    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 11, 1999.


                                                      REGISTRATION NO. 333-62231

________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-1
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                                NETSILICON, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             MASSACHUSETTS                                  3577                                   04-2826579
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)               CLASSIFICATION CODE NO.)                    IDENTIFICATION NO.)

                             411 WAVERLY OAKS ROAD,
                                   SUITE 227
                               WALTHAM, MA 02154
                                 (781) 647-1234
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                            CORNELIUS PETERSON VIII
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                NETSILICON, INC.
                        411 WAVERLY OAKS ROAD, SUITE 227
                               WALTHAM, MA 02154
                                 (781) 647-1234
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                        COPIES OF ALL COMMUNICATIONS TO:


                      W. RAYMOND FELTON, ESQ.                                          N. JEFFREY KLAUDER, ESQ.
         GREENBAUM, ROWE, SMITH, RAVIN, DAVIS & HIMMEL LLP                            MORGAN, LEWIS & BOCKIUS LLP
                           P.O. BOX 5600                                                  1701 MARKET STREET
                    WOODBRIDGE, NEW JERSEY 07095                                 PHILADELPHIA, PENNSYLVANIA 19103-6993
                           (732) 549-5600                                                   (215) 963-5694


                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [x]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

[CAPTION]

                                                                                         PROPOSED MAXIMUM
                                                                     PROPOSED MAXIMUM       AGGREGATE           AMOUNT OF
        TITLE OF EACH CLASS OF SECURITIES            AMOUNT TO BE     OFFERING PRICE         OFFERING          REGISTRATION
                 TO BE REGISTERED                    REGISTERED(1)     PER SHARE(2)          PRICE(2)             FEE(3)
Common Stock, par value $0.01 per share...........     3,450,000          $14.00           $ 48,300,000         $13,427.40





(1) Includes 450,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.


(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.


(3) The Company previously registered 3,340,750 shares of common stock at a unit price of $5.00 pursuant to Rule 457(g). The shares registered hereby are the same shares plus an additional 109,250 shares for a total of 3,450,000 shares, estimated to have a per share price of $14.00, pursuant to Rule 457(o), of which $4,927.61 was previously paid.

                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                  SUBJECT TO COMPLETION, DATED MARCH 11, 1999



INITIAL PUBLIC OFFERING
PROSPECTUS



                        3,000,000 SHARES OF COMMON STOCK
                           $12.00 TO $14.00 PER SHARE
                                    [LOGO]






     This is an initial public offering of NETsilicon, Inc. common stock. NETsilicon is selling 2,000,000 shares and Osicom Technologies, Inc., the sole stockholder of NETsilicon, is selling 1,000,000 shares. In addition, Osicom may sell up to 450,000 shares depending on whether the Underwriters exercise their over-allotment option. NETsilicon will not receive any of the proceeds from the sale of shares by Osicom. Following the completion of this offering, Osicom will own 75% (71% if the Underwriters' over-allotment option is exercised in full) of the outstanding common stock of the Company.



                            Proposed Trading Symbol:
                         Nasdaq National Market 'NSIL'



     INVESTING IN THIS STOCK INVOLVES CERTAIN RISKS. SEE 'RISK FACTORS' BEGINNING ON PAGE 6.



                            ------------------------

                                                                                             TOTAL
                                                                                --------------------------------
                                                                                   WITHOUT             WITH
                                                                   PER SHARE    OVER-ALLOTMENT    OVER-ALLOTMENT
                                                                   ---------    --------------    --------------
Price to Public.................................................
Underwriting Discounts & Commissions............................
NETsilicon's Proceeds...........................................
Selling Stockholder's Proceeds..................................



                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.



DAIN RAUSCHER WESSELS                                         TUCKER ANTHONY
a division of Dain Rauscher Incorporated                       Incorporated

     'NET+ARM'TM'' is a trademark of ARM Limited and is licensed to the Company. All other product names referred to herein are the property of their respective owners.



     Information contained on NETsilicon's website does not constitute a part of this Prospectus.



     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING INITIATING BIDS OR EFFECTING PURCHASES ON THE NASDAQ NATIONAL MARKET FOR THE PURPOSE OF PREVENTING OR REGARDING A DECLINE IN THE MARKET PRICE OF THE COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITING.'


                            ------------------------

                               TABLE OF CONTENTS





                                                 PAGE
                                                 ----

Prospectus Summary............................      3
Risk Factors..................................      6
The Company...................................     16
Use of Proceeds...............................     16
Dividend Policy...............................     17
Capitalization................................     18
Dilution......................................     19
Selected Financial Data.......................     20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..................................     21

                                                 PAGE
                                                 ----

Business......................................     29
Management....................................     40
Principal and Selling Stockholders............     46
Certain Relationships and Related Party
  Transactions................................     46
Description of Capital Stock..................     47
Shares Eligible for Future Sale...............     48
Underwriting..................................     50
Legal Matters.................................     51
Experts.......................................     51
Additional Information........................     52
Index to Financial Statements.................    F-1

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information, including 'Risk Factors' and the Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in 'Risk Factors' and elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) assumes an initial offering price of $13.00 per share, and (iii) assumes a 100,000-for-one stock split of the Company's Common Stock which will occur prior to the closing of this offering. The Company's fiscal year ends on January 31. All references herein to a fiscal year refer to the year ending January 31 of such year. Unless the context otherwise requires, NETsilicon, Inc. is referred to herein as the 'Company.'


                                  THE COMPANY


     NETsilicon, Inc. (the 'Company') develops and markets embedded networking solutions. The Company's products are incorporated into the design of embedded systems to provide the ability to communicate over standards-based Local Area Networks ('LANs'), Wide Area Networks ('WANs') and the Internet, enabling the development of completely new embedded systems applications. The Company believes that it provides the first standards-based embedded networking system to offer a single chip solution that, in conjunction with the physical interface and memory, encompasses all of the required hardware and software necessary to network-enable virtually any electronic device. The Company's products are contained in a broad array of imaging products, including printers, scanners, fax machines, copiers and multi-function peripherals manufactured by 20 original equipment manufacturers ('OEMs'), including Minolta Corporation, NEC Corporation, Sharp Corporation and Xerox Corporation. The Company's products are also in various stages of being incorporated by 43 OEMs into the design of products in other markets, such as industrial automation equipment, communication devices, data acquisition and test equipment, Internet devices and utility monitoring equipment.



     Over the past decade, manufacturers have increasingly incorporated embedded systems into a wide variety of products to provide enhanced features and functionality. Products that incorporate embedded systems include automobiles, vending machines, children's toys, and medical devices. While increasingly powerful, these embedded systems have traditionally been unable to communicate with other devices. OEMs are now seeking ways to enable the networking and communication of embedded systems to further enhance their products, extend their capabilities and develop innovative applications. The Company believes that the embedded networking systems industry is similar to the personal computer industry, in which the initial major technological advances increased the power of individual systems, but the subsequent networking of these systems provided tremendous benefits and enabled entirely new applications, such as workgroup collaboration.



     The Company's solution is designed to enable OEMs to reduce the cost and improve the time to market of their end products that incorporate embedded networking capability. The Company provides OEMs with an embedded networking solution comprised of its NET+ software and application specific hardware in the form of integrated circuits or network interface cards. The Company also provides software development licenses and application engineering services to OEMs to enable them to design products incorporating NET+ technology. The Company believes its solution is comprehensive, standards-based, scalable and extensible, and provides compelling value to OEMs relative to the cost and effort of developing in-house expertise in the area of embedded networking technology.



     Key elements of the Company's strategy include (i) expanding its existing OEM customer relationships in the imaging industry; (ii) identifying and penetrate other OEM markets; (iii) influencing industry standards for network connectivity in those other markets; and (iv) developing market-specific versions of its products to reinforce its position in the other markets it has entered.

     From its inception in 1984, the Company has developed and marketed products enabling the connection of electronic devices to networks. The Company began development activities related to its NET+ technology in 1996 and introduced its initial NET+ product, NET+ARM'TM', in January 1998. To date, the Company believes its products have been well received by OEMs, as evidenced by (i) the increase in the Company's net sales to $13.4 million for the fiscal year ended January 31, 1999 from $7.9 million in the prior fiscal year; (ii) the commitment of 20 OEMs in the imaging market and 43 OEMs in other markets to design NETsilicon products into their products; and (iii) the Company's product backlog at January 31, 1999 of $7.8 million relative to its backlog of $1.9 million at January 31, 1998.



     The Company was incorporated in Massachusetts in 1984. Its executive office is located at 411 Waverly Oaks Road, Suite 227, Waltham, Massachusetts 02154 and its telephone number is (781) 647-1234. The Company's website address is www.netsilicon.com.



                                  THE OFFERING



COMMON STOCK OFFERED BY THE COMPANY............  2,000,000 Shares
COMMON STOCK OFFERED BY THE SELLING
  STOCKHOLDER..................................  1,000,000 Shares
COMMON STOCK TO BE OUTSTANDING AFTER THE
  OFFERING.....................................  12,000,000 Shares
USE OF PROCEEDS................................  To repay indebtedness due to Osicom, to repay a portion of its outstanding indebtedness to Coast Business Credit, to fund product development and marketing, capital expenditures and working capital, and for general corporate purposes.
PROPOSED NASDAQ NATIONAL MARKET SYMBOL.........  'NSIL'

                             SUMMARY FINANCIAL DATA
         (IN THOUSANDS, EXCEPT PER SHARE DATA AND OTHER OPERATING DATA)




                                                                                       FISCAL YEAR ENDED JANUARY 31,
                                                                                    -----------------------------------
                                                                                     1997          1998          1999
                                                                                    -------       -------       -------
STATEMENT OF OPERATIONS DATA:
    Net sales.................................................................      $ 7,445       $ 7,920       $13,373
    Operating loss from continuing operations.................................         (942)       (1,228)       (1,581)
    Loss from continuing operations before income tax benefit.................       (1,078)       (1,346)       (2,132)
    Net loss from continuing operations.......................................         (109)         (853)       (2,132)
    Net loss from continuing operations per share(1):
      Basic...................................................................      $ (0.02)      $ (0.09)      $ (0.21)
      Diluted.................................................................      $    --       $    --       $    --
    Weighted average number of shares outstanding(1):
      Basic...................................................................        7,158        10,000        10,000
      Diluted.................................................................           --            --            --



                                                                            FISCAL QUARTER ENDED
                                            -------------------------------------------------------------------------------------
                                            APR. 30,   JULY 31,   OCT. 31,   JAN. 31,   APR. 30,   JULY 31,   OCT. 31,   JAN. 31,
                                              1997       1997       1997       1998       1998       1998       1998       1999
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                                                                 (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
    Net sales.............................   $2,471     $2,703     $  890     $1,856     $2,185     $3,199    $ 3,030     $4,959
    Operating income (loss) from
      continuing operations...............     (172)        (7)      (818)      (231)      (280)       168     (1,520)        52
    Income (loss) from continuing
      operations before income taxes......     (192)       (41)      (864)      (249)      (340)        91     (1,718)      (165)
    Net income (loss) from continuing
      operations..........................   $  (80)    $   68     $ (833)    $   (8)    $ (340)    $   91    $(1,718)    $ (165)

OTHER OPERATING DATA:
Design wins(2):
    Imaging market........................        1          4          5          5          9          8          8          9
    Other markets.........................        0          0          0          0         11         11         12         14
                                            --------   --------   --------   --------   --------   --------   --------   --------
        Total.............................        1          4          5          5         20         19         20         23
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                            --------   --------   --------   --------   --------   --------   --------   --------
Shipping customers(3):
    Imaging market........................        7          7          7          7         11         14         16         17
    Other markets.........................        0          0          0          0          0          0          2          3
                                            --------   --------   --------   --------   --------   --------   --------   --------
        Total.............................        7          7          7          7         11         14         18         20
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                            --------   --------   --------   --------   --------   --------   --------   --------



                                                                                                   AS OF
                                                                                              JANUARY 31, 1999
                                                                                        ----------------------------
                                                                                                             AS
                                                                                           ACTUAL        ADJUSTED(4)
                                                                                        ------------    ------------
                                                                                                        (UNAUDITED)
BALANCE SHEET DATA:
    Cash and cash equivalents........................................................     $    583        $ 15,241
    Working capital (deficit)........................................................       (3,471)         19,264
    Total assets.....................................................................       11,648          26,307
    Due to Osicom(5).................................................................        5,885              --
    Short-term debt..................................................................        3,191           1,000
    Stockholders' equity (deficit)...................................................       (1,836)         20,899


------------


(1) See Notes to the Company's Financial Statements for the years ended January 31, 1997, 1998 and 1999 regarding computations of net income (loss) per share.





(2) Represents new OEM products being designed incorporating the Company's products.



(3) Represents the number of customers to which product was shipped during the period indicated.





(4) The 'As Adjusted' balances reflect the sale by the Company of 2,000,000 shares of Common Stock and the receipt of approximately $23.2 million in estimated net proceeds from this offering and the application thereof as set forth in Use of Proceeds. See 'Use of Proceeds' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'





(5) Reflects advances from Osicom to the Company as of January 31, 1999. As of February 28, 1999, such balance was $5.7 million. The Company anticipates repayment of all outstanding amounts due to Osicom from the proceeds of the offering. See Note F to the Notes to the Financial Statements.

                                  RISK FACTORS


     An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. Prospective purchasers of the Common Stock offered hereby should carefully consider the following risk factors, as well as all other information in this Prospectus. This Prospectus contains 'forward-looking' statements within the meaning of Section 27A of the Securities Act. Discussions containing forward-looking statements may be found in the material set forth under 'Business' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' as well as within this Prospectus generally. In addition, when used in this Prospectus, the words 'believes,' 'intends,' 'anticipates,' 'expects,' and similar expressions are intended to identify forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.


HISTORY OF LOSSES AND ACCUMULATED DEFICIT


     The Company incurred net losses for fiscal years 1997, 1998 and 1999. At January 31, 1999, the Company had an accumulated deficit of $4.4 million. The Company continues to invest significant financial resources in product development, marketing and sales, and a failure of such expenditures to result in significant increases in revenue could have a material adverse effect on the Company's business, operating results and financial condition. Due to the limited history and undetermined market acceptance of the Company's new products, the rapidly evolving nature of the Company's business and markets, potential changes in product standards that significantly influence many of the markets for the Company's products, the high level of competition in the industries in which the Company operates and the other factors described elsewhere in 'Risk Factors,' there can be no assurance that the Company's investment in these areas will result in increases in revenue or that any revenue growth that is achieved can be sustained. Any revenue growth that the Company has achieved or may achieve may not be indicative of future operating results. In addition, the Company's history of losses, coupled with the factors described under ' -- Potential Fluctuations in Operating Results,' make future operating results difficult to predict. The Company and its prospects must be considered in light of the risks, costs and difficulties frequently encountered by emerging companies. As a result, there can be no assurance that the Company will be profitable in any future period. Future operating results will depend on many factors, including the growth of the markets for the Company's products, the acceptance of the Company's products, the level of competition, the ability of the Company to develop and market new products and general economic conditions. In view of the uncertainties identified herein, the Company believes that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See the Company's Financial Statements and the Notes thereto and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'


POTENTIAL FLUCTUATIONS IN OPERATING RESULTS


     The Company's net sales and operating results have in the past and may in the future fluctuate substantially from quarter to quarter and from year to year. This may result from any one or a combination of factors such as the cancellation or postponement of orders, the timing and amount of significant orders from the Company's largest customers, the Company's success in developing, introducing and shipping product enhancements and new products, the product mix sold by the Company, new product introductions by competitors, pricing actions by the Company or its competitors, the timing of delivery and availability of components from suppliers, changes in material costs and general economic conditions. Public market analysts may make quarterly financial projections for the Company based upon the Company's historical operating results and other factors; failure to meet such targets may adversely affect the market price of the Common Stock of the Company. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'


     The Company's backlog at the beginning of each quarter typically is not sufficient to achieve expected sales for the quarter. To achieve its sales objectives, the Company is dependent upon obtaining orders during each quarter for shipment that quarter. Furthermore, the Company's agreements with its customers typically provide that they may change delivery schedules and non-imaging customers can cancel orders, within specified time frames, typically 30 days or more prior to the scheduled shipment date pursuant to the Company's policies, without significant penalty. The Company's customers have in the past built, and may in the future build, significant inventory in order to facilitate more rapid deployment of anticipated major products or for other reasons. Decisions by such customers to reduce their inventory levels have led and could lead to reductions in purchases from the Company. These reductions, in turn, have caused and could cause fluctuations in the Company's operating results, which could have a material adverse effect on the Company's business, financial condition, cash flows and results of operations in periods in which the inventory is reduced. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business -- Backlog.'



     Delays or lost sales have been and could be caused by other factors beyond the Company's control, including late deliveries by vendors of components, changes in implementation priorities or slower than anticipated growth in the market for embedded networking solutions. In the quarter ending October 31, 1998, the Company experienced delays in the delivery of its product from Atmel Corporation. Such delays affected the Company's ability to fill its orders to customers, negatively impacting the Company's third quarter financial results. Operating results in the past have also been adversely affected by delays in receipt of significant purchase orders from customers. In addition, the Company has in the past experienced delays as a result of the need to modify its products to comply with unique customer specifications. In general, the timing and magnitude of the Company's revenues are highly dependent upon its achievement of design wins, the timing and success of its OEMs' development cycles, and its OEMs' product sales. Any of these factors could have a material adverse effect on the Company's business, operating results, cash flows and financial condition.





DEPENDENCE ON OEM CUSTOMERS


     The Company's financial performance and future growth is dependent upon its ability to sell its products to OEMs in various markets. Sales of its products will depend upon the purchasing decisions of OEMs, which may be based upon numerous factors, many of which are beyond the Company's control, including OEMs' decisions to increase inventory supply at the commencement of their product sales cycles and deplete such inventories prior to additional purchases, and cancellation or rescheduling delivery of the Company's products in accordance with the Company's policies for such actions. Furthermore, the Company's revenues are dependent upon the ultimate success of the end-user products of the Company's OEM customers. There can be no assurance that the Company will successfully market its products to OEMs. Even if the Company is successful in its efforts and achieves a design win from an OEM, there can be no assurance that the Company will ever achieve revenue from the sale of products as a result of such design win. Furthermore, even if the Company does achieve revenues from such sales there can be no assurance that such revenues will be sustainable. Any decline in the financial condition of the Company's OEM customers or any failure by the Company's OEM customers to successfully sell their products to end users may have a material adverse effect on the Company's business, operating results, cash flows and financial condition.
'Business -- Products and Services' and 'Business -- OEM Product Cycle.'



     Substantially all of the Company's OEM customers in the imaging market are headquartered in Japan. The current economic conditions existing in many Asian countries, including Japan, are uncertain and may have a significant effect on the business operations of such OEM customers. Consequently, the Company's dependence on its OEM customers in the imaging market in Japan and the uncertain factors affecting Japan's economic condition could have a material adverse effect on the Company's business, operating results, cash flows and financial condition.



DEPENDENCE ON IMAGING MARKET



     The imaging market has historically accounted for substantially all of the Company's revenues. In fiscal year 1999, 96.4% of the Company's revenues were generated from customers in the imaging market. The Company's success has been and continues to be dependent on the continued growth and success of the imaging market. Any decline in sales to the imaging market would have a material adverse effect on the Company's business, operating results, cash flows and financial condition.

     The imaging market is characterized by declining prices of existing products. Therefore, continual improvements in manufacturing efficiencies and the introduction of new products and enhancements to existing products are required for the Company to maintain its gross margins. In response to customer demands or competitive pressures, or to pursue new product or market opportunities, the Company may take certain pricing or marketing actions, such as price reductions or volume discounts. These actions could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. See 'Business -- Manufacturing.'



RISKS ASSOCIATED WITH ENTERING OTHER MARKETS



     A substantial portion of the Company's recent development efforts have been directed toward the development of new products for use in other markets in which embedded networking products have not historically been sold, such as the industrial automation equipment, data acquisition and test equipment, internet devices and security equipment markets. The market for embedded networking products in these targeted markets is new and rapidly evolving. Each product to be used in these industries must be designed to industry-specific requirements. The Company has limited experience in designing its products to meet the requirements of OEMs in these industries. Moreover, the Company's products and services have, to date, achieved limited acceptance in these industries. The Company's future success will depend, to a significant degree, upon broad acceptance of the Company's products and services within the targeted industries. Furthermore, the Company's success will also depend on the ability of the OEMs in these industries to successfully develop and market networked devices to end users. There can be no assurance that (i) the markets targeted by the Company for its products and services will develop; (ii) OEMs within each market targeted by the Company will choose the Company's products and services to meet their needs; (iii) the Company will successfully develop products to meet the industry-specific requirements of OEMs in its targeted markets; or
(iv) OEMs in its targeted markets will gain market acceptance for their devices which incorporate the Company's products. The failure of any of these events to occur would have a material adverse effect on the Company's business, operating results, cash flows and financial condition.


COMPETITION


     The markets for the products and services of the Company are intensely competitive, highly fragmented and characterized by rapidly changing technology, evolving industry standards, price competition and frequent new product introductions. A number of companies offer products that compete with one or more elements of the Company's solution. The Company's current and prospective competitors include Echelon Corporation, Integrated Systems, Inc., Motorola Inc., Samsung Electronics Co., Ltd. and Wind River Systems, Inc. The Company has experienced and expects to continue to experience increased competition from current and potential competitors, many of whom have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases than the Company. In particular, established companies in the Application Specific Integrated Circuit ('ASIC') or networking industries may seek to expand their product offerings by designing and selling products using competitive technology that could render the Company's products obsolete or have a material adverse effect on the Company's sales. The markets in which the Company competes currently are subject to intense competition and the Company expects additional price and product competition as other established and emerging companies enter these markets and new products and technologies are introduced. Increased competition may result in further price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. The Company believes that the competitive factors affecting the market for the Company's products include product performance, price and quality; product functionality and features; the availability of products for existing and future platforms; the ease of integration with other hardware and software components of the customer's products; and the quality of support services, product documentation and training. The relative importance of each of these factors depends upon the specific customer involved. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive factors faced by the Company will not have a material adverse effect on the Company's business, operating results, cash flows and financial condition. See 'Business -- Competition.'


RAPID TECHNOLOGICAL CHANGE AND DEPENDENCE ON LAN, WAN AND INTERNET TECHNOLOGIES



     The networking industry is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions, short product life cycles and rapidly changing customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The Company's future success will depend on its ability to enhance its existing products, to introduce new products to meet changing customer requirements and emerging technologies, and to demonstrate the performance advantages and cost-effectiveness of its products over competing products. Any failure of the Company to modify its products to support new LAN, WAN and Internet technologies, or alternative technologies, or any failure to achieve widespread customer acceptance of such modified products could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. The Company has in the past and may in the future experience delays in developing and marketing product enhancements or new products that respond to technological change, evolving industry standards and changing customer requirements. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products or product enhancements, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance. Failure of the Company, for technological or other reasons, to develop and introduce new products and product enhancements in a timely and cost-effective manner would have a material adverse effect on the Company's business, operating results, cash flows and financial condition. In addition, the future introductions or even announcements of products by the Company or one of its competitors embodying new technologies or changes in industry standards or customer requirements could render the Company's then-existing products obsolete or unmarketable. There can be no assurance that the introduction or announcement of new product offerings by the Company or one or more of its competitors will not cause customers to defer the purchase of existing Company products. Such deferment of purchases could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. See
'Business -- Industry Background.'



DEPENDENCE ON CONTRACT MANUFACTURERS AND LIMITED SOURCE SUPPLIERS



     The Company relies upon independent contractors to manufacture its components, subassemblies, systems and products. The Company also relies upon limited-source suppliers for a number of components used in the Company's products, including custom ASICs, certain key microprocessors and other components. There can be no assurance that these independent contractors and suppliers will be able to meet the Company's future requirements for manufactured products, components and subassemblies in a timely fashion. Recently, the Company experienced delays in the receipt of product from Atmel Corporation which adversely affected the Company's operating results in the quarter ending October 31, 1998. The Company generally purchases limited-source components pursuant to purchase orders and has no guaranteed supply arrangements with these suppliers. In addition, the availability of many of these components to the Company is dependent in part on the Company's ability to provide its suppliers with accurate forecasts of its future requirements. Atmel is currently the Company's sole source supplier for its silicon chip. While the Company is in the process of qualifying other suppliers, any qualification and pre-production periods could be lengthy and may cause delays in providing products to customers in the event that the sole source supplier of the chips fails to meet the Company's requirements. Any extended interruption in the supply of any of the key components currently obtained from limited sources would disrupt the Company's operations and have a material adverse effect on its business, operating results, cash flows and financial condition. See 'Business -- Manufacturing.'

CONTROL BY OSICOM


     After the completion of the offering, Osicom will beneficially own approximately 75% of the Company's outstanding Common Stock. As a result, Osicom will have the voting power to elect the Board of Directors and approve other matters presented for consideration by the stockholders. The interests of Osicom may differ from the interests of the other stockholders of the Company. Currently, two of the members of the Company's Board of Directors are also directors of Osicom. See 'Management,' 'Principal and Selling Stockholders,' 'Certain Relationships and Related Party Transactions' and 'Shares Eligible for Future Sale.'


BENEFITS OF OFFERING TO OSICOM


     The offering will provide significant benefits to Osicom, which is currently the sole stockholder of the Company, including (i) receipt of approximately $12.1 million from the sale of its shares in the offering; (ii) the creation of a public market for the Company's Common Stock; and (iii) the repayment of the Company's indebtedness to Osicom of approximately $5.9 million. In September 1996, Osicom acquired the Company by purchasing all of the Common Stock for $5.0 million. As a result of this offering, Osicom will generally have greater liquidity with respect to its investment in the Company's Common Stock and its holding of the Common Stock will have potentially greater value. In addition, upon consummation of the offering, Osicom may be relieved of its obligation as guarantor of the Company's line of credit. Osicom will beneficially own 9,000,000 shares of the Company's Common Stock after the completion of this offering. Based upon the initial public offering price of $13.00 per share, such shares owned by Osicom will have an aggregate market value of approximately $117 million. See 'Use of Proceeds,' 'Principal and Selling Stockholders' and 'Certain Relationships and Related Party Transactions.'



CONTRACTUAL RELATIONSHIPS WITH OSICOM



     The Company is a party to agreements with Osicom, consisting of (i) a five year supply agreement pursuant to which Osicom purchases products, including the NET+ARM'TM' ASIC,at variable prices, structured to maintain the Company's gross margin, established on the effective date of the agreement and Osicom provides manufacturing services to the Company at prices to be agreed upon; (ii) a sublease pursuant to which Osicom subleases office space at the Company's facility in Waltham, Massachusetts; and (iii) an intercompany agreement between the Company and Osicom dated May 1, 1998, as amended (the 'Intercompany Agreement') pursuant to which the Company transferred its stand-alone print server product business and associated assets (the 'Commercial Line') to Osicom, and Osicom has the right to manufacture and sell stand-alone product services to distributors. The Intercompany Agreement also states that the Company will provide certain manufacturing and engineering services to Osicom in connection with such business. The Company anticipates that, in accordance with the Intercompany Agreement, on approximately May 1, 1999, Osicom will assume responsibility for all such manufacturing. Additionally, the Intercompany Agreement provides that the Company will share certain intellectual property rights with Osicom. Osicom's rights in such intellectual property are limited to use in certain products manufactured by Osicom related to the Commercial Line and cannot be transferred, resold, licensed or assigned by Osicom. After the completion of this offering, Osicom will beneficially own 75% of the Company's outstanding Common Stock. In addition, two of the members of the Osicom Board of Directors also serve as directors of the Company. There can be no assurance that the price, terms and conditions of any of these agreements are as favorable to the Company as could have been obtained from unaffiliated third parties. In the future, the Company may enter into additional agreements with Osicom or subsidiaries of Osicom. There can be no assurance that such agreements will be on terms at least as favorable as if they had been negotiated with unrelated third parties. See 'Certain Relationships and Related Party Transactions.'



SHARES ELIGIBLE FOR FUTURE SALE



     No prediction can be made as to the effect, if any, that future sales of Common Stock by the Company, or the availability of Common Stock for future sales, will have on the market price of Common Stock prevailing from time to time. Sales of a substantial number of shares of Common Stock in the public market could adversely affect the market price for the Company's Common Stock and reported earnings per share.



     Subject to applicable federal and securities laws and the restrictions set forth below, after completion of the offering, Osicom may sell any and all of the shares of Common Stock beneficially owned by it or distribute any or all such shares of Common Stock to its stockholders. Sales or distribution by Osicom of substantial amounts of Common Stock in the public market or to its stockholders, or the perception that such sales or distribution could occur, could adversely affect the prevailing market prices for the Common Stock. Osicom has advised the Company that its current intent is to continue to hold all of the Common Stock beneficially owned by it following the offering. However, Osicom is not subject to any obligation to retain its controlling interest in the Company, except that Osicom has agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 365 days after the date of this Prospectus without the prior written consent of Dain Rauscher Wessels. See 'Underwriting.' As a result, there can be no assurance concerning the period of time during which Osicom will maintain its beneficial ownership of Common Stock owned by it following the offering. Moreover, there can be no assurance that, in any transfer by Osicom of a controlling interest in the Company, any holders of Common Stock will be able to participate in such transaction or will realize any premium with respect to their shares of Common Stock.



     Certain restrictions on shares of Common Stock are applicable to (i) any shares of Common Stock purchased in this offering by affiliates of the Company, which may generally only be sold in compliance with the limitations of Rule 144 under the Act, except for the holding period requirements thereunder, and (ii) 9,000,000 shares of Common Stock beneficially owned by Osicom which will be subject to lock-up agreements (the 'Lock-Up Agreements') prohibiting the sale or other disposition of such shares until 365 days after the date of this Prospectus (the 'Lock-Up Expiry Date') without the prior written consent of Dain Rauscher Wessels. See 'Shares Eligible For Future Sale.'



     It is anticipated that a registration statement (the 'Form S-8 Registration Statement') covering the Common Stock that may be issued pursuant to the exercise of options granted by the Company will be filed and become effective prior to the Lock-Up Expiry Date, and that shares of Common Stock that are so acquired or offered thereafter pursuant to the Form S-8 Registration Statement generally may be resold in the public market without restriction or limitation. See 'Management -- Stock Option Plan' and 'Management -- Director Stock Option Plan,' 'Shares Eligible For Future Sale' and 'Underwriting.'



RISKS OF PRODUCT DEFECTS; PRODUCT LIABILITY



     Complex products such as those offered by the Company may contain undetected or unresolved defects when first introduced or as new versions are released. The occurrence of material errors in the future could, and the inability to correct such errors would, result in the loss of market share, the delay or loss of market acceptance of the Company's products, material warranty expense, diversion of engineering and other resources from the Company's product development efforts, the loss of credibility with the Company's customers or product recall. The use of the Company's products for applications in devices that interact directly with the general public, where the failure of the embedded system could cause property damage or personal injury, could expose the Company to significant product liability claims. Although the Company has not experienced any product liability or economic loss claims to date, the sale and support of the Company's products may entail the risk of such claims. Any of such occurrences could have a material adverse effect upon the Company's business, operating results, cash flows and financial condition. See
'Business -- Products and Services.'





RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS


     In fiscal 1999 international sales constituted approximately 50.0% of the Company's net sales, and approximately 18.5% of its domestic sales were to customers headquartered in Asia. The Company believes that its future growth is dependent in part upon its ability to increase sales in international markets. In addition, an integral part of the Company's business strategy is to form strategic alliances for the manufacture and distribution of its products with third parties, including foreign corporations.

Several countries in Asia have recently experienced currency devaluation and/or reduced access to credit. There can be no assurance that the effect of this economic condition on the Company's strategic partners and significant customers or the exposure to variations in the respective value of the currency of all of the Company's international partners or customers with that of the U.S. dollar, will not have a material adverse effect on the Company's business, operating results, cash flows and financial condition. The sale of the Company's products internationally may be regulated by foreign governmental agencies.
The Company does not know the impact of such regulation, if any, on the Company, and there can be no assurance that foreign regulation will not have a material adverse effect on the Company's ability to sell its products in such countries.


     The Company intends to expand its presence in Europe to address new markets. New issues are arising in Europe resulting from the formation of a European economic and monetary union ('EMU'). One change resulting from this union requires EMU member states to irrevocably fix their respective currencies to a new currency, the Euro, as of January 1, 1999, at which date the Euro became a functional legal currency of these countries. During the next three years, business in the EMU member states will be conducted in both the existing national currency such as the French franc or the Deutsche mark, and the Euro. As a result, companies operating or conducting business in EMU member states will need to ensure that their financial and other software systems are capable of processing transactions and properly handling these currencies, including the Euro. The Company currently conducts all of its business operations in United States dollars. The Company is assessing the impact that the conversion to the Euro will have on its internal systems, the sale of its products, and the European and global economies. If necessary, the Company will take appropriate corrective actions based on the results of such assessment.



     The Company's products are subject to restrictions on export to foreign countries. These restrictions require the Company to obtain a validated export license prior to the sale of its products to purchasers in such countries, thereby making many of the Company's sales to purchasers in foreign countries subject to the approval of the U.S. Department of Commerce. There can be no assurance that the U.S. Department of Commerce will not mandate more restrictions in the future towards the Company's products or, due to the political or diplomatic climate or for human rights reasons, impose additional restrictions on exports to one or more countries where the Company desires to sell its products. Such a change could adversely affect the Company's ability to sell its products in such countries, which, in turn, could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. In addition, international sales are subject to inherent risks, including changes in regulatory requirements, tariffs and other barriers, fluctuating exchange rates associated with international sales by selling its products in United States currency. There can be no assurance that any of these factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, operating results, cash flows and financial condition. See 'Management's Discussion and Analysis of Financial Conditions and Results of Operations.'


DEPENDENCE ON PROPRIETARY RIGHTS AND TECHNOLOGY





     The Company's ability to compete is dependent in part on its proprietary rights and technology. The Company has no patents and relies primarily on a combination of copyright, trademark laws, trade secrets, confidentiality procedures and contract provisions to protect its proprietary rights. The Company generally enters into confidentiality agreements with its employees, and sometimes with its customers and potential customers and limits access to the distribution of its software, hardware designs, documentation and other proprietary information. In addition, pursuant to the Intercompany Agreement with Osicom, the Company granted Osicom co-ownership rights to certain of its existing intellectual property in connection with the Company's transfer of its Commercial Line to Osicom. Osicom's rights to such intellectual property are limited to use in products manufactured by Osicom related to the Commercial Line. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent the misappropriation of its technology. While the Company has filed one patent application and plans to file various additional applications, such applications may be denied. Any patents, once issued, may be circumvented by competitors of the Company. Furthermore, there can be no assurance that others will not develop technologies that are superior to the Company's. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competing companies will not independently develop similar technology. Failure of the Company to adequately protect its proprietary rights could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. In the future, third parties may assert that the Company's products infringe their proprietary rights. Should litigation with respect to any such claims commence, such litigation could be extremely expensive and time consuming and could materially and adversely affect the Company's results of operations regardless of the outcome of the litigation. There can be no assurance that the Company will defend, or will be able to defend successfully against third party infringement claims. See 'Business -- Intellectual Property, Trademarks and Proprietary Rights.'


DEPENDENCE ON KEY PERSONNEL


     The Company's business and prospects depend to a significant degree upon the continuing contributions of its key personnel. The Company does not have employment contracts with any of its key personnel, with the exception of its Vice President, Worldwide Industrial Automation, EMEA New Markets and does not maintain any key man life insurance policies. The loss of key management or technical personnel could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. The Company believes that its prospects depend in large part upon its ability to attract and retain highly-skilled engineering, managerial, sales, marketing and administrative personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. See 'Business -- Employees' and 'Management.'


REGULATORY COMPLIANCE AND EVOLVING INDUSTRY STANDARDS


     The market for the Company's products is subject to a significant number of communications regulations and industry standards, some of which are evolving as new technologies are deployed. In the United States, the Company's products must comply with various regulations defined by the Federal Communications Commission and standards established by Underwriters Laboratories. Some of the Company's products may not comply with current industry standards, and this noncompliance must be addressed in the design of those products. Standards for networking are still evolving. As the standards evolve, the Company may be required to modify its products or develop and support new versions of its products. The failure of the Company's products to comply or delays in compliance, with the various existing and evolving industry standards could delay introduction of the Company's products, which could have a material adverse effect on the Company's business, operating results, cash flows and financial condition.



MANAGEMENT OF GROWTH



     The Company has limited internal infrastructure and any significant growth would place a substantial strain on the Company's financial and management personnel and information systems and controls. Such growth would require the Company to implement new and enhance existing financial and management information systems and controls and add and train personnel to operate such systems effectively. The Company's intention to continue to pursue its growth strategy through efforts to increase sales of existing products and new products can be expected to place even greater pressure on the Company's existing personnel and compound the need for increased personnel, expanded information systems, and additional financial and administrative control procedures. There can be no assurance that the Company will be able to successfully manage expanding operations.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems, software products and other control devices are coded to accept only two digit entries in the date code fields, which will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' computer systems, software products and control devices may need to be upgraded or replaced in order to comply with such 'Year 2000' requirements. The Company relies on its systems, applications and control devices in operating and monitoring all major aspects of its business. The Company believes its products are Year 2000 compliant. With respect to its own systems, the Company relies on the representations of its primary software vendors that their products are Year 2000 compliant. Based in part on these representations, the Company believes its other systems, software and devices are also Year 2000 compliant. Any noncompliance of the Company's systems, software and devices could severely disrupt the Company's operations and have a material adverse affect on its business, financial condition, cash flows and results of operations.


     The Company also relies, directly and indirectly, on external systems of its customers, suppliers, creditors, financial organizations, utilities providers and governmental entities, both domestic and international. None of these systems are under the control of the Company. Consequently, the Company could be affected through disruptions in the operations of the enterprises with which the Company interacts. Furthermore, the purchasing frequency and volume of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to make their current systems Year 2000 compliant. Certain of the Company's customers have requested information from the Company concerning its exposure to Year 2000 problems, the steps it has taken to resolve any Year 2000 problems and what level of management attention is being focused on the issue. Similarly, the Company intends to send inquiries to certain of its suppliers requesting substantially the same information from them. The Company has received representations from certain of its suppliers, including some of its sole source suppliers, as to the Year 2000 compliance of their systems and products. The Company has not assessed the Year 2000 compliance of its customers. If the Company's customers encounter Year 2000 problems that prevent their products from functioning properly, these customers may be forced to devote significant resources to fixing these problems and may reduce or suspend the manufacture of new products to be networked during such time. As a result, the Company's sales of its NET+ product family to these customers could be materially and adversely affected. In addition, if the Company's suppliers, particularly its sole-source suppliers, are unable to manufacture or deliver supplies to the Company as a result of Year 2000 problems, the Company's ability to manufacture and sell its products would be materially and adversely affected. The Company does not currently have in place any contingency plans for its operations if Year 2000 issues are not resolved in time or go undetected. The incomplete or untimely resolution of any of these issues could have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.


IMMEDIATE AND SUBSTANTIAL DILUTION


     The initial public offering price will be substantially higher than the book value per share of the currently outstanding Common Stock. Purchasers of the Common Stock offered hereby will suffer immediate and substantial dilution of $11.30 per share in the net tangible book value of the Common Stock from the initial public offering price (at an assumed initial public offering price of $13.00 per share). Moreover, the Company may at any time in the future sell additional securities and/or rights to purchase such securities, grant additional warrants, stock options or other forms of equity-based incentive compensation to the Company's management and/or employees to attract and retain such personnel or in connection with the obtaining of financing, such as debt or leasing arrangements accompanied by warrants to purchase equity securities of the Company. Any of these actions, including the exercise of stock options currently outstanding by officers, directors and employees of the Company, would have a dilutive effect upon the holders of the Common Stock. See 'Dilution' and 'Management -- Executive Compensation.'

BROAD DISCRETION IN APPLICATION OF PROCEEDS; ACQUISITION RISKS


     The Company intends to use the net proceeds from this offering to reduce the outstanding principal balance under its line of credit and certain other indebtedness, including approximately $5.9 million of indebtedness to Osicom, and approximately $2.2 million of the approximately $3.2 million outstanding balance under the Company's line of credit and for product development and marketing, capital expenditures, working capital and general corporate purposes. In addition, a portion of the net proceeds may be used to make acquisitions. The Company has not specifically allocated approximately $15.1 million of the net proceeds for any particular uses. Accordingly, the specific uses for a substantial portion of the net proceeds will be at the complete discretion of the Board of Directors of the Company and may be allocated from time to time based upon a variety of circumstances. There can be no assurance that the Company will deploy such funds in a manner that will enhance the financial condition of the Company. Acquisitions present numerous risks, including inaccurate assessment of the benefits to be provided by an acquired business, the assumption of unexpected liabilities, significant transaction costs and expenses, costs and expenses involved in the integration of the operations and services of an acquired business, diversion of management's attention from other business concerns and potential loss of key employees of the acquired business. The realization of any of these risks could have a material adverse effect on the Company's business, financial condition, cash flows and results of operations. See 'Use of Proceeds.'



NO PRIOR TRADING MARKET FOR THE COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE



     Prior to this offering, there has been no public market for the Common Stock of the Company. The initial public offering price will be determined by negotiations among the Company, the Selling Stockholder and the Underwriters and may not be indicative of the price that will prevail on the open market. See 'Underwriting' for a discussion of the factors to be considered in determining the initial public offering price. There can be no assurance that an active public market will develop or be sustained after this offering or that the market price of the Common Stock will not decline below the initial public offering price. Future announcements concerning the Company or its competitors, quarterly or annual variations in operating results, announcement of technological innovations, the introduction of new products or changes in product pricing policies by the Company or its competitors, proprietary rights or product liability litigation, changes in earnings estimates by analysts, or general market conditions in the networking systems industry could cause the market price of the Common Stock to experience significant price and volume fluctuations that have particularly affected the market prices for the securities of technology companies. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against such company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, financial condition, cash flows and results of operations.



ANTI-TAKEOVER PROVISIONS


     Shares of preferred stock may be issued by the Company in the future without stockholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding stock of the Company and potentially prevent the payment of a premium to stockholders in an acquisition transaction. There are no shares of preferred stock outstanding and the Company has no present plans to issue any shares of preferred stock. See 'Description of Capital Stock.'

NO DIVIDENDS


     To date, the Company has not paid any cash dividends on its Common Stock, and does not expect to declare or pay any cash or other dividends in the foreseeable future. In addition, the Company's credit agreement contains a financial covenant that prohibits the payment of cash dividends. See 'Dividend Policy.'


                                  THE COMPANY



     The Company commenced its operations in 1984 as Digital Products, Inc. and has been operated by its current management throughout its history. From its inception, the Company has developed and marketed embedded networking systems enabling the connection of electronic devices to networks. In 1994, the Company introduced the Digital Products Option ('DPO') Interface Specification and Network Interface Card ('NIC'), two network connectivity products used by printer controller designers and OEMs of imaging devices. DPO was designed using the same networking technology found in the Company's previous products.



     In 1996, the Company began developing an embedded networking system designed to network-enable a broad array of electronic devices in a variety of product markets. In September 1996, the Company was acquired by Osicom, a Nasdaq-listed designer and manufacturer of carrier, enterprise and customer premise networking equipment. The Company has been a wholly-owned subsidiary of Osicom since the acquisition. Supported by Osicom's funding of working capital, the Company completed the development of its NET+ family of products, and began shipping that family of products in March 1998.



     Effective as of May 1, 1998, pursuant to the Intercompany Agreement the Company transferred its Commercial Line to Osicom. Therefore, with respect to the Company, the Commercial Line is treated as a discontinued operation. However, the Company continues to provide significant manufacturing and engineering services to Osicom for the Commercial Line for which Osicom pays the Company on a cost basis. The Company anticipates that on approximately May 1, 1999, Osicom will assume manufacturing responsibility for the Commercial Line products which it currently sells and that Osicom will assume responsibility for engineering support of the Commercial Line on June 30, 1999. See 'Certain Relationships and Related Party Transactions.' All references herein to the 'Company' refer to NETsilicon, Inc. and do not include the business and assets of the Commercial Line unless the context otherwise requires.



                                USE OF PROCEEDS



     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered hereby are estimated to be approximately $23.2 million at an assumed initial offering price of $13.00 per share, after deducting the underwriting discount of approximately $1.8 million and estimated offering expenses of approximately $1.0 million. See 'Underwriting.' The Company will not receive any of the proceeds from the sale of shares being offered by the Selling Stockholder.



     The Company expects to repay its indebtedness to Osicom in the approximate amount of $5.9 million. This indebtedness bears interest at 11.5% per annum and is payable upon demand by Osicom. The proceeds of the Company's borrowings from Osicom were used primarily for research and development. In addition, the Company intends to use a portion of the net proceeds from this offering to repay approximately $2.2 million of the amounts due to Coast Business Credit under its line of credit. As of January 31, 1999, the Company had $3.2 million outstanding under its line of credit. The $5.0 million line of credit, which was incurred to finance working capital borrowings by the Company, bears interest at the lender's prime rate plus 2.5% per annum, not to be less than 8.0% per annum. The Company intends to maintain a balance of $1.0 million under its line of credit in order to meet the minimum balance requirements and avoid additional fees under the terms of its agreement with Coast Business Credit. The Company's line of credit expires February 1, 2001. The remainder of the net proceeds will be used for product development and marketing, capital expenditures, working capital, and general corporate purposes. The Company may also use a portion of the net proceeds from this offering to expand its business through acquisitions. The Company may from time to time explore prospective acquisition opportunities; however, the Company does not currently have any acquisition commitments. Other than the repayment of outstanding indebtedness, the Company has not made any determination regarding the amounts or timing of the use of any proceeds from this offering. See 'Risk Factors -- Broad Discretion in Application of Proceeds; Acquisition Risks.' The amounts and the timing of any such use may vary significantly depending upon a number of factors, including the Company's revenue growth, asset growth, cash flows and acquisition activities. Pending such uses, the net proceeds of this offering will be invested in short-term, investment-grade, interest-bearing securities. The Company currently anticipates that the net proceeds to be received by the Company from this offering, together with amounts available under its existing line of credit, cash generated from operations and existing cash balances will be sufficient to satisfy its operating cash needs for at least 12 months following the consummation of this offering. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

                                DIVIDEND POLICY

     To date, the Company has not paid or declared any cash dividends on its Common Stock. The Company currently intends to retain future earnings for use in its business and, therefore, does not anticipate paying or declaring any cash or other dividends in the foreseeable future. The payment of future dividends, if any, will depend among other things, on the Company's results of operations, cash flows and financial condition and on such other factors as the Company's Board of Directors may, in its discretion, consider relevant. In addition, the Company's credit agreement with Coast Business Credit contains a financial covenant that prohibits the payment of any dividends without their consent.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of January 31, 1999, (i) on an actual basis, and (ii) as adjusted to reflect the sale of 2,000,000 shares of Common Stock offered by the Company hereby (at an assumed offering price of $13.00 per share) and the application of approximately $23.2 million in estimated net proceeds therefrom. This table should be read in conjunction with the Financial Statements of the Company and the Notes thereto and other financial information included elsewhere in this Prospectus.



                                                                                  AS OF JANUARY 31, 1999
                                                                                --------------------------
                                                                                 ACTUAL     AS ADJUSTED(1)
                                                                                --------    --------------
                                                                                  (DOLLARS IN THOUSANDS,
                                                                                  EXCEPT PER SHARE DATA)

Short-term debt..............................................................   $  3,192       $  1,000
                                                                                --------    --------------
                                                                                --------    --------------
Due to Osicom(2).............................................................   $  5,885       $     --
Stockholders' equity (deficit):
  Common Stock, par value $0.01 per share; 35,000,000 shares authorized and
     10,000,000 shares issued and outstanding actual; 12,000,000 issued and
     outstanding as adjusted.................................................        100            120
  Preferred Stock, par value $0.01 per share; 5,000,000 shares authorized and
     no shares issued actual and as adjusted.................................         --             --
  Additional paid-in capital.................................................      2,463         25,178
  Accumulated deficit........................................................     (4,399)        (4,399)
                                                                                --------    --------------
     Total stockholders' equity (deficit)....................................     (1,836)        20,899
                                                                                --------    --------------
          Total capitalization...............................................   $  4,049       $ 20,899
                                                                                --------    --------------
                                                                                --------    --------------


------------


(1) Adjusted to give effect to the sale by the Company of 2,000,000 shares of Common Stock and the application of approximately $23.2 million in net proceeds from this offering, after deducting the underwriting discount with respect to such shares of approximately $1.8 million and estimated offering expenses of $1.0 million.



(2) Reflects advances from Osicom to the Company as of January 31, 1999. As of February 28, 1999 such balance was $5.7 million. The Company anticipates repayment of all outstanding amounts due to Osicom from the proceeds of this offering. See Note F to the Notes to the Financial Statements.

                                    DILUTION


     The net tangible book value of the Company as of January 31, 1999, was $(2,752,000), or $(0.28) per share of Common Stock. Net tangible book value per share of Common Stock represents the amount of the Company's tangible assets less its total liabilities, divided by the total number of shares of Common Stock outstanding. Assuming the sale by the Company of 2,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share and receipt of the estimated net proceeds therefrom, the pro forma adjusted net tangible book value of the Company as of January 31, 1999 would have been approximately $20,428,200, or $1.70 per share. This represents an immediate increase in such net tangible book value of $1.91 per share to existing stockholders and an immediate dilution of $11.30 per share to new investors. The following table illustrates this per share dilution in net tangible book value:



Assumed initial public offering price per share...............................................    $13.00
     Net tangible book value per share as of January 31, 1999........................   $(0.28)
     Increase per share attributable to new investors(1).............................     1.98
                                                                                        ------
     Pro forma net tangible book value per share as of January 31, 1999.......................      1.70
                                                                                                  ------
Dilution per share to new investors...........................................................    $11.30
                                                                                                  ------
                                                                                                  ------


------------


(1) Reflects the sale by the Company of 2,000,000 shares of Common Stock and the receipt of approximately $23.2 million in net proceeds from this offering, after deducting the underwriting discount with respect to such shares of approximately $1.8 million and estimated offering expenses of $1.0 million.



                            ------------------------
     The following table summarizes, on an adjusted basis as of January 31, 1999, the difference between the total number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and by new investors (at an assumed initial public offering price of $13.00 per share and without giving effect to the underwriting discount and estimated offering expenses):



                                                      SHARES PURCHASED           TOTAL CONSIDERATION        AVERAGE
                                                  ------------------------    -------------------------      PRICE
                                                    NUMBER      PERCENTAGE      AMOUNT       PERCENTAGE    PER SHARE
                                                  ----------    ----------    -----------    ----------    ---------

Osicom.........................................   10,000,000(1)    83.3%      $ 5,000,000(2)    15.6%       $  0.50
New investors..................................    2,000,000       16.7%      $26,000,000       84.4%       $ 13.00
                                                  ----------    ----------    -----------    ----------
                                                  ----------    ----------    -----------    ----------
     Total.....................................   12,000,000      100.0%      $32,000,000      100.0%
                                                  ----------    ----------    -----------    ----------
                                                  ----------    ----------    -----------    ----------


------------


(1) Sales by Osicom in this offering will reduce the number of shares held by it to 9,000,000 shares or 75% (8,550,000 shares or approximately 71% if the Underwriters' over-allotment option is exercised in full) of the total shares of Common Stock outstanding after this offering and will increase the number of shares held by new investors to 3,000,000 shares or 25% (3,450,000 shares or approximately 29% if the Underwriters' over-allotment option is exercised in full) of the total shares of Common Stock outstanding after this offering. See 'Principal and Selling Stockholders.'



(2) Represents gross consideration paid by Osicom to the former stockholders of the Company in connection with the acquisition of the Company in September 1996.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The selected financial data set forth below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus. The statement of operations and balance sheet data for the fiscal years 1997, 1998 and 1999 have been derived from the financial statements of the Company which have been audited by BDO Seidman, LLP, independent accountants. The statement of operations and balance sheet data for the fiscal year 1996 have been derived from the audited financial statements of the Company. The statement of operations data for the fiscal year 1995 and the balance sheet data as of January 31, 1995 have been derived from the Company's unaudited financial statements which, in the opinion of management, include all significant, normal and recurring adjustments necessary for a fair presentation of the financial position and results of operations for such unaudited period.



                                                                                       FISCAL YEAR ENDED JANUARY 31,
                                                                            ---------------------------------------------------
                                                                               1995         1996      1997      1998      1999
                                                                            -----------    -------   -------   -------   -------
                                                                            (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
     Net sales............................................................    $ 5,363     $ 4,598   $ 7,445   $ 7,920   $13,373
     Cost of sales........................................................      3,029       2,662     4,294     4,060     7,271
                                                                            -----------   -------   -------   -------   -------
     Gross profit.........................................................      2,334       1,936     3,151     3,860     6,102
     Operating expenses:
          Selling and marketing...........................................      1,498         915     1,563     1,810     3,336
          Engineering, research and development...........................        635       1,698     1,028     1,483     2,153
          General and administrative......................................        409       2,294     1,502     1,795     2,194
                                                                            -----------   -------   -------   -------   -------
     Total operating expenses.............................................      2,542       4,906     4,093     5,087     7,683
                                                                            -----------   -------   -------   -------   -------
     Operating loss from continuing operations............................       (208)     (2,970)     (942)   (1,228)   (1,581)
     Interest expense.....................................................        (66)        (99)     (136)     (119)     (552)
                                                                            -----------   -------   -------   -------   -------
     Loss from continuing operations before income taxes..................       (274)     (3,069)   (1,078)   (1,346)   (2,132)
     Provision for income tax benefit.....................................        446         643       969       493        --
                                                                            -----------   -------   -------   -------   -------
     Net income (loss) from continuing operations.........................    $   172     $(2,426)  $  (109)  $  (853)  $(2,132)
                                                                            -----------   -------   -------   -------   -------
                                                                            -----------   -------   -------   -------   -------
     Net income (loss) from continuing operations per share:
          Basic...........................................................    $  0.02     $ (0.34)  $ (0.02)  $ (0.09)  $ (0.21)
          Diluted.........................................................    $  0.02     $    --   $    --   $    --   $    --
     Supplemental net income (loss) per share(1)..........................       0.02       (0.31)    (0.01)    (0.08)    (0.20)
     Weighted average number of shares outstanding:
          Basic...........................................................      7,161       7,176     7,158    10,000    10,000
          Diluted.........................................................     10,000          --        --        --        --



                                                                                            AS OF JANUARY 31,
                                                                          -----------------------------------------------------
                                                                             1995         1996       1997      1998      1999
                                                                          -----------   -------    ------    ------    -------
                                                                          (UNAUDITED)
BALANCE SHEET DATA:
     Cash and cash equivalents.........................................     $    --      $    19    $  394    $  185    $   583
     Working capital...................................................        (852)      (1,261)     (241)     (787)    (3,471)
     Total assets......................................................       7,318        7,033     7,615     7,933     11,648
     Due to Osicom(2)..................................................           0            0       948     1,812      5,885
     Total debt (including short-term debt)............................       6,190        2,863     3,338     3,005      3,191
     Stockholders' equity (deficit)....................................       1,076         (458)      763       586     (1,836)


------------





(1) Supplemental net income (loss) per share is based upon the weighted number of shares of Common Stock used in the calculation of net income (loss) per share increased by the sale of 621,231 shares, the proceeds of which would be necessary to reduce borrowings by $8.1 million.




(2) Reflects advances from Osicom to the Company as of January 31, 1999. As of February 28, 1999, such balance was $5.7 million. The Company anticipates repayment of all outstanding amounts due to Osicom with the proceeds of the offering. See Note F to the Notes to the Financial Statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with the information included elsewhere in this Prospectus. Certain information contained herein may include 'forward-looking statements' within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts included in this Prospectus, are forward-looking statements. Such statements are subject to certain risks and uncertainties, which include but are not limited to those discussed in the section entitled 'Risk Factors.' Should one or more of these risks or uncertainties, among others as set forth in this Prospectus, materialize, actual results may vary materially from those estimated, anticipated or projected. Although the Company believes that the expectations reflected by such forward-looking statements are reasonable based on information currently available to the Company, no assurance can be given that such expectations will prove to have been correct. Cautionary statements identifying important factors that could cause actual results to differ materially from the Company's expectations are set forth in this Prospectus. All forward-looking statements included in this Prospectus and all subsequent oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.


OVERVIEW


     The Company develops and markets embedded networking solutions. The Company's products are incorporated into the design of embedded systems to provide the ability to communicate over standards-based LANs, WANs and the Internet, enabling the development of completely new embedded systems applications. The Company believes that it provides the first standards-based embedded networking system to offer a single chip solution that, in conjunction with the physical interface and memory, encompasses all of the required hardware and software necessary to network-enable virtually any electronic device. The Company's technology is designed to have broad applicability and therefore may be incorporated into virtually any electronic device. The Company's products are currently contained in a broad array of imaging products, including printers, scanners, fax machines, copiers and multi-function peripherals manufactured by 20 OEMs such as Minolta Corporation, NEC Corporation, Sharp Corporation and Xerox Corporation. The Company's products are also in various stages of being incorporated by 43 OEMs into the design of products in other markets, such as industrial automation equipment, communication devices, data acquisition and test equipment, Internet devices and utility monitoring equipment.



     From its inception in 1984, the Company has developed and marketed embedded networking systems enabling the connection of electronic devices to networks. In 1994, the Company introduced the DPO Interface Specification and Network Interface Card, two network connectivity products used by printer controller designers and OEMs of imaging devices. In 1996, the Company began developing an embedded networking system designed to network-enable a broad array of electronic devices in a variety of product markets.



     In September 1996, Osicom acquired all of the Company's outstanding capital stock from its stockholders for $5.0 million. The Company has been a wholly-owned subsidiary of Osicom since the acquisition. Supported by Osicom's funding of working capital, the Company completed the development of its NET+ family of products, and began shipping that family of products in March 1998.



     Effective as of May 1, 1998, the Company transferred its Commercial Line to Osicom. Therefore, the Company treats the Commercial Line as a discontinued operation, and Osicom now manufactures, sells and supports the stand-alone print server and other products. However, the Company continues to provide significant manufacturing and engineering services to Osicom for the Commercial Line for which Osicom pays the Company on a cost basis. The Company anticipates that on approximately May 1, 1999, Osicom will assume responsibility for all manufacturing of the Commercial Line products which it currently sells and that on approximately July 1, 1999 Osicom will assume responsibility for providing engineering support for the Commercial Line. See 'Certain Relationships and Related Party Transactions.' The financial data discussed below does not include the operations of the Commercial Line.

     The Company generates revenues from the sales of embedded networking products, software development tools and application engineering services. The Company's embedded networking products are sold to OEMs which incorporate them into electronic devices that are sold to end users. The Company generally recognizes product and software license revenue upon shipment to its OEM customers. Revenue from service obligations is deferred and recognized over the lives of the contracts. The Company accrues warranty costs, sales returns, and other allowances at the time of shipment. In general, the timing and magnitude of the Company's revenues are dependent upon its achievement of design wins, the timing and success of its OEMs' development cycles and its OEMs' product sales.



     In fiscal year 1999, international sales constituted approximately 50.0% of the Company's net sales, and approximately 18.5% of its domestic sales were to customers headquartered in Asia. Approximately 96.4% of the Company's net sales in fiscal year 1999 were made to OEM customers in the imaging market, many of which are headquartered in Japan.


RESULTS OF OPERATIONS


     The following table sets forth, for the fiscal years 1997, 1998 and 1999, information derived from the Company's Statement of Operations expressed as a percentage of net sales.



                                                                                    AS A PERCENTAGE OF NET SALES
                                                                                    FISCAL YEAR ENDED JANUARY 31,
                                                                                    -----------------------------
                                                                                    1997        1998        1999
                                                                                    -----       -----       -----

Net sales........................................................................   100.0%      100.0%      100.0%
Cost of sales....................................................................    57.7        51.3        54.4
                                                                                    -----       -----       -----
Gross profit.....................................................................    42.3        48.7        45.6
Operating expenses:
     Selling and marketing.......................................................    21.0        22.9        24.9
     Engineering, research and development.......................................    13.8        18.7        16.1
     General and administrative..................................................    20.2        22.7        16.4
                                                                                    -----       -----       -----
Total operating expenses.........................................................    55.0        64.3        57.4
Operating income (loss) from continuing operations...............................   (12.7)      (15.5)      (11.8)
Interest expense.................................................................    (1.8)       (1.5)       (4.1)
                                                                                    -----       -----       -----
Income (loss) from continuing operations before income taxes.....................   (14.5)      (17.0)      (15.9)
Provision for income taxes.......................................................    13.0         6.2          --
                                                                                    -----       -----       -----
Net income (loss) from continuing operations.....................................    (1.5)      (10.8)      (15.9)
                                                                                    -----       -----       -----
                                                                                    -----       -----       -----






FISCAL YEAR 1999 COMPARED TO FISCAL YEAR 1998



     Net sales. Net sales increased from $7.9 million in fiscal year 1998 to $13.4 million in fiscal year 1999. The increase in net sales was due primarily to an increase in OEM customers to which the Company shipped product from seven in fiscal year 1998 to 20 in fiscal year 1999. Net sales included maintenance and service revenue of $424,000, or 3.2% of net sales in fiscal year 1999 compared to $606,000 or 7.6% of net sales in fiscal year 1998. Backlog for the Company's products and services was approximately $7.8 million and $1.9 million at January 31, 1999 and 1998, respectively, all of which was scheduled to be shipped within 12 months.



     Cost of sales; gross profit. Cost of sales consists principally of the cost of raw material components and subcontract labor assembly from outside manufacturers and suppliers. Gross profit increased from $3.9 million, or 48.7% of net sales, in fiscal year 1998, to $6.1 million, or 45.6% of net sales in fiscal year 1999. The gross margin decrease in fiscal year 1999, was due primarily to costs resulting from the late delivery of the NET+ARM chip as well as slower than anticipated general raw material cost reductions due to cash constraints. In addition, average sales prices decreased slightly from fiscal year 1998 to fiscal year 1999.


     Selling and marketing expenses. Selling and marketing expenses consist mainly of employee-related expenses, commissions to sales representatives, trade shows and travel expenses. These expenses increased from $1.8 million, or 22.9% of net sales, in fiscal year 1998 to $3.3 million, or 24.9% of net sales, in fiscal year 1999. This increase was the result of (i) additional sales commissions due to the increased net sales volume, (ii) increased marketing efforts, including the addition of two senior marketing employees, associated with the introduction and brand identification efforts related to the NET+ family of products subsequent to its introduction in January 1998, and (iii) expanded efforts to increase the Company's OEM customer base.



     Engineering, research and development expenses. Engineering, research and development expenses consist primarily of salaries and the related costs of employees engaged in research, design and development activities, net of capitalized software costs. These expenses increased from $1.5 million or 18.7% of net sales in fiscal year 1998 to $2.2 million, or 16.1% of net sales, in fiscal year 1999. This increase was due to the increased expenditures associated with the development of the Company's NET+ family of products. Software development costs of $724,000 and $556,000 in fiscal years 1999 and 1998, respectively, were capitalized and are being amortized over the products' useful lives estimated at three years. Amortization expenses related to capitalized software development costs for fiscal year 1999 and fiscal year 1998 were $227,300, and $277,300 respectively.



     General and administrative expenses. General and administrative expenses consist mainly of salaries, employee-related expenses, legal expenses, audit fees and reserves for accounts receivable allowances. General and administrative expenses increased from $1.8 million, or 22.7% of net sales, for fiscal year 1998 to $2.2 million, or 16.4% of net sales, for fiscal year 1999. The increase in these expenses resulted primarily from an increase of approximately $300,000 in the accounts receivable valuation reserve to reflect the higher level of gross receivables in fiscal year 1999, as well as from an expansion of the Company's infrastructure to facilitate anticipated growth.



     Interest expense. Interest expense is the result of the Company's borrowings against its line of credit with its lender, Coast Business Credit and the interest charged by its parent, Osicom, for borrowings made by the Company from Osicom. Interest expense increased from $119,000, or 1.5% of net sales, in fiscal year 1998 to $552,000, or 4.1% of net sales, in fiscal year 1999. During fiscal year 1999, approximately $353,000 was attributable to interest charges on advances to the Company from Osicom. During fiscal year 1998, Osicom did not charge any interest on advances to the Company. The interest rate on the Company's short-term debt has remained constant at 11.0% since February 1997. The interest rate on the Company's debt with Osicom is the prime rate plus three percent per year.



     Provision for income taxes. There was no net provision for income taxes for the fiscal years 1999 and 1998 because the tax provision attributable to discontinued operations offset the tax benefits attributable to continuing operations. At January 31, 1999, the Company had federal net operating losses of approximately $3.8 million, and research and development credits of $210,200 which expire at various dates through 2014 and which may be available to reduce future taxable income. The extent to which net operating loss carryforwards may be utilized in a single taxable year may be reduced in the event there has been any 'ownership change' of a taxpayer. The acquisition of the Company by Osicom in September 1996 resulted in such an ownership change. Further ownership changes in the future may reduce the extent to which any net operating losses and credits may be utilized.



FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997



     Net sales. Net sales increased from $7.4 million for the fiscal year 1997 to $7.9 million for fiscal year 1998. This increase in net sales resulted from an increased number of OEM customers and moderately increased volume in units sold, offset in part by declining sales prices. Backlog for the Company's products and services was approximately $1.9 million and $1.8 million at January 31, 1998 and 1997, respectively, all of which was scheduled to be shipped within 12 months.



     Cost of sales; gross profit. Gross profit increased from $3.2 million, or 42.3% of net sales, for fiscal year 1997 to $3.9 million, or 48.7% of net sales, for the fiscal year 1998. The gross margin increase reflected primarily reductions in the costs of raw materials as well as a higher margin product mix.

     Selling and marketing expenses. Selling and marketing expenses increased from $1.6 million, or 21.0% of net sales, for fiscal year 1997 to $1.8 million, or 22.9% of net sales, for fiscal year 1998. This increase resulted from expanded efforts to increase the Company's OEM customer base.



     Engineering, research and development expenses. Engineering, research and development expenses increased from $1.0 million, or 13.8% of net sales, for fiscal year 1997 to $1.5 million, or 18.7% of net sales, for fiscal year 1998. The increase in these expenses resulted from the cash constraints of the Company during fiscal year 1997 and the increased expenditures associated with the development of the Company's NET+ family of products in fiscal year 1998. Software development costs of $556,000 and $369,500 in fiscal years 1998 and 1997, respectively were capitalized and are being amortized over the products' useful lives. Amortization expenses related to capitalized software development costs for fiscal years 1998 and 1997 were $277,300 and $321,900, respectively.



     General and administrative expenses. General and administrative expenses increased from $1.5 million, or 20.2% of net sales, in fiscal year 1997 to $1.8 million, or 22.7% of net sales, in fiscal year 1998. The increase in these expenses resulted primarily from an expansion of the Company's infrastructure to facilitate growth.



     Interest expense. Interest expense decreased from $136,000 or 1.8% of net sales, for fiscal year 1997 to $119,000, or 1.5% of net sales, for fiscal year 1998. This decrease was the result of the reduced interest rate on the Company's new line of credit obtained in October 1996 (2.5% over the bank's prime rate as compared with 4% over the prior lender's prime rate) partially offset by increased borrowings.



     Provision for income taxes. There was no net provision for income taxes for the fiscal years 1998 and 1997. Instead, the tax provision attributable to discontinued operations created the tax benefit attributable to continuing operations. At January 31, 1998 the Company had federal net operating losses of approximately $1.5 million and research and development credits of approximately $210,000 which expire at various dates through 2014 and which may be available to reduce future taxable income. The extent to which net operating loss carryforwards may be utilized in a single taxable year may be reduced in the event there has been an 'ownership change' of a taxpayer. The acquisition of the Company by Osicom in September 1996 resulted in such an ownership change. Further ownership changes in the future may reduce the extent to which any net operating losses and credits may be utilized.


UNAUDITED QUARTERLY RESULTS





     The following tables set forth certain statement of operations data for each quarter of fiscal years 1998 and 1999. This information has been presented on the same basis as the audited Financial Statements appearing elsewhere in this Prospectus and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary to present fairly the unaudited quarterly results. This information should be read in conjunction with the Company's audited Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period. See 'Risk Factors -- Potential Fluctuations in Operating Results.'



     Fluctuations in the Company's operating results have occurred in the past and are likely to occur in the future due to a variety of factors, any of which may have a material adverse effect on the Company's operating results. The Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indicative of future operating results. The Company's operating results in a future quarter or quarters are likely to fall below the expectations of public market analysts or investors. In such an event, the price of the Company's Common Stock will be materially adversely affected.



     See 'Selected Financial Data,' the Financial Statements of the Company and the Notes thereto, appearing elsewhere in this prospectus. The Company has experienced and may in the future continue to experience fluctuations in its quarterly operating results due to any one or combination of factors as described in 'Risk Factors -- Potential Fluctuations in Operating Results' appearing elsewhere in this prospectus.


                                                                          FISCAL QUARTER ENDED
                                            --------------------------------------------------------------------------------
                                            APR. 30,    JULY 31,    OCT. 31,    JAN. 31,    APR. 30,    JULY 31,    OCT. 31,
                                              1997        1997        1997        1998        1998        1998        1998
                                            --------    --------    --------    --------    --------    --------    --------
                                                                       (UNAUDITED, IN THOUSANDS)

Net sales................................    $2,471      $2,703      $  890      $1,856      $2,185      $3,199     $  3,030
Cost of sales............................     1,369       1,376         441         875       1,037       1,497        2,117
                                            --------    --------    --------    --------    --------    --------    --------
Gross profit.............................     1,102       1,327         449         981       1,148       1,702          913
Operating expenses:
    Selling and marketing................       425         478         401         506         628         627        1,009
    Engineering, research &
      development........................       398         402         424         259         448         502          669
    General and administrative...........       451         454         442         448         352         405          756
                                            --------    --------    --------    --------    --------    --------    --------
Total operating expenses.................     1,274       1,334       1,267       1,213       1,428       1,534        2,434
Operating income (loss) from continuing
  operations.............................      (172)         (7)       (818)       (231)       (280)        168       (1,520)
Interest expense.........................       (20)        (34)        (46)        (18)        (60)        (77)        (198)
                                            --------    --------    --------    --------    --------    --------    --------
Income (loss) from continuing operations
  before income taxes....................      (192)        (41)       (864)       (249)       (340)         91       (1,718)
Provision for income tax benefit.........       112         110          31         241          --          --           --
                                            --------    --------    --------    --------    --------    --------    --------
Net income (loss) from continuing
  operations.............................    $  (80)     $   68      $ (833)     $   (8)     $ (340)     $   91     $ (1,718)
                                            --------    --------    --------    --------    --------    --------    --------
                                            --------    --------    --------    --------    --------    --------    --------


                                           JAN. 31,
                                             1999
                                           --------

Net sales................................   $4,959
Cost of sales............................    2,619
                                           --------
Gross profit.............................    2,340
Operating expenses:
    Selling and marketing................    1,074
    Engineering, research &
      development........................      534
    General and administrative...........      681
                                           --------
Total operating expenses.................    2,289
Operating income (loss) from continuing
  operations.............................       52
Interest expense.........................     (217)
                                           --------
Income (loss) from continuing operations
  before income taxes....................     (165)
Provision for income tax benefit.........       --
                                           --------
Net income (loss) from continuing
  operations.............................   $ (165)
                                           --------
                                           --------






     The Company's quarterly revenues for the quarters ended October 31, 1998 and January 31, 1999 were significantly impacted by delays in the delivery of its products from Atmel Corporation. Such delays affected the Company's ability to fill its orders to customers in the quarter ended October 31, 1998, reducing its quarterly revenues to below its expectations. Many such orders were filled during the quarter ended January 31, 1999, generating unusually high revenues for this period. Investors should not expect revenues during the April 30, 1999 quarter, or any future quarter, to exceed its unusually high level in the quarter ended January 31, 1999.



     During the quarter ended October 31, 1998, management completed an evaluation of its reserves, royalties, purchased software and other assets. Following such review, the Company recorded non-recurring charges of approximately $253,000 to cost of sales and $355,000 to operating expenses to reflect adjustments to such accounts. In addition, during the quarter ended January 31, 1999, the Company made an adjustment to the valuation of its inventory, which was reflected as a write-down of assets of $272,000 to cost of sales. The Company believes these accounts are properly reflected as of its January 31, 1999 financial statements.


LIQUIDITY AND CAPITAL RESOURCES


     Prior to this offering the Company financed its operations primarily through advances from Osicom and borrowings under its short term bank line of credit. The Company believes its cash from operations and the proceeds of this offering will be sufficient to meet its projected working capital needs for at least twelve months following the consummation of this offering. However, there can be no assurance that the Company's working capital requirements will not exceed the Company's ability to generate sufficient cash to support its requirements. The Company cannot give any assurances that sufficient capital will be available when needed on terms acceptable to the Company, if at all.



     The Company had an operating cash flow deficit of $1.9 million during fiscal year 1999, as compared to operating cash flow of $45,300 for fiscal year 1998. This increase in the net operating cash flow outlays reflects the significant growth in accounts receivable (from $3.6 million at January 31, 1998 to $4.2 million at January 31, 1999) and inventory (from $2.6 million at January 31, 1998 to $3.8 million at January 31, 1999) caused by the growth in demand for the Company's OEM products. While the Company anticipates positive cash flows from its operating activities during its next fiscal year, there can be no assurance that positive cash flows from operations will be achieved.



     In order to support the Company's anticipated growth, the Company expects that its sales and marketing expenses, engineering, research and development expenses and general and administrative expenses each will increase in fiscal year 2000 and thereafter compared to the amounts of such expenses in fiscal year 1999. There can be no assurance that the Company's available cash and cash flow from operations will be sufficient to fund such additional expenses.



     Investing activities during the fiscal year ended January 31, 1999 consisted of property and equipment of $328,100 and expenditures for capitalized software development costs of $723,600. During fiscal year 1998, the Company's investing activities included $604,800 for purchases of property and equipment and $556,000 in expenditures for capitalized software development.



     Financing activities of the Company during fiscal year 1999 provided net cash inflows of $3.2 million as compared with $891,000 during fiscal year 1998. Financing activities during fiscal year 1999 consisted of net proceeds from loans by Osicom of $3.0 million and net proceeds from short-term debt of $186,500, net of long-term debt repayments of $17,900. During fiscal year 1998 the Company's financing activities included net proceeds from loans by Osicom of $854,400 and net proceeds from short-term debt of $291,000 net of long-term debt repayments of $254,700.



     From time to time the Company has received loans, including payment of expenses on behalf of the Company, from Osicom which are subordinate to bank debt. As of January 31, 1999, the balance due Osicom was approximately $5.8 million. As of January 31, 1998, Osicom began accruing interest on the outstanding balance at the prime rate plus three percent per year. The Company intends to repay the loan to Osicom in full from the proceeds of this offering and has no plans to have further loans from Osicom subsequent to this offering.



     The Company has a credit facility of $5.0 million, of which $1.8 million was unused at January 31, 1999, provided by Coast Business Credit, a division of Southern Pacific Bank, an asset based lender, collateralized by accounts receivable, inventory and equipment and a guarantee by Osicom. The loan bears interest at 2.5% over the bank's prime rate, but not less than 8.0%, and expires February 1, 2001.



     The Company's standard payment terms are net 30 days. Historically, the Company has experienced a significant amount of its revenue shipments in the last month of the quarter and the last month of the fiscal year. This can artificially raise the days sales outstanding calculation for the fiscal years 1998 and 1997.



YEAR 2000 CONVERSION



     The Year 2000 issue refers generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether '00' means 1900 or 2000, which may result in failures or the creation of erroneous results.



     The Company is taking steps to address potential Year 2000 problems, including (i) identifying the computer systems and products affected; (ii) contacting vendors and suppliers; (iii) determining the Year 2000 compliance status of each of its systems and products; and (iv) implementing any necessary changes. Although the Company does not currently expect that the impact of the Year 2000 issue will be material to its systems or products, it could discover (or fail to discover) Year 2000 issues in the course of its evaluation process that would have a materially adverse effect on the Company's business, results of operations or financial condition if not properly addressed.



     The Company's products are not date-sensitive and the Company believes that they are Year 2000 compliant. The Company has tested software obtained from third parties that is incorporated into its products, and is seeking assurances from its vendors that their licensed software is Year 2000 compliant. Furthermore, the Company intends to send inquiries to certain of its suppliers requesting information concerning exposure to Year 2000 problems. The Company has received representations from certain of its suppliers, including some of its sole source suppliers, as to the Year 2000 compliance of their systems and products. Despite testing by the Company and by its current and potential customers, and assurances from the vendors of the software and hardware incorporated into its products, the Company's products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in such products could severely disrupt the Company's operations and have a material adverse effect on its business, financial condition, cash flow and results of operations.

     The Company's internal systems include both information technology ('IT') and non-IT systems. The Company has initiated an assessment of its material internal IT and non-IT systems, including software and hardware technology, and plans to complete such assessment in 1999. To the extent the Company cannot test the technology, it is seeking assurances from such vendors that their systems are Year 2000 compliant. The Company is not aware of any material operational issues or costs associated with preparing its internal IT and non-IT systems for the Year 2000; however, it may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in its internal IT and non-IT systems.



     The Company does not have any information concerning the Year 2000 compliance of its customers. The Company's current and potential customers may incur significant expense to achieve Year 2000 compliance. If such customers are not Year 2000 compliant, they may incur material costs to remedy problems or face litigation costs. As a result, such customers and potential customers could reduce or eliminate plans that they have to purchase the Company's products or services. Such events could have a material adverse effect on the Company's business, financial condition, cash flow and results of operations.



     The Company has funded its efforts to address the Year 2000 issue from available cash and has not separately accounted for these costs in its financial statements. These costs have not been material as of the date of this prospectus. The Company expects to incur additional costs associated with Year 2000 compliance. Subject to the foregoing uncertainties, the Company does not expect those costs to be material.



     The Company has not fully developed a contingency plan to address situations that may result if it is unable to achieve Year 2000 compliance for its critical operations. The cost of developing and implementing such a plan may itself be material. Moreover, the Company is subject to external forces that may affect industry and commerce generally, such as utility or transportation company Year 2000 compliance failures and related service interruptions.


EFFECTS OF INFLATION AND CURRENCY EXCHANGE RATES

     The Company believes that the relatively moderate rate of inflation in the United States over the past few years has not had a significant impact on the Company's sales or operating results or on the prices of raw materials. There can be no assurance, however, that inflation will not have a material adverse effect on the Company's operating results in the future.


     Substantially all of the Company's sales are currently denominated in U.S. dollars and to date its business has not been significantly affected by currency fluctuations. However, the Company conducts business in several different countries and thus fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive in particular countries, leading to a reduction in sales in that country. In addition, inflation in such countries could increase the Company's expenses. In the future, the Company may engage in foreign currency denominated sales or pay material amounts of expenses in foreign currencies and, in such event, may experience gains and losses due to currency fluctuations. The Company's operating results could be adversely affected by such fluctuations.


IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS


     The Financial Accounting Standards Board ('FASB') has issued several pronouncements effective for fiscal years beginning after December 15, 1997, including Statement of Financial Accounting Standards ('SFAS') No. 129 'Disclosure of Information about Capital Structure', SFAS No. 130 'Reporting Comprehensive Income', SFAS No. 131 'Disclosure about Segments of an Enterprise and Related Information', and SFAS No. 132 'Employers' Disclosures about Pensions and other Postretirement Benefits.' In addition, the Accounting Standards Executive Committee issued Statement of Position No. 97-2 'Software Revenue Recognition' that supercedes Statement of Position No. 91-1 'Software Revenue Recognition' effective for transactions entered into fiscal years beginning after December 15, 1997. The adoption of these standards has had no material effects, if any, on Company's financial position or results of operations.

     In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ('SFAS No. 133') SFAS No. 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities and requires all derivatives to be recorded on the balance sheet at fair value. SFAS No. 133 is effective for years beginning after June 15, 1999. Adoption of SFAS No. 133 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.



     During 1998, Statement of Position ('SOP') No. 98-9 was issued. The provisions of SOP No. 98-9 amend certain provisions of SOP No. 98-4 and SOP No. 97-2.

                                    BUSINESS


     The following Business Section contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under 'Risk Factors' and elsewhere in this Prospectus.


OVERVIEW


     NETsilicon, Inc. (the 'Company') develops and markets embedded networking solutions. The Company's products are incorporated into the design of embedded systems to provide the ability to communicate over standards-based LANs, WANs and the Internet, enabling the development of completely new embedded systems applications. The Company believes that it provides the first standards-based embedded networking system to offer a single chip solution that, in conjunction with the physical interface and memory, encompasses all of the required hardware and software necessary to network-enable virtually any electronic device. The Company's products are contained in a broad array of imaging products, including printers, scanners, fax machines, copiers and multi-function peripherals manufactured by 20 original equipment manufacturers ('OEMs'), including Minolta Corporation, NEC Corporation, Sharp Corporation and Xerox Corporation. The Company's products are also in various stages of being incorporated by 43 OEMs into the design of products in other markets, such as industrial automation equipment, communication devices, data acquisition and test equipment, Internet devices and utility monitoring equipment.



INDUSTRY BACKGROUND



     Virtually any electronic device that does not require a person's constant presence is a candidate for network connectivity. Connection to a network affords the operators of these devices the convenience of controlling or monitoring them from where the operators are rather than from where the devices are. Device networking can be as simple as a home security company receiving a message that a door in a subscriber's house is open, or as complex as the control of a multi-step chemical process through a refinery. Other examples of existing device networks include ATM machines and heating, ventilation and air conditioning systems. Despite the many benefits of networking, and the vast number of devices that are potential candidates to be networked, few such devices are currently connected to a network.



     The connection of PCs in business environments across LANs, WANs, and, more recently, in home and mobile environments across the Internet, marked the first extensive networking of devices. As network connectivity for PCs became more prevalent, so too did the networking of the imaging devices that printed out, scanned in, faxed and copied the documents created by those PCs. The primary motivating factor in the demand for networking of imaging devices was cost. A single networked printer could serve an entire office whereas, in the absence of networking, the same office would have required a printer for every work station. Network connectivity for imaging devices was facilitated by the convergence on common transmission protocols for computer networks. Imaging device networking solutions, like those manufactured and sold by the Company, incorporated those common transmission protocols.



     In markets other than imaging, network connectivity has generally been based upon the unique or 'proprietary' communication protocols of manufacturers of devices to be networked. Creating and upgrading proprietary networks generally has been costly and time consuming for these OEMs. In addition, this OEM-specific approach generally has been restrictive for end users. End users have been unable to gain the benefits of new, add-on products and software developed by third-party vendors based on networking industry standards, resulting in out-dated and sub-optimal systems requiring costly upgrades.



     With the recent convergence on common networking protocols, such as TCP/IP and Ethernet, OEMs have increasingly attempted to develop standards-based networking solutions for incorporation into their products. These solutions are designed to integrate multiple hardware and software sub-systems commercially available from numerous and distinct third-party vendors. A multi-source solution requires the engineering and integration of components including a CPU chip, an Ethernet chip, a direct memory access ('DMA') controller, a memory controller, a Web server, a Hyper Text Transfer Protocol

('HTTP') server, a real time operating system ('RTOS') and software drivers, all of which must be compatible in order for the entire networking solution to function optimally. Thus, while multi-sourced networking solutions are in some ways superior to proprietary solutions, OEMs and users of multi-sourced solutions must hire dedicated network engineering teams, endure lengthy development and integration cycles and incur substantial technology enhancement and maintenance costs.



     As an alternative to a multi-sourced solution, OEMs have designed standards-based solutions in which the device or devices to be networked are connected to an off-the-shelf, microprocessor-based board. Such solutions are very expensive, physically large and impractical for a wide variety of users.



     The Company believes that historically there have not been cost-effective and practical alternatives when OEMs and end-users have sought remote management and control of devices. As a result, most non-imaging devices have not been connected to networks. In situations in which OEMs have achieved network connectivity in their devices, they have sacrificed time, effort and expense to create proprietary solutions, board-based solutions or solutions assembled from numerous and distinct vendors. As a result, end-users have purchased systems which were either not cost effective or contained generally rudimentary levels of network connectivity that could not be easily upgraded.



THE NETSILICON SOLUTION



     The Company develops and markets embedded networking solutions based on its 15 years of experience in providing networking connectivity for a wide array of electronic devices. The Company's solutions are designed to enable OEMs to reduce cost and improve the time to market of their end products that incorporate embedded networking capability. The Company delivers an embedded networking system comprised of its NET+ software and application specific hardware in the form of integrated circuits or network interface cards. The Company also provides software development licenses and application engineering services to OEMs to enable them to design products incorporating NET+ technology. The Company believes that it offers a superior networking solution to OEMs because its products are:



          STANDARDS-BASED. The Company's products are based on existing LAN, WAN and Internet networking standards. This makes it possible for electronic devices to communicate with other standards-based equipment, thus enabling the free exchange of information, distributed processing and remote maintenance. Furthermore, this makes it possible for third-party software developers to readily design new products or enhancements for use in NET+ equipped devices. The Company believes that end-user demand will be higher for NET+ equipped, standards-based products than for comparable products containing solutions based on non-standard transmission protocols.



          COMPREHENSIVE. The Company offers a comprehensive solution that consolidates the software and hardware necessary to network enable electronic devices. In addition, the Company offers OEMs a package of development tools and application engineering services to further facilitate a shorter time-to-market for their network-ready devices. OEMs that adopt the Company's NET+ technology do not need to develop in-house networking expertise in order to offer advanced connectivity in their products. This enables them to focus their engineering resources on developing other aspects of their products. Furthermore, OEMs incorporating NET+ solutions into their products do not need to acquire networking hardware or software from multiple third-party vendors and perform the associated highly complex and lengthy integration and maintenance.



          SCALABLE AND EXTENSIBLE. The NET+ technology is based on a design platform that allows software extensibility across a wide range of hardware platforms and performance levels. Scalability is achieved through a design which enables pin-compatible chips from 5 MIPS (million instructions per second) to 120 MIPS performance levels to be used in the same OEM device without redesigning the hardware or reprogramming the software.



          PROVEN. Since its inception, the Company has designed, marketed and sold products enabling the connection of electronic devices to networks. The Company's technology embodies refinements and enhancements developed by the Company during its years of service to OEMs. The Company shipped more than 80,000 units in fiscal year 1999 in a range of applications including network printers, copiers and modems.

[graph]

BUSINESS STRATEGY


     Key elements of the Company's strategy include (i) expanding on its existing OEM customer relationships in the imaging industry; (ii) identifying and penetrate new OEM markets; (iii) influencing industry standards for network connectivity in those new markets; and (iv) developing market-specific versions of its products to reinforce its position in the markets it has entered.



          EXPAND EXISTING CUSTOMER RELATIONSHIPS IN THE IMAGING INDUSTRY. Twenty OEMs in the imaging industry have adopted the Company's device networking solutions over the past four years. OEMs are currently commercially shipping 34 imaging products incorporating the NET+ technology. In addition, OEMs are in various stages of designing 23 other products which will incorporate the NET+ solution. The Company believes that it has demonstrated, and plans to continually strengthen, its high level of performance and reliability to these imaging customers. The Company seeks to capitalize on its existing relationships to design its solution into its customers' other products that will require embedded networking capability.



          IDENTIFY AND PENETRATE OTHER MARKETS. The overall addressable market for embedded networking systems is comprised of electronic devices in a variety of markets, each of which has its own combination of OEMs and end-users. The Company targets those markets where, in its estimation, the demand for embedded networking has developed or will develop rapidly. See
     ' -- Sales and Marketing.' For example, the Company has identified the industrial automation market as one in which OEMs have demonstrated early demand for the Company's solution. As of January 31, 1999, the Company had achieved seven design wins in this market. The Company's ability to target multiple other markets results from the basic design of the Company's products, specifically their suitability for incorporation into a very wide variety of electronic devices with minimal additional research or product development expenses required by the Company. The Company evaluates each new market opportunity based upon four criteria (i) significant potential sales of the Company's products within three to five years; (ii) absence of widely accepted network connectivity architecture; (iii) compatibility with the Company's sales and marketing channels; and (iv) ease of adaptability to the Company's existing technology.



          DEVELOP MARKET-SPECIFIC PRODUCTS AND FEATURES. Expanding on its strategy to penetrate new markets, the Company intends to bolster its competitive position within those markets by developing value-added versions and features of the NET+ solution, specifically tailored to each markets' unique requirements. The Company believes that this approach to product development will increase the attractiveness of the NET+ solution over the more generic, less function-rich solutions of existing competitors, and increase the necessar investment of new competitors seeking to enter that market.



          INFLUENCE INDUSTRY STANDARDS IN OTHER MARKETS. The Company believes that each market it targets is likely to have one or more OEMs that will be early adopters of device networking technology. Because the Company anticipates that these OEMs will have significant influence in determining the network connectivity standards within that market, the Company seeks to establish relationships with these OEMs. The Company plans to develop its products in conjunction with these early adopters, and thereby position the Company's products as the leading embedded networking technology in each market it enters. For example, in June 1998 the Company joined with key industrial automation OEMs Automation Research Corp., Jetter GmbH, Object Automation, Inc., Parker-Hannifin Corporation, Performance Software, Inc. and Richard Hirschmann GmbH & Co. to create the Industrial Automation Open Networking Alliance ('Alliance'). The Alliance is designed to promote a standards-based approach to networking for industrial automation and focus on overcoming obstacles to its rapid adoption. The Alliance now has 23 members and the Company believes by taking a leading role in the growth of the Alliance, it will establish its reputation in the industry of industrial automation.



PRODUCTS AND SERVICES



     The Company's technology solution is comprised of products and application engineering services. The Company's products comprise NET+ value added software integrated with a hardware ASIC containing a core microprocessor. The Company's products are sold as complete systems and include both the hardware and a license to use the full array of NET+ software. The Company's NET+ software provides all of the functionality needed to implement LAN, WAN and Internet connectivity. The software includes:



     NET+DRIVERS AND RTOS. NET+Drivers and RTOS components are the basic pieces that operate the hardware and software. The RTOS is based on one of two popular third-party commercial offerings: pSOS+ from Integrated Systems, Inc. ('ISI') and VxWorks from Wind River. NETsilicon's drivers are fully integrated and supported by the RTOS and tools.



     NET+PROTOCOLS. NET+Protocols contain the open standard communications protocols such as TCP and UDP.



     NET+SERVICES. NET+Services add the necessary networking service modules of an HTTP Web Server (NET+Web), Email (NET+Mail), Data Transfer through FTP (NET+Data), Installation with DHCP and Bootp (NET+Install), and Management with SNMP (NET+Management) and are all based on industry standards.



     NET+APIS. NET+APIs provide the needed access to the RTOS and NET+Services for OEM applications software engineers without having to attain networking engineering knowledge.



     The Company also offers software to enable connection and communication with embedded controllers over a variety of interface specifications, including DPO, PSIO, and PCI. The DPO Interface Specification is an open-architecture specification designed by the Company and licensed to controller designers and imaging device OEMs. The DPO network interface can function with networks comprised of multiple protocols and operating systems, including Novell NetWare, AppleTalk, UNIX, TCP/IP and Windows NT. In addition, DPO meets the networking functionality standard established by Hewlett-Packard Company, enabling OEM products to be competitive with those of Hewlett-Packard Company. PSIO is an interface specification that the Company licenses from Peerless Systems Corp. so that the Company's products can interface with controllers provided by Peerless. See ' -- Intellectual Property, Trademarks and Proprietary Rights.' The Company also offers a PCI interface specification to simplify and reduce the cost of operating in PCI bus applications.

     These components allow customers to develop prototypes on a network, transfer data and configure their devices in a matter of days, versus the six months generally required with alternative approaches and all without any sacrifice in system performance or memory requirements.



     The Company offers its NET+ software integrated with ASICs containing embedded microprocessors from either ARM or Motorola. These ASICs are then incorporated directly onto the embedded controller or integrated into a network interface card ('NIC'). Other required components of the solution include memory modules and physical interfaces, which are either shared with the controller or located on the NIC. Though the majority of the Company's sales today are in the form of network interface cards, OEMs are increasingly integrating the Company's stand alone chips into their controllers and such sales will represent an increasing percentage of future sales. Currently, a majority of the Company's NICs include the NET+ARM'TM' chip.



     NET+ARM'TM', the Company's most frequently sold chip, operates at a speed of 12 million instructions per second ('MIPS'). Because of the extensibility of the NET+ software, the Company has announced an expanded product offering that will operate at 5, 15 and 40 MIPS. The Company believes that the price at which NET+ARM'TM' is available to OEM customers represents a significant cost savings relative to the cost of currently available components necessary to achieve functionality equivalent to that of NET+ARM'TM'. Though the Company plans to offer products containing embedded processors other than ARM and Motorola, it has no such commitments as of the date of this prospectus.


     NET+ARM'TM''s processing speed is enhanced by NET+DMA, an interface between the Ethernet MAC and the main memory bank. A patent application has been filed and is currently pending for NET+DMA. The Company plans to file additional patent applications for certain aspects of its networking technology.


     A key component of the Company's strategy is to leverage its proven NET+ARM'TM' products by adding application-specific software that is focused on the unique needs of vertical industry markets. The Company's first customized vertical-market application of NET+ARM'TM' is an embedded networking solution designed for use by manufacturers of imaging devices, such as printers, copiers, faxes, scanners and multifunction peripherals. Known as NET+ARM'TM'NCC, this product utilizes the same core technology found in NET+ARM'TM' and adds NET+Applications software developed by the Company specifically for use in imaging devices. NET+ARM'TM'NCC offers full networking operating system support, full print server applications and management capabilities, enabling devices to report status messages, such as 'toner low' or 'paper jam' to network administrators via email across a LAN, WAN or the Internet. Like NET+ARM'TM', it is available for installation directly on the controller board, thereby eliminating the need for a separate NIC. The Company developed NET+ARM'TM'NCC in coordination with imaging technology leaders including Adobe Systems, Inc., Peerless Systems Corp. and Imaging Technologies Corp. The Company is currently developing NET+Applications for the industrial automation market.



SOFTWARE DEVELOPMENT TOOLS



     NET+ARM'TM' is sold to OEMs with a set of integrated NET+Utilities and tools for hardware and software development, many of which, the Company believes, are unique to the Company. These include the Company's NET+Web, a HyperText Markup Language ('HTML')-to-C compiler which OEM customers can use to automate the generation of HTML Web pages.



     The Company also provides to customers target development boards with schematics and computer aided design ('CAD') electronic format files which assist OEM hardware and software application developers in the debugging process of their product-specific applications being ported to and developed on NET+ARM'TM'. Developers also receive an embedded In Circuit Emulator ('ICE') debugging tool to enable testing and evaluation of hardware and their software after it has been ported to NET+ARM'TM'. Cross-compilers, linkers and symbolic debuggers, if desired, must be obtained by the OEM directly from the RTOS vendor. Full documentation provided to OEMs includes a guide to 'getting started,' hardware and software reference manuals, development board jumpers and a components guide.

     The development tools also include additional cost options such as the ARM tools and ISI's pRISM+'TM' or Wind River's Tornado open, graphical development environments. ISI's pRISM+'TM' and Wind River's Tornado support embedded developers with tools that span the complete development process, from conception to development and through life cycle support. See ' -- Intellectual Property, Trademarks and Proprietary Rights.'





APPLICATION ENGINEERING SERVICES


     The Company believes its OEM customers place significant emphasis on high quality support. Therefore, design support is provided for the first six months of the OEM's design cycle. Additionally, full technical support for all hardware, software and embedded products is provided for the first 12 months after product shipment. Support and training services provided by the Company to imaging OEM customers include:



          PROJECT MANAGEMENT. The Company provides its OEM customers assistance in (i) interface specifications analysis; (ii) lead time planning; (iii) delivery scheduling; and (iv) product cycle planning.



          CONSULTING. The Company's field application engineering staff provides development process consulting services that range from answering questions to assisting in problem solving and performing design reviews of customer products.


          PRODUCT INTEGRATION SUPPORT. The Company provides its OEM customers product testing and support during the OEM's process of integrating the Company's technology into its products.


          ON-GOING TECHNICAL SUPPORT. Post-integration support typically includes beta test period support and assistance to the OEM's support specialists.



          TRAINING. The Company provides 'hands-on' training in which OEMs are taught to install the Company's products (both hardware and software), set up and configure all network operating systems and protocols, and understand Ethernet and Token Ring topology. OEM staff are also trained to provide 'help desk' support, configure the product and diagnose end-user problems over the phone. OEM managers are trained for 'second level' support, in which a senior staff member is trained to solve more complex problems and back up help desk staff. OEM field engineers are trained to solve problems by taking traces and studying network environments, protocols and stacks.


          JOINT MARKETING ASSISTANCE. The Company makes joint sales calls with its customers, provides collateral, participates in the organization of press releases and tours, and creates Web links to customer product pages.

          PRODUCT UPDATES. Updates on all releases of NET+ software are available to OEMs initially under warranty and thereafter on an optional service and maintenance contract basis.


          The Company receives revenue from the foregoing services although it believes that such revenues are immaterial to its overall financial results of operations.


PRODUCT DEVELOPMENT


     The Company's success depends upon its ability to enhance its solution and develop and introduce new products to meet changing customer needs on a timely basis. The Company focuses its software development efforts on addressing industry needs, developing industry-specific applications and integrating additional operating systems and protocols into its solution. The Company focuses its hardware development efforts on improving the performance of its exclusive products, simplifying the integration process for its products and introducing new products with a variety of speeds, capabilities and price points.



     The Company has made and expects to continue to make substantial investments in product development. For fiscal years 1997, 1998 and 1999, the Company's engineering, research and development expenses were approximately $1.0 million, $1.5 million, and $2.2 million, respectively or 13.8%, 18.7% and 16.1% of net sales, respectively. As of January 31, 1999, the Company had 29 full-time employees who have substantial embedded networking and software driver development experience engaged in research and development activities.


SALES AND MARKETING


     The Company markets and sells its products to OEMs through a combination of
(i) its direct sales and marketing staff; (ii) strategic partner relationships and alliances; (iii) manufacturers representatives; and (iv) authorized developers.



Direct Sales and Marketing



     As of January 31, 1999, the Company employed a total of 26 employees in its direct sales and marketing efforts. The Company manages most of its sales efforts from its headquarters in Waltham, Massachusetts and a sales office in Germany. The Company's direct sales staff solicits prospective customers in North America, provides technical advice and support with respect to the Company's products, and works closely with the Company's partners, representatives and developers worldwide to secure new customer design wins and provide support during their development of new products. The direct sales and marketing staff participates in select industry trade shows and conferences to promote the Company's products and to generate new business leads.



     The Company has an extensive set of marketing programs designed to build NETsilicon and NET+ awareness and generate new sales leads. The Company's primary marketing activities include advertising, direct mail, customer communications, trade show participation and press / media / industry analyst relations.



Partnership Relationships and Alliances



     The Company augments its direct sales efforts through various strategic marketing alliances. These include, in the imaging market, alliances with the makers of printer controllers, and in other markets, alliances with vendors and suppliers to the Company, such as ARM, Atmel Corporation, Integrated Systems, Inc. and Wind River Systems, Inc. The Company's strategy for making sales to imaging OEMs is to have its interface specification incorporated into the controllers which those OEMs purchase from controller designers, because every imaging device which utilizes a controller incorporating the Company's DPO interface specification will use the Company's networking connectivity solution. The printer controller designers which have incorporated the Company's DPO interface specification include Adobe Systems, Inc., Advanced HiTech Corp., Destiny Technology Corp., Imaging Technologies Corp. and Xionics Document Technologies, Inc. The Company may also license the interface specification of other vendors in order to target imaging OEMs who do not utilize the controllers of the firms with which the Company has allied itself. For instance, the Company has licensed the PSIO interface specification of Peerless Systems Corp. in order to make sales to OEMs who deploy Peerless' controller.



     In June 1998, the Company co-founded the Industrial Automation Open Networking Alliance with key industrial automation OEMs Automation Research Corp., Jetter GmbH, Object Automation, Inc., Parker-Hannifin Corporation, Performance Software, Inc. and Richard Hirschmann GmbH & Co. to create the Industrial Automation Open Networking Alliance. This Alliance is designed to promote a standards-based approach to networking for industrial automation that is embodied in the Company's technology. The Alliance has grown to more than 20 members, including GE Fanuc, Sun Microsystems, Inc., and Siemens AG.


     The Company and its printer controller partners actively engage in joint marketing efforts, presenting their individual products as a fully compatible, comprehensive imaging/networking solution to imaging OEMs.


Manufacturers Representatives



     Manufacturers representatives act as local sales agents for the Company and work on a commission basis. There are seven manufacturers representatives in the United States, three in Europe/Israel and one in Japan. The Company's direct sales staff supports and works closely with these representatives, who have extensive relationships with the current and potential customers in their territories.

Authorized Developers



     The Company also markets and sells its products in coordination with independent product development consulting firms. These firms have hardware and software engineering staffs ranging from five to 100 engineers. They consult with large OEMs, recommending new products for development and offering their expertise to OEMs during the design cycle of those products. Where network connectivity is contemplated for such products, the Company provides incentives to these developers to recommend the Company's solution by paying the developers a commission on the Company's sales to OEMs which result from these recommendations. As of January 31, 1999, the Company had approved ten consulting firms as 'authorized developers' of its products, all of which had already achieved at least one design win.



OEM PRODUCT CYCLE



     The Company's products are sold to OEMs, which incorporate them into devices that are sold to end users. The timing and magnitude of the Company's revenues are highly dependent upon its achievement of design wins, the timing and success of its OEMs' development cycles, and its OEMs' product sales.



     The Company initially targets OEMs that are developing electronic devices in which they seek to incorporate embedded networking capability. OEMs typically select core components such as the Company's products early in the device design process. When the Company's products are selected to be incorporated by an OEM, the Company achieves what is known as a 'design win.' At such time, the OEM typically purchases development tools and application engineering services from the Company to facilitate the integration of its product into the design. Once the Company's product is designed in, the OEM typically cannot substitute an alternative to the Company's product without incurring significant cost or development time. Therefore, the Company is generally the sole supplier of embedded networking technology throughout the life cycle of a particular OEM product design.



     The length of the product development process can vary greatly among the Company's OEMs, ranging from six to more than 24 months, with no certainty that any given design will result in a commercial product. When the OEM's product development cycle nears successful completion, OEMs typically begin purchasing the Company's products to supply their initial manufacturing efforts. Only upon the commencement of product shipment does the Company achieve significant revenues. OEMs then typically purchase quantities of the Company's products periodically to match their ongoing manufacturing needs, based on their forecasted demand. Sales of the Company's products are therefore dependent upon the sales of the OEMs' products into which they are designed.



     The following is a summary of the Company's design win and shipping customer activity over the prior eight quarters:


                                                                          FISCAL QUARTER ENDED
                                            --------------------------------------------------------------------------------
                                            APR. 30,    JULY 31,    OCT. 31,    JAN. 31,    APR. 30,    JULY 31,    OCT. 31,
                                              1997        1997        1997        1998        1998        1998        1998
                                            --------    --------    --------    --------    --------    --------    --------
OPERATING DATA:
Design Wins(1):
    Imaging market.......................       1           4           5           5            9           8           8
    Other markets........................       0           0           0           0           11          11          12
                                               --          --          --          --           ---         ---         --
        Total............................       1           4           5           5           20          19          20
                                               --          --          --          --          ---         ---         ---
                                               --          --          --          --          ---         ---         ---

Shipping Customers(2):
    Imaging market.......................       7           7           7           7           11          14          16
    Other markets........................       0           0           0           0            0           0           2
                                               --          --          --          --          ---         ---         ---
        Total............................       7           7           7           7           11          14          18
                                               --          --          --          --          ---         ---         ---
                                               --          --          --          --          ---         ---         ---


                                           JAN. 31,
                                             1999
                                           --------
OPERATING DATA:
Design Wins(1):
    Imaging market.......................       9
    Other markets........................      14
                                              ---
        Total............................      23
                                              ---
                                              ---
Shipping Customers(2):
    Imaging market.......................      17
    Other markets........................       3
                                              ---
        Total............................      20
                                              ---
                                              ---


------------


(1) Represents new OEM products being designed incorporating the Company's products.



(2) Represents the number of customers to which product was shipped during the period indicated.

DESIGN WIN CASE STUDIES



     Two examples of recent design wins are provided below.



     Industrial Automation. A developer of embedded software for mission-critical industrial automation applications is currently developing an embedded valve control system. The system consists of a NET+ARM'TM' processor that resides on top of a valve/actuator package and provides an Ethernet connection directly to the valve without the need for any additional gateways. The system provides continuous control of valve position, as well as monitoring of diagnostic parameters such as friction, response speed, flowmeter output and air pressure. NET+ARM'TM''s eighty percent 'headroom' (processing power on the ASIC for OEM-specific software applications) is being utilized by the customer to incorporate computer-intensive monitoring and analytical applications that provide operators with real-time data to more accurately predict maintenance schedules and quickly respond to valve problems. NET+ARM'TM' was selected for the computing power it will provide to analyze valve data. NET+ARM'TM' will also provide the Ethernet connection to alert the control room of critical situations, such as incomplete valve shut-off. NET+ARM'TM''s small footprint and low cost were also factors in the decision to design NET+ARM'TM' into the valve control system. The customer estimated that the incorporation of NET+ARM'TM' made possible a very significant unit cost savings over other solutions. Time-to-market was also a factor. The customer estimated that NET+ARM'TM''s built-in networking capabilities reduced development time by at least four months.



     Internet Telephony. A communications company selected NET+ARM'TM' for its new switch product. The switch is targeted to medium-sized offices and acts as a combination PBX and Ethernet switch/LAN router. The system consists of a single wire to the desktop that provides a LAN connection for a PC, as well as the voice communications link to the PBX telephone system. The NET+ARM'TM' serves several functions on the central switch, such as handling all the call processing for the voice component and routing capabilities to and from a WAN connection for the data portion. NET+ARM'TM' enables the company to get its product to market quicker than would be possible with other available solutions. Using the Company's development tools, the customer was able to get its entire Web page up and running on the NET+ARM'TM' development board in one day.



IMAGING CUSTOMERS



     The Company sells its products for incorporation into OEM devices. Representative customers from the Company's twenty imaging OEMs who incorporated the Company's solution into their products include:



DIMATECH Corporation                            NEC Corporation
Fuji Xerox Co. Ltd.                             New Generation Computing, Inc.
Kyocera Communications                          Sharp Electronics Corporation
Minolta Corporation                             Xerox Corporation



     The Company's twenty imaging OEM customers have designed its solution into 57 imaging products currently available for sale or in development. All of the Company's net sales for fiscal year 1998 and 96.4% of net sales for fiscal year 1999 were derived from the imaging device market. DIMATECH Corporation, Konica Business Systems, Kyocera Communications and Minolta Corporation, each represented greater than 10% of the Company's net sales for fiscal year 1999.


MANUFACTURING


     The Company engages Atmel Corporation ('Atmel') to manufacture the NET+ARM'TM' chip. Shipments of the chip are first delivered to the Company, where its staff performs quality assurance testing. The Company does not have a written agreement with Atmel regarding production, relying instead upon standard purchase orders. The Company is in the process of qualifying a second source for the NET+ARM'TM' chips. Additionally, the Company obtains price quotes from possible second sources for chips in order to ensure that the Company is receiving competitive price terms from its current manufacturer.



     The Company contracts with domestic qualified assemblers and with Uni Precision Industrial, Ltd. ('Uni'), a Hong Kong-based subsidiary of Osicom, to assemble printed circuit boards. The Company performs some final assembly of printed circuit boards and, for quality assurance purposes, randomly tests boards assembled by third parties. The Company believes that the terms of its arrangement with Uni are at least as favorable as those it could receive from an unrelated third party providing the same services and are more favorable than it receives from its domestic assemblers. The Company has no obligation to utilize the services of Uni, and plans to continue doing so provided that the Company receives price-competitive terms from that vendor. See 'Certain Relationships and Related Party Transactions.'



     The Company has 26 full-time employees in Waltham, Massachusetts performing manufacturing-related activities, including purchasing, final assembly, testing, quality assurance, packaging and shipping. The Company currently performs manufacturing services for Osicom pursuant to an intercompany agreement although such agreement is expected to expire on May 1, 1999. See 'Certain Relationships and Related Party Transactions.'



PRODUCT BACKLOG



     The Company's business is characterized by short-term shipment schedules. Orders constituting the Company's current backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser in accordance with the Company's policies without significant penalty. The backlog at a particular time can be affected by a number of factors, including the implementation priorities of its OEM customers. Accordingly, although useful for scheduling production, backlog as of any particular time may not be a reliable measure of sales for any future period. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'



     As of January 31, 1999, the Company's backlog was approximately $7.8 million, as compared to $1.9 million as of January 31, 1998. The Company includes all firm purchase orders scheduled for delivery within the subsequent 12 months in its backlog. The Company anticipates that all of its backlog will be shipped to customers within the next 12 months.


COMPETITION


     The Company's principal competition comes from products developed in-house by current and prospective OEM customers, as well as hardware-only and software-only products of other vendors combined by OEMs and other third-parties into single, multi-sourced networking solutions. Echelon Corporation, a supplier of a proprietary networking solution, also offers a product which combines both hardware and software. The Company believes it is the only supplier of embedded networking products to offer a single-vendor, standards-based solution which consolidates on one chip all necessary networking hardware and software subsystems. The Company believes that the competitive factors affecting the market for the Company's products include product performance, price and quality; product functionality and features; the availability of products for existing and future platforms; the ease of integration of the products with other hardware and software components of the customer's products; and the quality of support services, product documentation and training.



     The products of certain hardware-only and software-only vendors are currently combined by some OEMs and other third-parties into multi-sourced network solutions, and they therefore represent competition to the Company. It is possible that one or more hardware-only vendors could choose to acquire or develop a networking software capability and thus offer a comprehensive solution similar to the Company's. Conversely, one or more software-only vendors could choose to acquire or develop networking hardware capability. The Company believes that the impetus to offer a comprehensive embedded networking solution may allow the Company to establish product alliances with large hardware-only vendors, making the Company's products the networking solution the designed in networking solution for these vendors' microprocessors. This would allow the Company to leverage the extensive sales and marketing reach of these large hardware-only vendors and thus turn this potential competitive threat to the Company's advantage. The key hardware-only vendors are Axis
Communications, Emulex Corporation, Motorola Corporation, Hitachi, Ltd., HBM-UK, Intel Corporation and Samsung Electronics Co., Ltd. Key software-only vendors are Integrated Systems, Inc., and Wind River Systems, Inc.

INTELLECTUAL PROPERTY, TRADEMARKS AND PROPRIETARY RIGHTS


     The Company relies primarily on a combination of copyright, distribution software license agreements, trademark and trade secret law, employee and third-party nondisclosure agreements, and other methods to safeguard its proprietary rights and technology. The Company generally enters into confidentiality agreements with its employees, and sometimes with its customers and potential customers and limits access to the distribution of its software, hardware designs, documentation and other proprietary information. The Company has one patent application pending with the United States Patent and Trademark Office and plans to file various additional applications. It may be possible, however, that any patents, once issued, may be circumvented by competitors of the Company. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of the Company's products or obtain and use information the Company regards as proprietary. While the Company's competitive position may be affected by its ability to protect its proprietary information, the Company believes that trademark and copyright protections are not material to the Company's success.



     Pursuant to an intercompany agreement with Osicom, the Company granted Osicom co-ownership rights to certain of its existing intellectual property in connection with the Company's transfer of the Commercial Line to Osicom. Osicom's rights in such intellectual property are limited to use in certain products manufactured by Osicom related to the Commercial Line, and cannot be transferred, resold, licensed or assigned by Osicom.



     The Company also relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and used in the Company's products to perform key functions. The Company's material software license agreements are with Integrated Systems, Inc., which terminates only if the Company defaults under the agreement with Novell, Inc., which is renewable annually at the option of both parties, and with Peerless Systems Corporation, which expires in 2004 subject to year-to-year renewals thereafter at the option of both parties. These third-party software licenses may not continue to be available to the Company on commercially reasonable terms, and the related software may not continue to be appropriately supported, maintained or enhanced by the licensors. The loss of licenses to use, or the inability of licensors to support, maintain, and enhance any of such software could result in increased costs, delays or reductions in product shipments until equivalent software is developed or licensed, if at all, and integrated.



     The Company licenses the right to use the NET+ARM trademark from ARM Limited pursuant to a royalty-free agreement expiring in 2008.


FACILITIES

     The Company leases approximately 36,000 square feet of office space in Waltham, Massachusetts, for its corporate headquarters. Activities at its Waltham headquarters include administration, sales, product development, assembly, test and support. The Company's lease provides for base rent of $34,175 per month and the lease expires on September 30, 2001. The Company subleases 6,000 square feet of this office space to Osicom. The Company believes that its current facilities are adequate to meet its needs for the foreseeable future. See 'Certain Relationships and Related Party Transactions.'

EMPLOYEES


     As of January 31, 1999, the Company had approximately 92 full-time employees, of which 54 were engaged in product development, manufacturing-related duties and customer support, 26 in sales and marketing, and 12 in finance, administration, human resources, and internal systems support. The Company believes its future success will depend, in part, on its continued ability to attract and retain highly qualified personnel in a competitive market for experienced and talented software engineers, chip designers and sales and marketing personnel. None of the Company's employees are represented by a labor union or subject to a collective bargaining agreement. The Company believes that its relations with employees are good.


LEGAL PROCEEDINGS

     There are currently no claims or actions pending against the Company.

                                   MANAGEMENT


     The following table sets forth information with respect to each person who serves as an executive officer or director of the Company and their ages as of January 31, 1999.



                NAME                   AGE                            POSITION
------------------------------------   ---   ----------------------------------------------------------

Cornelius 'Pete' Peterson VIII......   62    Chief Executive Officer, President, Director
Renn Zaphiropoulos..................   72    Chairman of the Board of Directors(1)(2)
John K. Brennan.....................   45    Vice President, Manufacturing
Michael Evensen.....................   34    Vice President, Worldwide Industrial Automation, EMEA New
                                               Markets
William E. Peisel...................   55    Vice President, Engineering Chief Technical Officer
Cornelius 'Neil' Peterson IX........   38    Vice President, Sales and Marketing
Michael E. Romanies.................   36    Vice President, Marketing and New Markets USA
Daniel J. Sullivan..................   42    Vice President, Finance, Chief Financial Officer
Leonard N. Hecht....................   62    Director(1)(2)(3)
Bruce B. Roesner....................   51    Director
Yechiam Yemini......................   51    Director(3)


------------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Executive Committee

                            ------------------------
     Each director will hold office until the next annual meeting of stockholders of the Company or until his successor has been elected and qualified. Officers of the Company are elected by the Company's Board and serve at the Board's discretion.

EXECUTIVE OFFICERS AND DIRECTORS


     Cornelius 'Pete' Peterson VIII has served as President and a director of the Company since founding the Company in 1984. Prior to founding NETsilicon, Mr. Peterson founded Distribution Management Systems, Inc., a supplier of distribution systems for Fortune 100 companies, which was sold in 1981 to Cullinet Corporation. Mr. Peterson was also a founder of Softech, a leading supplier of computer language and software development and services. Mr. Peterson holds B.S. and M.S. degrees from the Massachusetts Institute of Technology. Mr. Peterson is the father of Neil Peterson, Vice President, Sales and Marketing, of the Company.



     Renn Zaphiropoulos has been a director of the Company since August 1998. He is an Adjunct Professor of Business Administration at Southern Utah University and is a frequent lecturer at the graduate school level on a variety of management subjects. Mr. Zaphiropoulos is a pioneer in the development of the electrostatic writing techniques for the production of hard copy. In 1969 he co-founded Versatec, a leading manufacturer of electrostatic plotters, which was merged into Xerox Corporation in December 1975. Mr. Zaphiropoulos became a director of Osicom in March 1998. Mr. Zaphiropoulos also serves as a director of Optical Coating Laboratories, Inc., and as a director and consultant to a number of private, development stage, high-tech firms. He holds a B.S. in Engineering Physics and M.S. in Physics, both from Lehigh University, a Doctor of Science from Rose Hurlman Institute of Technology and a Doctor of Humanities from Southern University.



     John K. Brennan joined the Company in 1996 as Vice President, Manufacturing. From January 1996 to July 1996, Mr. Brennan served as a Vice President of Manufacturing for Leaf Systems, Inc., a manufacturer of high-end digital cameras. From 1995 to 1996, Mr. Brennan served as director of materials for MA-Com, Inc., a division of Amp, Inc. From 1993 to 1995, Mr. Brennan served as director of materials of Leaf Systems, Inc. From 1986 to 1993, Mr. Brennan served as Manufacturing Operations Manager for Whistler Corporation, a consumer electronics manufacturer in the automotive industry. He holds a B.S. in Business Administration from Merrimack College and an M.B.A. from Boston University.

     Michael Evensen has been Vice President, Worldwide Industrial Automation, EMEA New Markets of the Company since October 1998. From September 1997 to September 1998, Mr. Evensen was Director of Business Development at Richard Hirschmann Electronics UK Ltd., where he was responsible for Hirschmann's entry into the industrial automation market. From July 1995 to September 1998, Mr. Evensen served as director of Anite Systems Ltd. From March 1991 to July 1995, Mr. Evensen served as OEM Business Manager for Cray Communications, Ltd. in Europe, the United States and Asia. Prior to Cray Communications, Mr. Evensen was a Sales Engineer for Dataco De Rex, Inc., where he was responsible for European sales. Mr. Evensen holds a B.S. in Electronic Engineering from Copenhagen University.



     William E. Peisel joined the Company in 1987, becoming Vice President, Engineering in 1989 and Chief Technical Officer in 1995. From 1985 to 1987, Mr. Peisel served as Vice President, Engineering for EnMass Computer Corporation, a manufacturer of fault tolerant transaction processing computers. From 1983 to 1985, Mr. Peisel served as Director of Engineering for Computer Design and Application, and from 1981 to 1983, Director of Engineering for Honeywell Information Systems. He holds a B.S.E.E. from Pratt Institute and an M.S.E.E. from Northeastern University.



     Cornelius 'Neil' Peterson IX joined the Company in 1986 and has served as Vice President, Sales and Marketing, since 1993. From 1986 to 1993, Mr. Peterson served as Regional Manager and Vice President of Commercial Sales. Mr. Peterson has over 14 years of sales and management experience handling major accounts in the OEM, systems integrator, reseller, distributor, and direct sales channels. From 1984 to 1986, Mr. Peterson served in the Major Account Sales Division for Unisys Corporation (formerly Burroughs). He holds a B.S. Degree from Roger Williams University. Mr. Peterson is the son of Pete Peterson, President of the Company.



     Michael E. Romanies has been Vice President, Marketing and New Markets USA since September 1998. Mr. Romanies was Vice President of Marketing of Number Nine Visual Technologies from October 1996 to August 1998. From November 1995 through September 1996, Mr. Romaines served as President of World Color New Media, a subsidiary of World Color Press, and from January 1988 to November 1995, he served as Vice President and General Manager of Reed Technology Information Services, a division of Reed Elsevier Plc Group.


     Daniel J. Sullivan has been Vice President, Finance, and Chief Financial Officer since August 1998. Mr. Sullivan was Vice President, Finance and Operations at ITK International (formerly Telebit) from 1996 to August 1998. From 1995 to 1996, Mr. Sullivan served as corporate controller and from 1989 to 1995 as operations controller, of ITK. From 1985 to 1989, Mr. Sullivan served as Corporate Manufacturing Financial Planning Manager at Apollo Computers. He holds a B.S. in biology from Merrimack College and an M.B.A. from New Hampshire College.


     Leonard N. Hecht has been a director of the Company since August 1998. Since January 1994, he has been President of Chrysalis Capital Group, an investment banking company specializing in mergers, acquisitions and financing which he founded. From 1987 to 1993, Mr. Hecht was Managing Director of the Investment Banking Group and head of the Technology Assessment Group of Houlihan Lokey Howard & Zukin, a financial advisory firm. From 1984 to 1987, Mr. Hecht was Vice Chairman of the Board and Chief Executive Officer of Quantech Electronics Corp., a diversified publicly-held electronics company. Prior to joining Quantech, Mr. Hecht was a founding principal of Xerox Development Corporation, a wholly-owned subsidiary of the Xerox Corporation. Xerox Development Corporation was active in strategic planning, mergers and acquisitions, divestitures, licensing, joint ventures and venture investing for the Xerox Corporation. Mr. Hecht has been a director of Osicom since 1996 and is a director of DCC Compact Classics.



     Bruce B. Roesner, Ph.D. has been a director of the Company since August 1998. He is Chief Technical Officer and Chairman of SCS Corporation, a maker of programmable, radio frequency identification systems. Dr. Roesner co-founded SCS in 1992 and served as its President and Chief Executive Officer until May 1995. Prior to SCS, he was founder of Instant Circuit Holdings, Inc., vice president of Array Devices, Inc. (a division of Solitron Corporation), an executive of Applied Micro Circuits Corporation, and a manager of advanced integrated circuit technologies for Burroughs Corporation (now Unisys Corporation). Prior to Burroughs, Dr. Roesner was a senior member of the technical staff at Hughes Aircraft Corporation. Dr. Roesner received his M.S. and Ph.D. degrees in electrical engineering from Purdue University. He holds more than 20 patents in the field of integrated circuits.


     Yechiam Yemini has been a director of the Company since August 1998. Since 1980, he has been a Professor of Computer Science at Columbia University, where he directs the Distributed Computing and Communications (DCC) lab which he also founded. Technologies created at DCC lab have been widely exported to thousands of network sites and commercialized by several companies. Professor Yemini is a co-founder of Comverse Technology Inc., a supplier of computer and telecommunications systems and software for multi-media communications and information processing applications for telecommunication networks. He is also co-founder and Director of System Management Arts, Inc., a leading technology vendor of software that automates root-cause diagnosis of network problems. Professor Yemini serves as a director of several high-tech companies, advises a major venture fund on high-tech investments, and serves on the US-Israel Science & Technology Commission. He is the author of over 150 publications and five patents.



COMMITTEES OF THE BOARD OF DIRECTORS


EXECUTIVE COMMITTEE

     The Board of Directors of the Company has appointed an Executive Committee, which currently consists of Leonard Hecht and Yechiam Yemini. The Executive Committee's duties include reviewing all financial budgets, performance targets and business plans and objectives.

AUDIT COMMITTEE

     The Board of Directors of the Company has appointed an Audit Committee, which currently consists of Leonard Hecht and Renn Zaphiropoulos. The Audit Committee's duties include engaging and discharging the Company's independent accountants; reviewing and approving the engagement of the independent accountants for audit and non-audit services requested; reviewing with the independent accountants the scope and timing of the audit and non-audit services; reviewing the completed audit with the independent accountants regarding their report, the conduct of the audit, accounting adjustments, recommendations for improving internal accounting and auditing procedures with the Company's financial staff; and initiating and supervising any special investigations it deems necessary.

COMPENSATION COMMITTEE

     The Board of Directors of the Company has also appointed a Compensation Committee which currently consists of Renn Zaphiropoulos and Leonard Hecht. The Compensation Committee's duties include reviewing and making recommendations to the Board of Directors regarding compensation and benefit plan matters, including executive officer compensation, director compensation, employee stock option grants, 401(k) plan matters, employee stock purchase plan matters and other defined benefit plan matters.

COMPENSATION OF DIRECTORS

     The Company compensates each director who is not an employee of the Company $1,000 for each meeting of the Board or a committee attended in person, but not if the director attends by telephone. The Chairman of the Board is compensated $1,500 for each meeting of the Board he attends in person and the Chairman of each committee is compensated $1,500 for each committee meeting attended in person. The Company reimburses the out-of-pocket expenses incurred by directors for attendance at Board or committee meetings.


     Pursuant to the Company's Director Stock Option Plan, the Company will grant options to purchase 25,000 shares of Common Stock per year to each independent director, and options to purchase 40,000 shares of Common Stock per year to the Chairman of the Board, initially upon completion of the offering and thereafter annually immediately following the annual meeting of the Company's stockholders. The initial grant will have an exercise price equal to the offer price set forth on the cover page of this Prospectus, and future grants will be at an exercise price equal to the market price per share on the date of such grant.

EXECUTIVE COMPENSATION


     The following table summarizes all compensation awarded to, earned by, or paid to (i) all individuals who served or functioned as the Company's executive officers during the fiscal years 1999 and 1998; and (ii) the Company's four most highly compensated executive officers who were serving at the end of fiscal years 1999 and 1998 whose annual salaries and bonuses exceeded $100,000 (all of the foregoing individuals are hereinafter referred to collectively as the 'Named Executive Officers'), for services rendered in all capacities to the Company and its subsidiaries for the Company's fiscal years 1999 and 1998.


                           SUMMARY COMPENSATION TABLE


                                                                                           ANNUAL COMPENSATION
                                                                                        --------------------------
                                                                                        FISCAL  SALARY    BONUS(1)
NAME AND PRINCIPAL POSITION                                                             YEAR     ($)        ($)
-------------------------------------------------------------------------------------   ----   --------   --------

Cornelius 'Pete' Peterson, ..........................................................   1999   $150,000    $   --
  Chief Executive Officer, President                                                    1998    152,629
William E. Peisel, ..................................................................   1999    150,600    12,425
  Executive Vice President, Chief Technical Officer                                     1998    135,789        --
John K. Brennan, ....................................................................   1999    113,523        --
  Vice President, Manufacturing                                                         1998    101,264    10,000
Cornelius 'Neil' Peterson, ..........................................................   1999    136,295    88,023
  Vice President, Sales & Marketing                                                     1998     79,667    69,995


------------





(1) Bonus represents commissions paid on the basis of sales achieved during the fiscal year.



STOCK OPTION PLAN



     The Company has established an incentive and non-qualified stock option plan (the 'Stock Option Plan') to become effective upon the closing of the offering. The Stock Option Plan is to be administered by the Compensation Committee (the 'Committee') of the Board of Directors. References herein to the 'Board' mean the Board of Directors or the Committee, as the case may be. A total of 4,500,000 shares of Common Stock is reserved for issuance under the Stock Option Plan. It is anticipated that the Company will grant options to purchase 2,953,368 shares under the Stock Option Plan on or about the date of the commencement of this offering.


     The purpose of the Stock Option Plan is to advance the Company's interests by enhancing its ability to attract and retain key employees and consultants. All grants will be made at the discretion of the Board to such individuals and in such amounts as the Board deems advantageous for compensation and incentive purposes. The Company's employees are all eligible for the grant of options.


     The Stock Option Plan will provide for the grant of both incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the 'Code') and non-qualified options subject to the rules contained in
Section 83 of the Code. No options may be granted under the Stock Option Plan more than ten years after the closing date of the Offering. All options under the Stock Option Plan will be non-transferable except upon death. The exercise price of a stock option granted under the Stock Option Plan may not be less than 100% (110% in the case of incentive stock options granted to owners of more than 10% of the total combined voting power of all classes of stock of the Company and its subsidiaries) of the fair market value of the underlying stock at the time of grant.



     The term of each option will be set by the Board but cannot exceed ten years from grant (five years from grant, in the case of an incentive stock option granted to someone owning more than 10% of the total combined voting power of all classes of stock of the Company and its subsidiaries). Each option will become exercisable in four installments: on each of the first, second, third and fourth anniversaries of the date of grant as to 25% of the shares covered by the option. The Board has the authority to grant options with shorter or longer vesting schedules, including options that vest immediately as well as placing other restrictions on vesting. The exercise price of an option may be paid either in cash, certified check, bank draft or money order or, if the Board so permits, by delivery of previously owned Common Stock or a promissory note or a combination of the foregoing.


     If a participant's employment with the Company terminates by reason of death, each option held by the participant immediately prior to death will be exercisable, to the extent it was then exercisable, for 12 months after death or until the end of the option period if earlier. The options which were not exercisable at the time of death will immediately terminate upon death. If a participant's employment terminates for any other reason all of the participant's options that are not then exercisable will immediately terminate. The participant's options that were then exercisable will continue to be exercisable for three months, unless the participant is discharged for cause, as determined in the Board's sole discretion. In such a case, all previously vested options shall be forfeited immediately.


     In the Board's sole discretion, options granted under the Stock Option Plan will also terminate in the event of certain mergers, consolidations or sales of assets or public or private Common Stock offerings of the Company. However, in such instances, the Stock Option Plan also provides that at least 30 days in advance of such an event all outstanding vested and non-vested options shall become exercisable for a limited period of time. Options not exercised during that time period shall be forfeited.

     The Board retains the right to amend the Stock Option Plan or any outstanding option. An amendment adversely affecting the rights of an employee under a previously granted option requires the employee's consent, and certain Stock Option Plan amendments, including any increase in the number of shares available under the Stock Option Plan, a change in the group of eligible employees, a reduction in the minimum option price for incentive stock Options, an extension of the term of the Stock Option Plan, or amendments affecting the status of already granted incentive stock options, require stockholder approval.

     The number of shares reserved for issuance under the Stock Option Plan, as well as the number of shares subject to outstanding options, option price, and other option provisions, including where relevant the kind of shares subject to options, is subject to adjustment in the event of a stock dividend, stock split or similar capital change or to take into consideration material changes in accounting practice or principles or certain corporate transactions. The Board may, at any time, discontinue granting options under the Stock Option Plan.

DIRECTOR STOCK OPTION PLAN


     The Company has established a stock option plan for the members of its Board of Directors (the 'Director Stock Option Plan') to become effective upon the closing of the offering. The purpose of the Director Stock Option Plan is to attract and retain the best available personnel for service as independent directors of the Company. All grants under the Director Stock Option Plan are automatic and nondiscretionary. A total of 400,000 shares of Common Stock is reserved for issuance under the Director Stock Option Plan, of which options for 115,000 shares are outstanding as of the date of this Prospectus.


     The Director Stock Option Plan will provide for the grant of non-qualified options subject to the rules contained in Section 83 of the Code. No options may be granted under the Director Stock Option Plan more than ten years after the closing date of the Offering. All options under the Director Stock Option Plan will be non-transferable except upon death. The exercise price of a stock option granted under the Director Stock Option Plan may not be less than 100% of the fair market value of the underlying stock at the time of grant.

     The term of each option will be ten years from grant. Each option will become exercisable in two installments: six months following the date of grant as to 50%, and twelve months following the date of grant as to the remaining 50%. The exercise price of an option may be paid either in cash, certified check, bank draft or money order or, if the Board so permits, by delivery of previously owned Common Stock or a promissory note or a combination of the foregoing.

     If a director's status as a member of the Board of Directors terminates by reason of death, each option held by the director immediately prior to death will be exercisable, to the extent it was then exercisable, for the remaining term of the option. The options which were not exercisable at the time of death will immediately terminate upon death. If a director's status as a member of the Board of
                                       44

Directors terminates for any other reason, all of the director's options that are not then exercisable will immediately terminate. The director's options that were then exercisable will continue to be exercisable for the remaining term of the option.

     In the Board's sole discretion, options granted under the Director Stock Option Plan will also terminate in the event of certain mergers, consolidations or sales of assets or public or private Common Stock offerings of the Company. However, in such instances, the Director Stock Option Plan also provides that at least 30 days in advance of such an event all outstanding vested options shall become exercisable for a limited period of time. Options not exercised during that time period shall be forfeited.


     The Board retains the right to amend the Director Stock Option Plan or any outstanding option. An amendment adversely affecting the rights of a director under a previously granted option requires the director's consent, and certain Director Stock Option Plan amendments, including any increase in the number of shares available under the Director Stock Option Plan, and an extension of the term of the Director Stock Option Plan, require stockholder approval.


     The number of shares reserved for issuance under the Director Stock Option Plan, as well as the number of shares subject to outstanding options, option price, and other option provisions, including where relevant the kind of shares subject to options, is subject to adjustment in the event of a stock dividend, stock split or similar capital change or to take into consideration material changes in accounting practice or principles or certain corporate transactions. The Board may, at any time, discontinue granting options under the Director Stock Option Plan.

OSICOM STOCK OPTIONS

     Osicom has historically granted options under stock option plans to executive officers and employees of the Company. No further options will be granted to executive officers or employees under the Osicom stock option plans.


EMPLOYMENT AGREEMENTS



     The Company entered into an employment agreement with Michael Evensen on October 1, 1998. The agreement provides for a base salary subject to annual review by the Compensation Committee. Currently, the base salary of Mr. Evensen is $125,000 per annum. In addition to the base salary, Mr. Evensen is entitled to receive up to $125,000 per annum in additional compensation as commissions upon the attainment of business and performance goals and targets which are mutually agreed upon each year by the Company and Mr. Evensen.



     Mr. Evensen receives additional employment benefits in the form of reimbursed business expenses, travel expenses, health, medical, dental, life and disability benefits, and other benefits provided by the Company to all employees. Mr. Evensen is also entitled to three weeks paid vacation for each year of full employment, exclusive of legal holidays.



     The employment agreement provides that upon the completion of this offering, Mr. Evensen will receive options to purchase 40,000 shares of Common Stock of the Company, of which 50% will vest at the end of his first year of employment and the remaining 50% will vest at the end of his second year of employment. Mr. Evensen's stock options shall be exercisable at the initial public offering price. Mr. Evensen is eligible to participate in any additional option programs instituted for senior employees of the Company. The Company is negotiating with Mr. Evensen to revise this provision.



     Mr. Evensen may be terminated by the Company at any time without cause, upon six months notice. If the Company were to terminate Mr. Evensen's employment for cause, the Company would have no further obligation to Mr. Evensen except to pay all accrued and unpaid base salary and vacation pay to the date of termination. Mr. Evensen may voluntarily terminate his employment at any time upon three months notice to the Company.



     Mr. Evensen has agreed not to compete with the Company's present or contemplated business, to solicit or encourage any other person to terminate a relationship with the Company, or enter into any agreement which conflicts with his duties to the Company. Mr. Evensen is also subject to a Company

Confidential Information and Invention Assignment Agreement, which survives the termination of the employment agreement for any reason. The agreement is governed by the laws of Germany.



     The Company has no other employment agreements with any of its employees.


LONG-TERM INCENTIVE PLANS


     The Company has no long-term incentive plans other than the Stock Option Plan and the Director Stock Option Plan.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee are Leonard Hecht and Renn Zaphiropoulos. There are currently no compensation committee interlocks with other entities or insider participation on the Compensation Committee.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date of this Prospectus and as adjusted to reflect the sale of the shares offered thereby by (i) each person known to own beneficially 5.0% or more of the outstanding shares of Common Stock; (ii) each director of the Company; (iii) each executive officer; and (iv) all executive officers and directors as a group. None of the executive officers or directors own or have the right to acquire within 60 days of the date of this Prospectus any shares of Common Stock of the Company. Unless otherwise noted below, such stockholders have sole voting and investment power as to shares shown.



                                                   BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                                                  PRIOR TO THE OFFERING          NUMBER         AFTER THE OFFERING
                                                --------------------------     OF SHARES      -----------------------
                                                  NUMBER                         BEING         NUMBER
NAME OF BENEFICIAL HOLDER                       OF SHARES       PERCENTAGE      OFFERED       OF SHARES    PERCENTAGE
---------------------------------------------   ----------      ----------    ------------    ---------    ----------

Osicom Technologies, Inc.....................   10,000,000         100.0%       1,000,000     9,000,000       75.0%
  2800 28th Street
  Suite 100
  Santa Monica, CA 90405


              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     The Company entered into three agreements with Osicom, which govern the business relationship between the Company and Osicom.


     The Company entered into a supply agreement, effective May 1, 1998 (the 'Supply Agreement') with Osicom pursuant to which the Company sells to Osicom several products, including the NET+ARM'TM' ASIC for variable prices. Prices are structured to maintain the Company's gross margin on the products established on May 1, 1998, and are subject to change consistent with any changes in the Company's costs for such products. The Supply Agreement also provides that Osicom manufactures products for the Company at Osicom's best price, as determined by agreement between Osicom and the Company from time to time. The Supply Agreement has a term of five years and does not obligate Osicom to purchase any products from the Company or the Company to utilize Osicom for manufacturing.


     The Company and Osicom entered into a sublease agreement dated as of August 1, 1998, for the sublease by the Company to Osicom of approximately 6,000 square feet of space at the Company's offices in Waltham, Massachusetts (the 'Sublease'). The Sublease provides for the payment by Osicom to the Company of rent in the amount of $88,000 per year, payable each October 1, January 1, April 1 and July 1.


     The Company and Osicom entered into the Intercompany Agreement on May 1, 1998, which provides for the terms and conditions of the transfer by the Company to Osicom of the right to manufacture and sell certain products relating to the Commercial Line. The Intercompany Agreement provides that Osicom shall have the right to manufacture and sell the Company's stand alone print servers to distributors who will then market such products directly to the consumer. The Intercompany Agreement provides that the Company assign certain accounts receivables accruing after July 31, 1998, computer software and furniture, fixtures, equipment and trademarks to Osicom. The Company also sold at cost its remaining inventory of stand-alone print servers to Osicom. The Intercompany Agreement also requires the Company to provide certain manufacturing and engineering support to Osicom, for which Osicom shall pay a charge equal to the direct cost of such support plus 10% overhead of such support to the Company. The Intercompany Agreement provides that certain software licenses are to be transferred by the Company to Osicom and that Osicom shall assume license payments under such licenses. It also requires Osicom to assign all its rights in the trademark NET+ARM'TM' to the Company.
The Intercompany Agreement further requires Osicom to use its best efforts to obtain a consent in writing from ARM Limited to the assignment of the rights to NET+ARM'TM'. Pursuant to the Intercompany Agreement, the Company granted Osicom co-ownership rights to certain of its existing intellectual property in connection with the Company's transfer of the Commercial Line to Osicom. Osicom's rights in such intellectual property are limited to use in certain products manufactured by Osicom related to the Commercial Line, and cannot be transferred, resold, licensed or assigned by Osicom. Pursuant to the Intercompany Agreement, Osicom will assume responsibility for manufacturing the Commercial Line on approximately May 1, 1999 and the Company expects Osicom to assume responsibility for providing engineering support to the Commercial Line on approximately July 1, 1999.


     In the ordinary course of business, a wholly owned subsidiary of Osicom, Uni Precision Industrial, Ltd. manufactures and assembles products for the Company on a competitive bid basis.


     From time to time the Company has received non-interest bearing advances from Osicom. As of January 31, 1998, Osicom began accruing interest on the outstanding balance at the prime rate plus three percent per year. As of January 31, 1999, the balance of such advances was $5.9 million, which is the highest amount borrowed by the Company from Osicom.



     All future transactions between the Company and its officers, directors, and Osicom or its affiliates will be approved by a majority of the unrelated directors of the Company.


                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 35,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this Prospectus, there were 10,000,000 shares of Common Stock and no shares of preferred stock issued and outstanding.


COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders and do not have cumulative voting rights. The election of directors is determined by a plurality of the votes cast. The Company's Restated Articles of Organization (the 'Articles') require the approval of the holders of a majority of the Common Stock. Except as otherwise required by law and as may be required by the terms of the preferred stock, all other matters are determined by a majority of the votes cast. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available for the payment thereof, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive ratably the net assets of the Company available for distribution after preferred distributions, if any, to the holders of preferred stock. The shares of Common Stock that will be outstanding upon the consummation of the offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future. See 'Risk
Factors -- Anti-Takeover Provisions' and ' -- Preferred Stock.'

     Holders of Common Stock do not have any preemptive or subscription rights, nor any redemption or conversion rights.

PREFERRED STOCK

     The Company has authorized 5,000,000 shares of preferred stock which the Company's Board has discretion to issue in such series and with such preferences and rights as it may designate without the approval of the holders of Common Stock. Such preferences and rights may be superior to those of the holders of Common Stock. For example, the holders of preferred stock may be given a preference in payment upon liquidation of the Company or for the payment or accumulation of dividends before any distributions are made to the holders of Common Stock. As of the date of this Prospectus, no preferred stock has been designated or issued by the Company, and the Company has no plans, agreements or understandings for the issuance of preferred stock. For a description of the possible anti-takeover effects of the preferred stock, see 'Risk
Factors -- Anti-Takeover Provisions' and ' -- Certain Anti-Takeover Provisions.'


LIMITATION ON LIABILITY


     The Articles of Organization of the Company limit or eliminate the liability of the Company's directors or officers to the Company or its stockholders for monetary damages to the fullest extent permitted by the Massachusetts General Corporation Law, as amended (the 'MGCL'). The MGCL provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of such person's duty of loyalty; (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (iii) for the payment of unlawful dividends and certain other actions prohibited by Massachusetts corporate law; and (iv) for any transaction resulting in receipt by such person of an improper personal benefit.

     The Company has directors' and officers' liability insurance to provide its directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. See 'Business -- Legal Proceedings' for a discussion of pending litigation.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The ability of the Company's Board to establish the rights of, and to issue, substantial amounts of preferred stock without the need for stockholder approval, upon such terms and conditions, and having such rights, privileges and preferences as the Company's Board may determine in the exercise of its business judgment, may, among other things, be used to create voting impediments with respect to changes in control of the Company or to dilute the stock ownership of holders of Common Stock seeking to obtain control of the Company. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, may have the effect of discouraging, delaying or preventing a change in control of the Company. The Company has no present plans to issue any shares of preferred stock. See 'Risk Factors -- Anti-Takeover Provisions,' 'Common Stock' and
' -- Preferred Stock.'

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to the Offering, there has been no public market for the securities of the Company. Upon completion of the Offering, the Company will have outstanding 12,000,000 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option or options outstanding under the Company's stock option plans). Of these shares, the 3,000,000 shares sold in the Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the 'Securities Act'), unless they are purchased by 'affiliates' of the Company as that term is defined in Rule 144 under the Securities Act (which sales would be subject to certain limitations and restrictions described below). The remaining 9,000,000 shares, which are held by Osicom, are 'restricted shares' under Rule 144 (the 'Restricted Shares'). Restricted Shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 promulgated under the Securities Act. Osicom has agreed for a period of 365 days after the date of this prospectus and each director, executive officer and employee of the Company has agreed for a period of 180 days after the date of this Prospectus without the prior written consent of Dain Rauscher Wessels, not to offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock. As a result of the contractual restrictions described herein and the provisions of Rule 144, Rule 144(k) and Rule 701, the Restricted Shares will be available for sale in the public market as follows: (i) no shares will be available for immediate sale on the date of this Prospectus, and (ii) 9,000,000 shares will become eligible for sale 365 days after the date of this Prospectus (assuming no release from the lock-up agreement) upon expiration of lock-up agreements. Dain Rauscher Wessels in its sole discretion and without notice may earlier release for sale in the public market all or any portion of the shares subject to the lock-up agreement.



     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in 'brokers' transactions' or to market makers, within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (120,000 shares immediately after the Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Unless otherwise restricted, '144(k) shares' may therefore be sold immediately upon the completion of the Offering. Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to the Offering are entitled to sell such shares 90 days after the Offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the volume limitation or notice filing provisions of Rule 144.



     After the completion of this offering, the Company intends to file a Registration Statement on Form S-8 (the 'Form S-8') under the Securities Act to register the 4,500,000 shares of Common Stock reserved for issuance under the Stock Option Plan. After the date of such filing, if not otherwise subject to a lock-up agreement, shares purchased pursuant to such plans and options generally would be available for resale in the public market.


LOCK-UP AGREEMENTS


     Osicom has agreed with the Underwriters that it will not sell or otherwise dispose of any shares of Common Stock until 365 days from the date of the Prospectus and each executive officer, director and employee of the Company has agreed with the Underwriters that they will not sell or otherwise dispose of any shares of Common Stock until 180 days from the date of this Prospectus (the 'Lock-Up Expiry Dates'), without the prior written consent of the Dain Rauscher Wessels.

                                  UNDERWRITING



     The underwriters named below (each an 'Underwriter' and collectively the 'Underwriters'), acting through their representatives, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ('Dain Rauscher Wessels') and Tucker Anthony Incorporated (collectively, with Dain Rauscher Wessels, the 'Representatives'), have severally agreed, subject to the terms and conditions of the underwriting agreement, to purchase from the Company and Osicom the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased, subject to the conditions stated in the underwriting agreement.



                                                                                                  NUMBER OF SHARES
                                      NAME OF UNDERWRITER                                         OF COMMON STOCK
-----------------------------------------------------------------------------------------------   ----------------

Dain Rauscher Wessels..........................................................................
Tucker Anthony Incorporated....................................................................

                                                                                                  ----------------
     Total.....................................................................................      3,000,000
                                                                                                  ----------------
                                                                                                  ----------------



     The Representatives have advised the Company and Osicom that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession of not in excess of
$           per share, of which $           may be reallowed to other dealers.
After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of the prospectus.



     The underwriting agreement contains covenants of indemnity among the Underwriters, the Company and Osicom against civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.



     Osicom has granted to the Underwriters an option to purchase up to 450,000 additional shares of Common Stock. This option may be exercised at any time up to 30 days after the date of this prospectus. The option entitles the Underwriters to purchase the additional shares of Common Stock at the same price per share as the 3,000,000 shares of Common Stock being sold in this offering. If the Underwriters exercise the option, each of the Underwriters must purchase approximately the same percentage of additional shares from Osicom that they purchased from the Company and Osicom. If purchased, the additional shares will be sold by the Underwriters on the same terms as those on which the 3,000,000 shares are being sold.



     The price of the shares of Common Stock purchased by the Underwriters will be the public offering price set forth on the cover page of the prospectus less the following underwriting discounts and commissions, to be provided by the Company and Osicom:



                                                                                     TOTAL WITHOUT       TOTAL WITH
                                                                        PER SHARE    OVER-ALLOTMENT    OVER-ALLOTMENT
                                                                        ---------    --------------    --------------

By NETsilicon, Inc. .................................................
By Osicom Technologies, Inc. ........................................



     The Company will also pay offering expenses estimated to total $1.0 million.



     Without the prior written consent of Dain Rauscher Wessels, the Company, and Osicom have agreed, for a period of 365 days after the date of this Prospectus, not to sell, transfer, grant any third party the right to purchase, or otherwise dispose of any shares of Common Stock or other securities that they own or acquire. The 365 day period is known as the '365 Day Lock-up Period.' Similarly, without the prior written consent of the Underwriters, the directors, officers and employees of the Company have agreed, for a period of 180 days after the date of this Prospectus, not to sell, transfer, grant any third party the right to purchase or otherwise dispose of any shares of Common Stock or other securities that they own or acquire. The 180 day period is known as the '180 Day Lock-up Period.' Dain Rauscher Wessels may, without notice and in its sole discretion, allow Osicom to dispose of Common Stock or other securities prior to the expiration of the 365 Day Lock-up Period. Similarly, Dain Rauscher Wessels may, without notice and in its sole discretion, allow any director, officer or employee to dispose of Common Stock or other securities prior to the expiration of the 180 Day Lock-up Period. There are, however, no agreements between the Underwriters, Osicom or any director, officer or employee that would allow them to do so.



     In addition, the Company has agreed that it will not issue, sell, offer to sell, or otherwise dispose of any shares of its Common Stock or other securities during the 356 Day Lock-up Period without the prior consent of Dain Rauscher Wessels. This agreement does not include shares of Common Stock or other securities issued pursuant to employee stock option plans, employee stock purchase plans, or Common Stock or other securities issued pursuant to option or other securities outstanding on the date of this Prospectus. However, the Company has agreed that employee stock options issued during the 180 Day Lock-up Period may not be exercised prior to the expiration of the 180 Day Lock-up Period. Any shares of Common Stock issued during the 180 Day Lock-up Period pursuant to the exercise of stock options or other securities outstanding on the date of this Prospectus shall bear a restrictive legend restricting the transfer of such shares during the 180 Day Lock-up Period.



     The Underwriters have advised the Company that in connection with this offering, certain persons participating in this offering may engage in transactions that may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. These transactions may include stabilizing bids, syndicate covering transactions and the imposition of penalty bids. A 'stabilizing bid' is a bid for or the purchase of Common Stock on behalf of the Underwriters for the purpose of preventing or retarding a decline in the market price of the Common Stock. A 'syndicate covering transaction' is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with this offering. A 'penalty bid' is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commence, may be discontinued at any time.



     Prior to this offering, there was no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation between the Company, Osicom and the Underwriters. Among factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of the Company, the state of its business operations, an assessment of its management and consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed relevant. There can be no assurance, however, that the prices at which the Common Stock will sell in the public market after this offering will be equal to or greater than the initial public offering price.


                                 LEGAL MATTERS


     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP, Woodbridge, New Jersey. Certain legal matters in connection with this offering are being passed upon for the Underwriters by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.


                                    EXPERTS


     The financial statements of the Company as of January 31, 1999 and 1998 and for each of the three years in the period ended January 31, 1999 included in this Prospectus have been audited by BDO

Seidman, LLP, independent certified public accountants, and have been so included in reliance on its reports, given upon its authority as an expert in accounting and auditing.


                             AVAILABLE INFORMATION

     This Prospectus, which constitutes a part of a Registration Statement on Form S-1 (including all amendments thereto, the 'Registration Statement') filed by the Company with the SEC under the Act, omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described below.

     Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

     The Company is subject to certain of the informational reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, files reports and other information with the SEC. Such reports and other information can be inspected and copied at the public reference facility maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and at the regional offices of the SEC located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained in person from the Public Reference Section of the SEC at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549-1004 at prescribed rates. Additionally, such material may be obtained at the web site the SEC maintains at http://www.sec.gov which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                                NETSILICON, INC.
                         INDEX TO FINANCIAL STATEMENTS


                                                                                                              PAGE
                                                                                                              ----

Report of Independent Certified Public Accountants.........................................................    F-2
Balance Sheets as of January 31, 1999 and 1998.............................................................    F-3
Statements of Operations for the Years Ended January 31, 1999, 1998 and 1997...............................    F-4
Statements of Stockholder's Equity (Deficit) for the Years Ended January 31, 1999, 1998 and 1997...........    F-5
Statements of Cash Flows for the Years Ended January 31, 1999, 1998 and 1997...............................    F-6
Notes to Financial Statements..............................................................................    F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


     'Upon completion of the stock split as described in Note I(ii) to the accompanying financial statements, which is to take place upon the effectiveness of this Registration Statement, BDO Seidman, LLP will be in a position to render the following opinion.'


The Board of Directors of
NETsilicon, Inc.


     We have audited the accompanying balance sheets of NETsilicon, Inc. (the 'Company') as of January 31, 1999 and 1998 and the related statements of operations, stockholder's equity (deficit) and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.


     In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of NETsilicon, Inc. as of January 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1999 in conformity with generally accepted accounting principles.



                                                      /s/ BDO SEIDMAN
                                           .....................................
                                                     BDO SEIDMAN, LLP



Boston, Massachusetts
February 26, 1999, except for notes
I (ii) and (iii) which are
as of             , 1999

                                NETSILICON, INC.
                                 BALANCE SHEETS


                                                                                               JANUARY 31,
                                                                                        -------------------------
                                                                                           1999           1998
                                                                                        -----------    ----------
                                       ASSETS
CURRENT ASSETS
     Cash............................................................................   $   582,600    $  185,100
     Accounts receivable, net (Notes D and S)........................................     4,204,500     3,595,300
     Due from affiliate (Note F).....................................................     1,218,300        --
     Inventory, net (Notes B, D and S)...............................................     3,769,300     2,607,400
     Prepaid expenses and other current assets.......................................       238,600       172,600
                                                                                        -----------    ----------
          TOTAL CURRENT ASSETS.......................................................    10,013,300     6,560,400
                                                                                        -----------    ----------
PROPERTY AND EQUIPMENT, NET (Notes C, D and E).......................................       685,200       773,900
                                                                                        -----------    ----------
OTHER ASSETS
     Capitalized software, net (Note B)..............................................       470,400       221,400
     Capitalized software of discontinued operations, net (Note A)...................       --            330,100
     Other assets....................................................................       479,500        47,600
                                                                                        -----------    ----------
          TOTAL OTHER ASSETS.........................................................       949,900       599,100
                                                                                        -----------    ----------
TOTAL ASSETS.........................................................................   $11,648,400    $7,933,400
                                                                                        -----------    ----------
                                                                                        -----------    ----------

                   LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

CURRENT LIABILITIES
     Short-term debt (Note D)........................................................   $ 3,191,500    $2,987,100
     Current maturities of long term debt (Note E)...................................       --             17,900
     Accounts payable................................................................     2,789,800     1,777,300
     Due to affiliates (Note F)......................................................     6,423,100     2,171,000
     Other current liabilities.......................................................     1,080,100       394,000
                                                                                        -----------    ----------
          TOTAL CURRENT LIABILITIES..................................................    13,484,500     7,347,300
                                                                                        -----------    ----------
COMMITMENTS AND CONTINGENCIES (Note G)
STOCKHOLDER'S EQUITY (DEFICIT) (Notes I, J and K)
     Preferred stock, $0.01 par value; 5,000,000 authorized; none issued.............       --             --
     Common stock, $0.01 par value; 35,000,000 authorized;
       10,000,000 shares issued and outstanding......................................       100,000       100,000
     Additional paid-in capital......................................................     2,463,000     2,463,000
     Accumulated deficit.............................................................    (4,399,100)   (1,976,900)
                                                                                        -----------    ----------
          TOTAL STOCKHOLDER'S EQUITY (DEFICIT).......................................    (1,836,100)      586,100
                                                                                        -----------    ----------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT).................................   $11,648,400    $7,933,400
                                                                                        -----------    ----------
                                                                                        -----------    ----------


                See accompanying notes to financial statements.

                                NETSILICON, INC.
                            STATEMENTS OF OPERATIONS

                                                                              FISCAL YEAR ENDED JANUARY 31,
                                                                        -----------------------------------------
                                                                           1999           1998           1997
                                                                        -----------    -----------    -----------

NET SALES............................................................   $13,373,000    $ 7,920,300    $ 7,444,500

COST OF SALES (Note F)...............................................     7,270,400      4,060,200      4,293,600
                                                                        -----------    -----------    -----------

     GROSS PROFIT....................................................     6,102,600      3,860,100      3,150,900
                                                                        -----------    -----------    -----------

OPERATING EXPENSES
     Selling and marketing...........................................     3,336,400      1,809,600      1,562,700
     Engineering, research and development...........................     2,152,500      1,482,600      1,027,700
     General and administrative......................................     2,194,400      1,795,400      1,502,300
                                                                        -----------    -----------    -----------
          TOTAL OPERATING EXPENSES...................................     7,683,300      5,087,600      4,092,700
                                                                        -----------    -----------    -----------

OPERATING LOSS FROM CONTINUING OPERATIONS............................    (1,580,700)    (1,227,500)      (941,800)

     Interest expense................................................      (551,700)      (118,500)      (136,200)
                                                                        -----------    -----------    -----------

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX BENEFIT............    (2,132,400)    (1,346,000)    (1,078,000)

     Income tax benefit (Note L).....................................       --             493,000        968,600
                                                                        -----------    -----------    -----------

LOSS FROM CONTINUING OPERATIONS......................................    (2,132,400)      (853,000)      (109,400)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS NET OF INCOME TAX OF $0,
  $493,000 and $968,600 in 1999, 1998 and 1997, respectively (Notes A
  and L).............................................................      (289,800)       676,600      1,329,500
                                                                        -----------    -----------    -----------

NET INCOME (LOSS)....................................................   $(2,422,200)   $  (176,400)   $ 1,220,100
                                                                        -----------    -----------    -----------
                                                                        -----------    -----------    -----------

NET INCOME (LOSS) PER SHARE (Notes K and M)

     BASIC
          WEIGHTED AVERAGE COMMON SHARES OUTSTANDING.................    10,000,000     10,000,000      7,158,300

          NET INCOME (LOSS) PER COMMON SHARE
               From continuing operations............................        $(0.21)        $(0.09)        $(0.02)
               From discontinued operations..........................         (0.03)          0.07           0.19
                                                                        -----------    -----------    -----------
               Net income (loss) per common share....................        $(0.24)        $(0.02)         $0.17
                                                                        -----------    -----------    -----------
                                                                        -----------    -----------    -----------


                See accompanying notes to financial statements.

                                NETSILICON, INC.
                  STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)



                                                                                                                           TOTAL
                                             COMMON STOCK           PREFERRED STOCK       ADDITIONAL                   STOCKHOLDER'S
                                        ----------------------    --------------------     PAID-IN      ACCUMULATED       EQUITY
                                          SHARES       AMOUNT      SHARES      AMOUNT      CAPITAL        DEFICIT        (DEFICIT)
                                        ----------    --------    --------    --------    ----------    -----------    -------------

Balance at January 31, 1996..........    7,197,300    $ 72,000     141,700    $ 14,200    $2,476,800    $(3,020,600)    $  (457,600)

Stock option exercises...............       32,800         300       --          --             (300)       --              --

Cashless exercise of options and
  warrants (Note J)..................      900,300       9,000       --          --           (9,000)       --              --

Preferred stock conversion...........    1,869,600      18,700    (141,700)    (14,200)       (4,500)       --              --

Net income...........................       --           --          --          --           --          1,220,100       1,220,100
                                        ----------    --------    --------    --------    ----------    -----------    -------------

Balance at January 31, 1997..........   10,000,000     100,000       --          --        2,463,000     (1,800,500)        762,500

Net loss.............................       --           --          --          --           --           (176,400)       (176,400)
                                        ----------    --------    --------    --------    ----------    -----------    -------------

Balance at January 31, 1998..........   10,000,000     100,000       --          --        2,463,000     (1,976,900)        586,100

Net loss.............................       --           --          --          --           --         (2,422,200)     (2,422,200)
                                        ----------    --------    --------    --------    ----------    -----------    -------------

Balance at January 31, 1999..........   10,000,000    $100,000       --       $  --       $2,463,000    $(4,399,100)    $(1,836,100)
                                        ----------    --------    --------    --------    ----------    -----------    -------------
                                        ----------    --------    --------    --------    ----------    -----------    -------------


                See accompanying notes to financial statements.

                                NETSILICON, INC.
                            STATEMENTS OF CASH FLOWS
                                    (NOTE O)





                                                                              FISCAL YEAR ENDED JANUARY 31,
                                                                        -----------------------------------------
                                                                           1999           1998           1997
                                                                        -----------    -----------    -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)...............................................   $(2,422,200)   $  (176,400)   $ 1,220,100
     Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
          Depreciation and amortization..............................       644,100        580,500        674,200
          Intangible assets valuation allowance......................       --             237,900        --
     Changes in current assets and liabilities:
          Increase in accounts receivable............................      (609,200)      (169,300)    (1,037,100)
          (Increase) decrease in inventories.........................    (1,161,900)        55,400        560,300
          (Increase) decrease in other current assets................       (66,000)       (87,000)       105,600
          Increase (decrease) in accounts payable....................     1,012,500       (168,000)    (1,562,600)
          Increase (decrease) in other current liabilities...........       686,100       (227,800)      (497,900)
                                                                        -----------    -----------    -----------
               NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES...    (1,916,600)        45,300       (537,400)
                                                                        -----------    -----------    -----------
CASH FLOWS USED IN INVESTING ACTIVITIES:
     Purchases of property and equipment.............................      (328,100)      (604,800)      (138,600)
     Software development costs (Note B).............................      (723,600)      (556,000)      (369,500)
     Capitalized software transferred to Osicom (Note A).............       577,400        --             --
     Other assets....................................................      (431,900)        16,100         (2,700)
                                                                        -----------    -----------    -----------
               NET CASH USED IN INVESTING ACTIVITIES.................      (906,200)    (1,144,700)      (510,800)
                                                                        -----------    -----------    -----------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
     Proceeds from affiliates advances...............................     3,033,800        854,400        947,500
     Proceeds from issuance of short-term debt, net (Note D).........       204,400        291,000        917,000
     Repayments of long-term debt (Note E)...........................       (17,900)      (254,700)      (441,900)
                                                                        -----------    -----------    -----------
               NET CASH PROVIDED BY FINANCING ACTIVITIES.............     3,220,300        890,700      1,422,600
                                                                        -----------    -----------    -----------
INCREASE (DECREASE) IN CASH..........................................       397,500       (208,700)       374,400
CASH -- BEGINNING OF YEAR............................................       185,100        393,800         19,400
                                                                        -----------    -----------    -----------
CASH -- END OF YEAR..................................................   $   582,600    $   185,100    $   393,800
                                                                        -----------    -----------    -----------
                                                                        -----------    -----------    -----------


                See accompanying notes to financial statements.

                                NETSILICON, INC.
                         NOTES TO FINANCIAL STATEMENTS





     NETsilicon, Inc. (the 'Company') develops and markets embedded networking solutions. The Company's products are incorporated into the design of embedded systems to provide the ability to communicate over standards-based Local Area Networks ('LANs'), Wide Area Networks ('WANs') and the Internet, enabling the development of completely new embedded systems applications. The Company believes that it provides the first standards-based embedded networking system to offer a single chip solution that, in conjunction with the physical interface and memory, encompasses all of the required hardware and software necessary to network-enable virtually any electronic device. The Company's products are contained in a broad array of imaging products, including printers, scanners, fax machines, copiers and multi-function peripherals manufactured by 20 original equipment manufacturers ('OEMs').


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

     The accompanying financial statements are the responsibility of the management of the Company.

A. THE COMPANY AND BASIS OF PRESENTATION

     The Company, incorporated in Massachusetts on April 17, 1984 under the name of Digital Products, Inc. is a wholly-owned subsidiary of Osicom Technologies, Inc. ('Osicom') and operates as a product line unit. In September 1996, Osicom acquired the Company through a merger with a newly-formed corporation for Osicom common stock in a transaction accounted for as a pooling of interests. The accompanying financial statements represent only the assets, liabilities, operations and financial position of the Company.

     The Company was comprised of two product lines: OEM and Commercial. The Company developed both board and system level products to satisfy the specific design needs of OEM's and the full system (hardware and software) solutions for end-user customers. The end-user customers were reached through value-added resellers and distributors; this sales activity is referred to as 'commercial sales.' The Company has decided to focus its resources on the future development of its NET+ family of products within the OEM line.


     As a result, in May 1998, the Company sold its Commercial Line to Osicom, which consisted principally of specific sales employees and capitalized software related to Commercial products. Based on this transaction, the Company has accounted for the Commercial Line as a discontinued operation. Capitalized software related to the Commercial Line of business has been separately stated on the balance sheets presented. The Company did not experience a gain or loss on disposal as Osicom purchased the capitalized software and other miscellaneous assets at their book value as of the date of purchase. Due to the similar nature of the raw materials utilized in the manufacturing of products within each business line, Osicom also has been granted the option to purchase existing Company inventory at cost for a period of nine months. Sales, cost of sales, selling, marketing, engineering, general and administrative, research and development expenses included in discontinued operations within the Company's historical Statements of Operations represent only those transactions specific to the Commercial Line. See Note Q.



     General and administrative expenses include an amount that management considers to be a reasonable allocation of general corporate expenses. Management and administrative salaries are allocated based upon estimated time devoted to Company's operations; all other allocations of general corporate expenses, including public company costs, were based upon specific identification of the relationship of Company's operations to the total operations of Osicom. Management believes that such allocated general expenses are representative of the expenses the Company will incur as a separate public company. Included in selling and marketing and general and administrative expenses are $80,000, $202,900, and $50,000 of allocated corporate overhead expenses for the years, ended January 31, 1999, 1998 and 1997, respectively.

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Use of Estimates -- The financial statements are prepared in conformity with generally accepted accounting principles which require management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, the disclosure of contingent assets and liabilities and the values of purchased assets and assumed liabilities in acquisitions. Actual results could differ from these estimates.


     Accounts and Notes Receivable -- In the normal course of business, the Company extends unsecured credit to its customers related to the sales of various products. Typically credit terms require payment within thirty days from the date of shipment. The Company evaluates and monitors the creditworthiness of each customer on a case-by-case basis.

     Allowance for Doubtful Accounts -- The Company provides an allowance for doubtful accounts based on its continuing evaluation of its customers' credit risk. The Company generally does not require collateral from its customers.


     Inventory -- Inventory, comprised of raw materials, work in process, finished goods and spare parts, is stated at the lower of cost (first-in, first-out method) or market.



     Inventories at January 31, 1999 and 1998 consist of:






                                                              1999          1998
                                                           ----------    ----------
Raw material............................................   $1,603,400    $1,350,400
Work in process.........................................    2,150,100     1,273,400
Finished goods..........................................      140,400       175,600
                                                           ----------    ----------
                                                            3,893,900     2,799,400
Less: Valuation reserve.................................      124,600       192,000
                                                           ----------    ----------
                                                           $3,769,300    $2,607,400
                                                           ----------    ----------
                                                           ----------    ----------


     Fair Value of Financial Instruments -- The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Except for financial instruments issued in conjunction with related party transactions management believes that there are no material differences between the recorded book values of its financial instruments and their estimated fair value. It is not practicable to estimate the fair value of related party notes payable or notes receivable of the Company due to their related party nature.


     Property and Equipment -- Property and equipment are recorded at historical cost. Depreciation and amortization are provided over the estimated useful lives of the individual assets or the terms of the leases if shorter using accelerated and straight-line methods. Useful lives for property and equipment range from three to seven years. Depreciation of leasehold improvements is computed using the straight-line method over five years.


     Capitalized leases are initially recorded at the present value of the minimum payments at the inception of the contracts, with an equivalent liability categorized as appropriate under current or non-current liabilities. Such assets are depreciated on the same basis as described above. Interest expense, which represents the difference between the minimum payments and the present value of the minimum payments at the inception of the lease, is allocated to accounting periods using a constant rate of interest over the lease.

     Property and equipment are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying amount. The Company measures impairment loss by comparing the fair market value, calculated as the present value of expected future cash flows, to its net book value. Impairment losses, if any, are recorded currently.

     Software Development -- Software development costs where technological feasibility has not been established are expensed in the period in which they occurred, otherwise, development costs that will
                                      F-8

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


become an integral part of the Company's products are deferred in accordance with Statement of Financial Accounting Standards Nos. 2 and 86. The deferred costs are amortized using the straight-line method over the remaining estimated 3 year economic life of the product or the ratio that current revenues for the product bear to the total of current and anticipated future revenues for that product. Amortization expense for the fiscal years ended January 31, 1999, 1998 and 1997 was $227,300, $277,300, and $321,900. Accumulated amortization was $206,200 and $132,200 as of January 31, 1999 and 1998, respectively.


     The recoverability of capitalized software costs are reviewed on an ongoing basis primarily based upon projections of discounted future operating cash flows from each software product line. The excess amount, if any, of the remaining net book value over the calculated amount is fully reserved. During the quarter ended July 31, 1997, the Company recorded a reduction to the net book value of its capitalized software development costs of $237,900 to reflect the decline in the net realizable value of these assets as the result of changing market conditions.


     Revenue Recognition -- The Company generally recognizes product revenue upon shipment to its OEM customers. Revenue from service obligations is deferred and recognized over the lives of the contracts. The Company accrues for warranty costs, sales returns, and other allowances at the time of shipment.


     Income Taxes -- Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 'Accounting for Income Taxes.' The statement employs an asset and liability approach for financial accounting and reporting of deferred income taxes generally allowing for recognition of deferred tax assets in the current period for future benefit of net operating loss and research credit carryforwards as well as items for which expenses have been recognized for financial statement purposes but will be deductible in future periods. A valuation allowance is recognized, if on the weight of available evidence it is more likely than not that some portion or all of the deferred tax assets will not be realized.

     Advertising -- The Company expenses advertising expenditures as incurred. Advertising expenses of the Company consist of allowances given to customers as well as direct expenditures by the Company.


     Income and Loss Per Common Share -- In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ('SFAS') No. 128, 'Earnings Per Share' effective for financial statements issued for period ending after December 15, 1997, including interim periods. SFAS 128 requires dual presentation of basic and diluted earnings per share ('EPS') on the face of the income statement. It also requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. (See Note M). This statement also requires restatement of all prior-period EPS data presented. The adoption had no effect on the calculation of EPS. Basic income and loss per common share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding during each period presented. Diluted EPS is based on the weighted average number of common shares outstanding as well as dilutive potential common shares, which in the Company's case consist of convertible securities outstanding, warrants to acquire common stock and shares issuable under stock benefit plans. Potential common shares are not included in the diluted loss per share computation for all periods presented as they would be anti-dilutive.


     Stock-Based Compensation -- The Company has adopted SFAS No. 123, 'Stock-Based Compensation' as of February 1, 1996. SFAS No. 123 also encourages, but does not require companies to record compensation cost for stock-based employee compensation. The Company has chosen to continue to account for stock-based compensation utilizing the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees.' Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the fair market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. (See Note K).

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


     Capital Structure -- SFAS No. 129, 'Disclosure of Information about Capital Structure' is effective for financial statement issued for periods ending after December 15, 1997. The new standard reinstates various securities disclosure requirements previously in effect under Accounting Principles Board Opinion No. 15, which has been superseded by SFAS No. 128. The adoption of SFAS No. 129 had no effect on the Company's financial position or results of operations.


     Comprehensive Income -- SFAS No. 130, 'Reporting Comprehensive Income' is effective for financial statements with fiscal years beginning after December 15, 1997. Earlier application is permitted. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The adoption of SFAS No. 130 had no material effect on the Company's financial position or results of operations.



     Segment Reporting -- SFAS No. 131, 'Disclosure about Segments of an Enterprise and Related Information' is effective for financial statements with fiscal years beginning after December 15, 1997. The new standard requires that public business enterprises report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public business enterprises report certain information about their products and services, the geographic areas in which they operate and their major customers. The adoption of SFAS No. 131 did not have a material effect on its results of operations.



     Pensions and Postretirement Benefits -- SFAS No. 132, 'Employers' Disclosures about Pensions and Other Postretirement Benefits' is effective for financial statements with fiscal years ending beginning after December 15, 1997; earlier application is permitted. The new standard revises employers' disclosures about pension and other postretirement benefit plans but does not change the measurement or recognition of those plans. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures previously required when no longer useful. The adoption of SFAS No. 132 did not have an effect on its financial position or results of operations.



     Derivative Instruments -- In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ('SFAS 133'). SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities and requires all derivatives to be recorded on the balance sheet at fair value. SFAS 133 is effective for years beginning after June 15, 1999. Adoption of SFAS 133 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.



     Software Revenue Recognition -- The Accounting Standards Executive Committee issued Statement of Position ('SOP') No. 97-2 'Software Revenue Recognition' which superceded Statement of Position No. 91-1 'Software Revenue Recognition' effective for transactions entered into in fiscal years beginning after December 15, 1997. During 1998, SOP No. 98-9 was issued. The provisions of SOP No. 98-9 amend certain provisions of SOP No. 98-4 and SOP 97-2. The adoption of these standards had no material effect on the Company's financial position or results of operations.

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

C. PROPERTY AND EQUIPMENT


     Property and equipment of the Company consisted of the following components as of January 31, 1999 and 1998:



                                                             1999           1998
                                                          -----------    ----------
Manufacturing, engineering and plant equipment and
  software.............................................   $ 3,240,700    $2,931,800
Office furniture and fixtures..........................       313,800       313,800
Leasehold and building improvements....................       158,100       138,900
                                                          -----------    ----------
     Total property and equipment......................     3,712,600     3,384,500
Less: Accumulated depreciation.........................    (3,027,400)   (2,610,600)
                                                          -----------    ----------
     Net book value....................................   $   685,200    $  773,900
                                                          -----------    ----------
                                                          -----------    ----------



     Depreciation expense was $416,800, $303,200 and $352,300 for the fiscal years ended January 31, 1999, 1998 and 1997, respectively.


D. SHORT TERM DEBT


     Short term debt at January 31, 1999 and 1998 consisted of the following:



                                                              1999          1998
                                                           ----------    ----------

Floating interest rate loan (2.5% over lender's prime
  rate) secured by all the tangible assets of the
  Company; weighted average interest rate for the years
  ended January 31, 1999 and 1998 was 10.5% and 11.8%,
  respectively..........................................   $3,191,500    $2,987,100
                                                           ----------    ----------
                                                           ----------    ----------



     On October 11, 1996, the Company obtained a $3,000,000 line of credit from Coast Business Credit which was increased to $5,000,000 subsequent to January 31, 1998. The line of credit is collateralized by substantially all the assets of the Company and a guarantee by Osicom. Advances are limited to 80% of eligible receivables and 30% of eligible inventory. The loan bears interest at 2.5% over the bank's prime rate but not less than 8%. The proceeds of this loan were used to repay the line of credit outstanding at the acquisition of the Company by Osicom under which the interest rate was 4% over the lender's prime rate. The highest amount and average amounts outstanding were $3,478,000 and $2,614,900 during the year ended January 31, 1999, respectively. The highest and average amounts outstanding were $2,987,100 and $2,298,000 during the year ended January 31, 1998, respectively.



     The Company is in compliance with its loan covenants at January 31, 1999.



E. LONG TERM DEBT



     The Company had various notes payable to certain of its former shareholders which were due December 1997 with interest only payable monthly. The holder of the note payable due to a former shareholder and present officer of the Company received 46,023 shares of Osicom's common stock in satisfaction of principal and accrued interest of $369,100 during October 1997 and January 1998.



     The Company was obligated under capital leases that expired on October 1, 1998. At January 31, 1998, the net book value of equipment under capital leases was $18,900. Remaining principal due was $17.900.

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


F. DUE FROM/TO AFFILIATES



     Due from affiliates at January 31, 1999 represents a receivable from an Osicom subsidiary. Charges to this subsidiary for manufactured goods and other expenses for the year ended January 31, 1999 were approximately $1,410,500.



     Due to affiliates at January 31, 1999 and 1998 consist of:



                                                              1999          1998
                                                           ----------    ----------

Due to Osicom...........................................   $5,884,800    $1,812,200
Due to Uni..............................................      538,300       358,800
                                                           ----------    ----------
                                                           $6,423,100    $2,171,000
                                                           ----------    ----------
                                                           ----------    ----------



     From time to time the Company has received non-interest bearing advances, including payments of expenses on behalf of the Company, from Osicom which are subordinate to bank debt. As of January 31, 1998, Osicom began accruing interest on the outstanding balance at prime plus 3.0% per year.



     In the ordinary course of business a wholly-owned subsidiary of Osicom, Uni Precision Industrial, Ltd. ('Uni'), manufactured and assembled products for the Company on a competitive bid basis. During the years ended January 31, 1999 and 1998 purchases from Uni were $1,557,200 and $775,600 of which $538,300 and $358,800 were unpaid at January 31, 1999 and 1998.


G. LEASES AND OTHER COMMITMENTS


(i) LEASES



     Rental expense under operating leases was $460,500, $330,800 and $291,600 for the years ended January 31, 1999, 1998 and 1997, respectively. The table below sets forth minimum payments under operating leases with remaining terms in excess of one year, at January 31, 1999:



                                                                         OPERATING
                                                                           LEASES
                                                                         ----------

2000..................................................................   $  410,100
2001..................................................................      410,100
2002..................................................................      273,400
2003..................................................................       --
                                                                         ----------
                                                                         $1,093,600
                                                                         ----------
                                                                         ----------



(ii) EMPLOYMENT CONTRACT



     The company has an employment contract with its Vice President, Worldwide Industrial Automation, EMEA New Markets European sales with an indefinite term. Either party can terminate the agreement with six month notice. The contract provides for base compensation of $125,000 per year plus commission up to $125,000 per year.

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

H. LITIGATION

     The Company is not aware of any claims or actions pending against it.

I. STOCKHOLDERS' EQUITY


     (i) The Company amended its Certificate of Incorporation in August 1998 to authorize the issuance of the following shares:



        35,000,000 shares of Common Stock ($0.01 par value)
         5,000,000 shares of Preferred Stock ($0.01 par value)



     The Company's Board of Directors has discretion to issue preferred stock in such series and with such preferences as it may designate without the approval of the holders of common shares. As of January 31, 1999 no such designations have been made.



     (ii) Concurrent with the offering, the Company affected a 100,000-for-one stock split resulting in 10,000,000 shares being issued and outstanding post-split.


     All shareholder's equity accounts have been retroactively restated to reflect these changes.


     (iii) On the effective date of the offering, the Company will grant options to officers and employees for the purchase of approximately 2,900,000 shares. The exercise price will be the same as the offering price to the public.


J. OTHER CAPITAL STOCK TRANSACTIONS AND BUSINESS ACQUISITIONS


     Options and Warrants -- During September 1996, options and warrants to acquire 505,700 Class A common shares at prices ranging from $0.10 to $0.75 were exercised in 'cashless' transactions. In satisfaction of the $346,700 liability representing the difference between the agreed upon value of the Company's common stock in connection with the acquisition by Osicom of $1.27 and the exercise price due upon exercise, the Company issued 299,200 shares of Class A common stock to the holders.


K. STOCK OPTION PLANS AND STOCK AWARD PLAN

     The Company adopted two stock option plans in August 1998: The 1998 Incentive and Non-Qualified Stock Option Plan and the 1998 Director Option Plan. The purpose of these plans is to attract, retain, motivate and reward officers, directors, employees and consultants of the Company to maximize their contribution towards the Company's success. All options will be granted at prices not less than fair value at the date of grant and will have terms varying up to 10 years.


     Additionally, the employees of the Company hold options granted under Osicom's stock option plans. All stock options are granted at not less than the fair market value on the date of grant. Under the plans, options generally vest over a two-year period from the date of grant.

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


     The following table summarizes the activity in the Osicom stock option plans as it relates to the employees of the Company:



                                                                              WEIGHTED AVERAGE
                                                          NUMBER OF SHARES     EXERCISE PRICE
                                                          ----------------    ----------------

Shares under option at January 31, 1996................             --                 --
     Granted...........................................         98,054             $30.48
     Exercised.........................................             --                 --
     Canceled..........................................             --                 --
                                                          ----------------
Shares under option at January 31, 1997................         98,054              30.48
     Granted...........................................         41,407              28.76
     Exercised.........................................          5,812              31.88
     Canceled..........................................          4,191              24.72
                                                          ----------------
Shares under option at January 31, 1998................        129,458              30.06
     Granted...........................................        187,737              11.63
     Exercised.........................................          5,091              31.88
     Canceled..........................................         39,272              33.96
                                                          ----------------
Shares under option at January 31, 1999................        272,832              16.78
                                                          ----------------
                                                          ----------------



     Additional information about outstanding options to purchase Osicom common stock held by employees of the Company at January 31, 1999 is as follows:



                                                    OUTSTANDING
                                     -----------------------------------------           EXERCISABLE
                                                       WEIGHTED AVERAGE           --------------------------
          EXERCISE PRICE                        ------------------------------              WEIGHTED AVERAGE
            PER SHARE                SHARES     LIFE (YEARS)    EXERCISE PRICE    SHARES     EXERCISE PRICE
----------------------------------   -------    ------------    --------------    ------    ----------------

$4.78 to $9.39....................   118,045         9.7            $ 6.82            --             --
$10.88 to $19.31..................    64,374         7.2             15.53        13,728         $15.94
$20.81 to $32.25..................    85,413         3.5             29.83        70,277          30.69
$45.00............................     5,000         9.5             45.00            --             --
                                     -------                                      ------
$4.78 to $45.00...................   272,832         7.2             16.78        84,005          28.28
                                     -------                                      ------
                                     -------                                      ------



     All stock options issued to employees have an exercise price not less than the fair market value of the Osicom's Common Stock on the date of grant, and in accordance with the accounting for such options utilizing the intrinsic value method there is no related compensation expense recorded in the Company's financial statements. Had compensation cost for stock-based compensation been determined based on the fair value at the grant dates in accordance with the method delineated in SFAS No. 123, the Company's net loss and loss per share for the years ended January 31, 1999, 1998 and 1997, would have been revised to the pro forma amounts presented below:






                                                       1999           1998           1997
                                                    -----------    -----------    -----------
Net income (loss):
     As reported.................................   $(2,422,200)   $  (176,400)   $ 1,220,100
     Pro forma...................................   $(2,702,200)   $  (528,300)   $   627,900
Basic income (loss) per share:
     As reported.................................   $     (0.24)   $     (0.02)   $      0.17
     Pro forma...................................   $     (0.27)   $     (0.05)   $      0.09



     The fair value of option grants is estimated on the date of grant utilizing the Black-Scholes option-pricing model with the following weighted average assumptions for grants during the years ended January 31, 1999: expected life of option 3 years, expected volatility of 45%, risk free interest rate of 5.28% and a 0% dividend yield. The fair value, at date of grant, using these assumptions was $1.23 to $9.52 per option and the weighted average was $3.11. The assumptions for the year ended January 31,

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


1998 were: expected life of option 3 years, expected volatility of 45%, risk free interest rate of 5.35% and a 0% dividend yield. The fair value, at date of grant, using these assumptions was $2.04 to $11.44 and the weighted average was $5.27. The assumptions for the year ended fiscal January 31, 1997 were: expected life of option of 3 years, expected volatility of 45%, risk free interest rate of 6.25% and a 0% dividend yield. The fair value, at date of grant, using these assumptions was $7.67 to $11.74 per option and the weighted average was $11.23.



     In connection with their acceptance of employment with the Company, employees have agreed that all unvested options to purchase common stock of Osicom will be forfeited and employees will have 90 days after the effective date of the initial public offering to exercise all vested options. Certain options granted during the quarter ended January 31, 1999 to executive officers will continue to vest over the one year period after the effective date of the initial public offering and will be exercisable for 90 days after the one year period. The Company will grant options to purchase the Common Stock of the Company in the first quarter of fiscal 2000 and in the future. Accordingly, the historical proforma impact of applying the fair value method prescribed by SFAS 123 is not representative of the impact that may be expected in the future.


L. INCOME TAXES


     The Company's provision for taxes on income consists of for the fiscal years ended January 31:





                                                           1999         1998         1997
                                                         ---------    ---------    ---------
Income taxes:
     Current..........................................   $  --        $  --        $  --
     Deferred.........................................      --           --           --
                                                         ---------    ---------    ---------
          Total.......................................      --           --           --
     Allocation of tax expense to discontinued
       operations.....................................      --          493,000      968,600
                                                         ---------    ---------    ---------
     Income tax benefit...............................   $  --        $ 493,000    $ 968,600
                                                         ---------    ---------    ---------
                                                         ---------    ---------    ---------


     The Company's operations generate permanent and temporary differences for depreciation, amortization, and valuation allowances. The Company has recorded a 100% valuation allowance against its deferred tax assets, including net operating loss and research credit carryforwards, in accordance with the provisions of Statement of Financial Accounting Standards No. 109. Such allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets and liabilities are comprised of the following at January 31:





                                                              1999          1998
                                                           -----------    ---------
Deferred tax assets:
     Valuation allowances...............................   $   178,900    $  88,200
     Research and development credits...................       210,000      210,000
     Tax loss carryforward..............................     1,582,200      656,900
     Other..............................................        40,000       34,400
                                                           -----------    ---------
          Gross deferred tax assets.....................     2,011,100      989,500
     Less: valuation allowance..........................    (1,812,800)    (757,300)
                                                           -----------    ---------
          Deferred tax asset............................       198,300      232,200
                                                           -----------    ---------
Deferred tax liabilities:
     Software development costs.........................      (198,300)    (232,200)
                                                           -----------    ---------
          Deferred tax liabilities......................      (198,300)    (232,200)
                                                           -----------    ---------
          Net deferred tax asset (liability)............   $   --         $  --
                                                           -----------    ---------
                                                           -----------    ---------



     At January 31, 1999, the Company has federal net operating losses ('NOL') of approximately $3,753,700 and research and development credits of $210,200 which may be available to reduce future taxable income; these carryforwards expire at various dates through 2014. The Internal Revenue Code of 1986, as amended ('Code'), reduces the extent to which NOLs and tax credit carryforwards may be utilized in a single taxable year in the event there has been an 'ownership change' of a company as defined by applicable Code provisions. The acquisition of the Company by Osicom in September 1996 resulted in such an ownership change. $558,900 of the Company's NOL's expiring in years ending January 31, 2008 through 2010 are subject to annual limitation of approximately $290,000. Further ownership changes, as defined by the Code, may reduce the extent to which any net operating losses and credits may be utilized. These carryforwards expire as follows:



                                                                          NOL        CREDITS
                                                                       ----------    --------
2008................................................................   $  170,100    $ 54,800
2009................................................................          400     102,300
2010................................................................      389,800      53,100
2013................................................................      998,100       --
2014................................................................    2,195,300       --
                                                                       ----------    --------
                                                                       $3,753,700    $210,200
                                                                       ----------    --------
                                                                       ----------    --------



     The reconciliation between income tax expense and a theoretical United States tax computed by applying a rate of 35% for the fiscal years ended January 31, 1999, 1998 and 1997 is as follows:



                                                       1999           1998           1997
                                                    -----------    -----------    -----------
Loss before income taxes from continuing
  operations.....................................   $(2,132,400)   $(1,346,000)   $(1,078,000)
                                                    -----------    -----------    -----------
                                                    -----------    -----------    -----------
Theoretical tax expense (benefit) at 35%.........   $  (746,300)   $  (471,100)   $  (377,300)
Impact of non-qualified stock options............       (24,300)       (60,000)       --
Impact of state taxes and other..................      (284,900)       (83,600)      (164,300)
Change in valuation allowance....................     1,055,500        121,700       (427,000)
                                                    -----------    -----------    -----------
Tax benefit......................................   $   --         $  (493,000)   $  (968,600)
                                                    -----------    -----------    -----------
                                                    -----------    -----------    -----------

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


M. EARNINGS PER SHARE CALCULATION



     The following data show the amounts used in computing basic earnings per share.




                                                       1999           1998           1997
                                                    -----------    -----------    -----------
Net income (loss)................................   $(2,422,200)   $  (176,400)   $ 1,220,100
Less: preferred dividends........................       --             --             --
                                                    -----------    -----------    -----------
Net loss available to common shareholders used in
  basic EPS......................................   $(2,422,200)   $  (176,400)   $ 1,220,100
                                                    -----------    -----------    -----------
                                                    -----------    -----------    -----------
Average number of common shares used in basic
  EPS............................................    10,000,000     10,000,000      7,158,300
                                                    -----------    -----------    -----------
                                                    -----------    -----------    -----------



     The Company had a net loss for the fiscal years ending January 31, 1999 and 1998. Accordingly, the effect of dilutive securities including warrants to acquire common stock and stock options, vested and nonvested, are not included in the calculation of EPS because their effect would be antidilutive. The following data shows the effect on income and the weighted average number of shares of dilutive potential common stock.






                                                         1999           1998          1997
                                                      -----------    ----------    ----------
Net income (loss) available to common shareholders
  used in basic EPS................................   $(2,422,200)   $ (176,400)   $1,220,100
Adjustments........................................       --             --            --
                                                      -----------    ----------    ----------
Net income (loss) available to common shareholders
  after assumed conversions of dilutive
  securities.......................................   $(2,422,200)   $ (176,400)   $1,220,100
                                                      -----------    ----------    ----------
                                                      -----------    ----------    ----------
Average number of common shares used in basic
  EPS..............................................    10,000,000    10,000,000     7,158,300
Effect of dilutive securities:
     Convertible preferred stock...................       --             --         1,149,100
     Warrants......................................       --             --           517,600
     Stock benefit plans...........................       --             --            48,100
                                                      -----------    ----------    ----------
Average number of common shares and dilutive
  potential common stock used in diluted EPS.......    10,000,000    10,000,000     8,873,100
                                                      -----------    ----------    ----------
                                                      -----------    ----------    ----------


     The shares issuable upon exercise of options and warrants represents the quarterly average of the shares issuable at exercise net of the shares assumed to have been purchased, at the average market price for the period, with the assumed exercise proceeds. Accordingly, options with exercise prices in excess of the average market price for the period are excluded because their effect would be antidilutive. The average market price for the periods presented has been assumed to be equal to the exercise price of the rights to be distributed to Osicom's shareholders in connection with the Company's planned initial public offering. All options outstanding during the periods presented are exercisable at prices equal to or greater than this price and are therefore excluded from diluted income per share as they would be antidilutive.


     Income (loss) per share for the fiscal years ended January 31, 1997 has been restated to give effect to the application of SFAS 128 which was adopted by the Company for periods ending after December 15, 1997. There was no effect of the restatement on income (loss) per share for the year ended January 31, 1997.

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

N. OTHER RELATED PARTY TRANSACTIONS

     Summarized below are all material related party transactions entered into by the Company and its subsidiaries during the periods presented not otherwise disclosed in these notes.


     The Company had outstanding indebtedness to former shareholders and a current officer of the Company as more fully described in Note E. During the fiscal years ended January 31, 1998 and 1997 the interest expense incurred on these notes was $27,100 and $22,300, respectively.


O. SUPPLEMENTAL CASH FLOW DISCLOSURES

     The stock issued by Osicom in satisfaction of a note payable including accrued interest to a current officer and former shareholder of the Company neither provided nor used cash. Accordingly, the values assigned to such stock have been excluded from the statements of cash flows.


     Interest paid for the fiscal year ended January 31, 1999 was approximately $262,800. Interest expense paid approximated the related expenses for the fiscal years ended January 31, 1998, and 1997.



     No income taxes were paid for the years ended January 31, 1999, 1998 and 1997.


P. CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. As regards the former, the Company places its temporary cash investments with high credit financial institutions and limits, by policy, the amount of credit exposure to any one institution. No accounts at a single bank accounted for more than 10% of current assets.


     Substantially all of the Company's OEM customers in the imaging market are headquartered in Japan. The current economic conditions existing in many Asian countries, including Japan, are uncertain and may have a significant effect on the business operations of such OEM customers. Consequently, the Company's dependence on its OEM customers in the imaging market in Japan and the uncertain factors affecting Japan's economic condition could have a material adverse effect on the Company's business, operating results, cash flows and financial condition.



     Although the Company is directly affected by the economic well being of its significant customers listed in the following tables, management does not believe that significant credit risk exists at January 31, 1999. The Company performs ongoing credit evaluations of its customers' financial condition and does not require collateral.



     The following data shows the customers accounting for more than 10% of net receivables at fiscal years ended January 31, 1999 and 1998:



                                                                                       1999         1998
                                                                                       ----         ----
Konica..............................................................................   19.7%         --
Dimatech............................................................................   18.5          2.0%
Ricoh Electronics...................................................................   13.7          --
Ingram Micro........................................................................    --          26.6
Tech Data Corporation...............................................................    --          17.0
Kyocera Communications Systems Co., Ltd. ...........................................    4.0         18.4

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


     The following data shows that sales to major customers during fiscal years ended January 31, 1999, 1998, and 1997 as a percentage of net sales:



                                                                         1999         1998         1997
                                                                         ----         ----         ----
Xerox Corporation.....................................................   15.6%        33.7%        21.0%
Kyocera Communications Systems Co., Ltd...............................   11.6          8.7          6.7
Konica Business Systems...............................................   11.4          8.8          --
NEC...................................................................    3.5         10.8          0.4
Digital Equipment, Inc................................................    --           5.3         33.3
Paradyne Corporation..................................................    --           2.3         10.4



Q. DISCONTINUED OPERATION



     Effective May 1, 1998 the Company sold its Commercial product line to Osicom as described in Note A. The agreement provides for the terms and conditions of the transfer by the Company to Osicom of the right to manufacture and sell Commercial products. The agreement provides that Osicom shall have the right to manufacture and sell the Company's stand alone print servers to distributors who will then market such products directly to the consumer. The Company has assigned accounts receivables accruing after July 31, 1998, computer software and furniture, fixtures, equipment, software licenses and trademarks to Osicom. Any future licensing fees will be paid by Osicom. Osicom has the option to acquire inventory of stand alone print servers at the Company's cost during the period of the agreement. The agreement requires the Company to provide certain engineering support to Osicom, for which Osicom shall pay 100% of the actual cost of such support to the Company. It also requires Osicom to assign all its rights in the trademark NET+ARM'TM' to the Company and requires Osicom to use its best efforts to obtain a consent in writing from ARM, Limited to the assignment of the rights to NET+ARM'TM'. The agreement is for one year unless earlier terminated by mutual agreement. Lastly, Osicom has agreed to cause certain intellectual property previously owned by Osicom to be co-owned by the Company and Osicom.


     The Company entered into a supply agreement with Osicom pursuant to which the Company sells to Osicom several products, including the NET+ARM'TM' chips for fixed prices. The prices are subject to change consistent with any changes in the Company's costs for such products. The agreement also provides that Osicom manufacturers products for the Company at Osicom's best price, as determined by mutual agreement. The agreement has a term of five years and does not obligate Osicom to purchase any products from the Company or the Company to utilize Osicom for manufacturing.

     The Company and Osicom entered into a one year sublease agreement for approximately 6,000 square feet of office space at the Company's facilities for an annual rental of $88,000 per year payable quarterly. The sublease may be extended for one year terms for the term of the Company's facility lease.

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


R. SEGMENT INFORMATION



     Information for the fiscal years ended January 31, 1999, 1998 and 1997 in the table below is presented on the same basis utilized by the Company to manage its business. Export sales and certain income and expense items are reported in the geographic area where the final sale to customers is made, rather than where the transaction originates.



                                                        1999           1998          1997
                                                     -----------    ----------    -----------
Net sales:
     United States................................   $ 6,683,800    $5,653,500    $ 7,444,500
     Asia.........................................     5,355,800     1,150,700        --
     Europe.......................................       960,500     1,089,500        --
     Other........................................       372,900        26,600        --
                                                     -----------    ----------    -----------
          Total net sales.........................   $13,373,000    $7,920,300    $ 7,444,500
                                                     -----------    ----------    -----------
                                                     -----------    ----------    -----------



     There were no long-lived assets at any foreign locations during the years presented.

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

S. VALUATION AND QUALIFYING ACCOUNTS

     Changes in the inventory valuation reserve were as follows:


Balance at January 31, 1996......................................................   $ 297,000
     Additions charged to costs and expenses.....................................     156,000
     Amounts used during year....................................................     (62,000)
                                                                                    ---------
Balance at January 31, 1997......................................................     391,000
     Additions charged to costs and expenses.....................................     146,000
     Amounts used during year....................................................    (345,000)
                                                                                    ---------
Balance at January 31, 1998......................................................     192,000
     Additions charged to costs and expenses.....................................     131,800
     Amounts used during year....................................................    (199,200)
                                                                                    ---------
Balance at January 31, 1999......................................................   $ 124,600
                                                                                    ---------
                                                                                    ---------

     Changes in the accounts receivable valuation reserve were as follows:

Balance at January 31, 1996......................................................   $ 416,500
     Additions charged to costs and expenses.....................................      --
     Amounts used during year....................................................    (136,500)
                                                                                    ---------
Balance at January 31, 1997......................................................     280,000
     Additions charged to costs and expenses.....................................      22,600
     Amounts used during year....................................................    (285,500)
                                                                                    ---------
Balance at January 31, 1998......................................................      17,100
     Additions charged to costs and expenses.....................................     312,000
     Amounts used during year....................................................     (29,100)
                                                                                    ---------
Balance at January 31, 1999......................................................   $ 300,000
                                                                                    ---------
                                                                                    ---------



     Note: See Managements' Discussion and Analysis of Financial Condition and Results of Operations.

--------------------------------------------------------------------------------



     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SUCH. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AND CORRECT
ONLY AS OF                , 1999, REGARDLESS OF THE TIME OF DELIVERY OF THIS
PROSPECTUS OR ANY SALE OF SECURITIES.



     UNTIL                , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTCIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.



--------------------------------------------------------------------------------



                        3,000,000 SHARES OF COMMON STOCK
                           $12.00 TO $14.00 PER SHARE
                                    [LOGO]






DAIN RAUSCHER WESSELS                                          TUCKER ANTHONY
  a division of Dain Rauscher Incorporated                      Incorporated



                                                                          , 1999



--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The estimated expenses (other than underwriting discounts and commissions) payable in connection with this offering of the shares of Common Stock offered hereby are as follows:



                                                                                             AMOUNT
                                                                                          -------------

Securities and Exchange Commission registration fee....................................   $   13,427.40
NASD filing fee........................................................................        4,985.00
Nasdaq filing fee......................................................................       48,000.00
Printing and engraving expenses........................................................      300,000.00
Legal fees and expenses................................................................      200,000.00
Accounting fees and expenses...........................................................      100,000.00
Blue Sky fees and expenses (including legal fees)......................................       15,000.00
Transfer agent and registrar fees and expenses.........................................       25,000.00
Miscellaneous..........................................................................      293,587.60
                                                                                          -------------
     Total.............................................................................   $1,000,000.00
                                                                                          -------------
                                                                                          -------------


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Articles of Organization permit indemnification to the fullest extent permitted by Massachusetts law. The Registrant's By-laws require the Registrant to indemnify any person who was or is an authorized representative of the Registrant, and who was or is a party or is threatened to be made a party to any corporate proceeding, by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal third party proceeding (including any action or investigation which could or does lead to a criminal third party proceeding) had no reasonable cause to believe such conduct was unlawful. The Registrant shall also indemnify any person who was or is an authorized representative of the Registrant and who was or is a party or is threatened to be made a party to any corporate proceeding by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such corporate action if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the Massachusetts Court of Chancery or the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Such indemnification is mandatory under the Registrant's By-laws as to expenses actually and reasonably incurred to the extent that an authorized representative of the Registrant has been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein.

     The determination of whether an individual is entitled to indemnification may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the stockholders. Massachusetts law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. The Registrant expects to obtain a directors and officers liability insurance policy prior to the effective date of this Registration Statement.


     The Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Act. Reference is made to Section 8 of the form of Underwriting Agreement which will be filed by amendment as Exhibit 1.1 hereto.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Not applicable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

EXHIBIT NO.                                           DESCRIPTION                                            PAGE NO.
-----------   --------------------------------------------------------------------------------------------   --------


   **1.1      -- Form of Underwriting Agreement...........................................................
     3.1      -- Restated Articles of Organization of the Company.........................................
    *3.3      -- Amended and Restated By-laws of the Company..............................................
     5.1      -- Opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP.............................
    10.1      -- NETsilicon, Inc. Amended and Restated 1998 Incentive and Nonqualified Stock Option
                 Plan.....................................................................................
   *10.2      -- NETsilicon, Inc. 1998 Director Stock Option Plan.........................................
   *10.3      -- Supply Agreement between Osicom Technologies, Inc. and the Company dated as of May 1,
                 1998.....................................................................................
   *10.4      -- Intercompany Agreement between Osicom Technologies, Inc. and the Company dated as of May
                 1, 1998..................................................................................
   *10.5      -- Agreement of Sublease between Osicom Technologies, Inc. and the Company dated as of
                 August 1, 1998...........................................................................
   *10.6      -- Loan and Security Agreement between the Company and Coast Business Credit dated October
                 11, 1996, as amended.....................................................................
    10.7      -- Amendment No. 2 to the Loan and Security Agreement between the Company and Coast Business
                 Credit dated October 28, 1998............................................................
    10.8      -- Employment Agreement between the Company and Michael Evensen dated October 1, 1998.......
    10.9      -- Amendment No. 1 to NETsilicon, Inc. 1998 Director Stock Option Plan......................
  **10.10     -- Trademark License Agreement between ARM Limited and Osicom Technologies Inc. dated July
                 14, 1998.................................................................................
  **10.11     -- Software License Agreement between Integrated Systems, Inc. and Osicom Technologies Inc.
                 dated November 14, 1997, as amended......................................................
  **10.12     -- License Agreement between Peerless Systems Corporation and Osicom Technologies
                 Incorporated, DPI Print Server Division for Peerless Standard Input/Output (PSIO) dated
                 August 10, 1998..........................................................................
  **10.13     -- Novell Embedded Systems Technology Master Agreement between Novell, Inc. and Digital
                 Products, Inc., dated December 1, 1995, as amended.......................................
    10.14     -- Letter Agreement Amendment to Intercompany Agreement between Osicom Technologies, Inc.
                 and the Company..........................................................................
    23.1      -- Consent of BDO Seidman, LLP..............................................................
    23.3      -- Consent of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP (to be included in Exhibit
                 5.1).....................................................................................
   *24.1      -- Power of Attorney (included on signature page)...........................................
    27.1      -- Financial Data Schedule..................................................................


------------


 * Previously filed.



** To be filed by amendment.

     (b) Financial statement schedules

     All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are either included in the financial statements or are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in 'Calculation of Registration Fee' table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

             (iv) To reflect the results of this offering.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Waltham, Massachusetts on March 11, 1999.


                                          NETSILICON, INC.

                                          By:       /S/ CORNELIUS PETERSON
                                                             ...
                                                  CORNELIUS PETERSON VIII
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURES                                      TITLE(S)                             DATE
------------------------------------------  -------------------------------------------------   ---------------

          /S/ CORNELIUS PETERSON            President and Chief Executive Officer               March 11, 1999
 .........................................    and Director
         CORNELIUS PETERSON VIII

          /S/ RENN ZAPHIROPOULOS            Chairman of the Board                               March 11, 1999
 .........................................
            RENN ZAPHIROPOULOS

          /S/ DANIEL J. SULLIVAN            Vice President -- Finance, Chief                    March 11, 1999
 .........................................    Financial Officer
            DANIEL J. SULLIVAN

            /S/ YECHIAM YEMINI              Director                                            March 11, 1999
 .........................................
              YECHIAM YEMINI

            /S/ LEONARD HECHT               Director                                            March 11, 1999
 .........................................
              LEONARD HECHT

           /S/ BRUCE B. ROESNER             Director                                            March 11, 1999
 .........................................
             BRUCE B. ROESNER

                                 EXHIBIT INDEX


EXHIBIT NO.                                           DESCRIPTION                                            PAGE NO.
-----------   --------------------------------------------------------------------------------------------   --------
   **1.1      -- Form of Underwriting Agreement...........................................................
     3.1      -- Restated Articles of Organization of the Company.........................................
    *3.3      -- Amended and Restated By-laws of the Company..............................................
     5.1      -- Opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP.............................
    10.1      -- NETsilicon, Inc. Amended and Restated 1998 Incentive and Nonqualified Stock Option
                 Plan.....................................................................................
   *10.2      -- NETsilicon, Inc. 1998 Director Stock Option Plan.........................................
   *10.3      -- Supply Agreement between Osicom Technologies, Inc. and the Company dated as of May 1,
                 1998.....................................................................................
   *10.4      -- Intercompany Agreement between Osicom Technologies, Inc. and the Company dated as of May
                 1, 1998..................................................................................
   *10.5      -- Agreement of Sublease between Osicom Technologies, Inc. and the Company dated as of
                 August 1, 1998...........................................................................
   *10.6      -- Loan and Security Agreement between the Company and Coast Business Credit dated October
                 11, 1996, as amended.....................................................................
    10.7      -- Amendment No. 2 to the Loan and Security Agreement between the Company and Coast Business
                 Credit dated October 28, 1998............................................................
    10.8      -- Employment Agreement between the Company and Michael Evensen dated October 1, 1998.......
    10.9      -- Amendment No. 1 to NETsilicon, Inc. 1998 Director Stock Option Plan......................
  **10.10     -- Trademark License Agreement between ARM Limited and Osicom Technologies Inc. dated July
                 14, 1998.................................................................................
  **10.11     -- Software License Agreement between Integrated Systems, Inc. and Osicom Technologies Inc.
                 dated November 14, 1997, as amended......................................................
  **10.12     -- License Agreement between Peerless Systems Corporation and Osicom Technologies
                 Incorporated, DPI Print Server Division for Peerless Standard Input/Output (PSIO) dated
                 August 10, 1998..........................................................................
  **10.13     -- Novell Embedded Systems Technology Master Agreement between Novell, Inc. and Digital
                 Products, Inc., dated December 1, 1995, as amended.......................................
    10.14     -- Letter Agreement Amendment to Intercompany Agreement between Osicom Technologies, Inc.
                 and the Company..........................................................................
    23.1      -- Consent of BDO Seidman, LLP..............................................................
    23.3      -- Consent of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP (to be included in Exhibit
                 5.1).....................................................................................
   *24.1      -- Power of Attorney (included on signature page)...........................................
    27.1      -- Financial Data Schedule..................................................................


------------

 * Previously filed.

** To be filed by amendment.



                          STATEMENT OF DIFFERENCES
                          ------------------------
 The trademark symbol shall be expressed as............................. 'TM'
 The registered trademark symbol shall be expressed as.................. 'r'